8/29

06016409

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Natural Resources Limited

*CURRENT ADDRESS H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai. 400 710
India

**FORMER NAME

PROCESSED

**NEW ADDRESS

AUG 3 1 2006

THOMSON
FINANCIAL

FILE NO. 82- 35009 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 8/15/06

082-35001

RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED

2006 AUG 29 P 12:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

AR/S
3-31-05

24 August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to our letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 24th August, 2006 to the Stock Exchanges in India accompanied with Listing particulars for listing of GDRs on the Luxembourge Stock Exchange, copy of the same is enclosed herewith for information and records.

Very truly yours
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE NATURAL RESOURCES LIMITED

(Incorporated in the Republic of India as a public company with limited liability and registered with the Registrar of Companies, Maharashtra, Mumbai under registration number L64200MH2000PLC125260)

Listing of up to 31,834,870 Global Depositary Receipts Representing up to 63,669,740 Equity Shares, par value Rs.5 each

This is a listing (the "Listing") of up to 31,834,870 Global Depositary Receipts (the "GDRs") representing up to 63,669,740 equity shares of Rs.5 each of Reliance Natural Resources Limited ("RNRL" or the "Company"). Each GDR will initially represent two equity shares par value Rs.5 per share (the "Shares") of the Company. The GDRs will be issued pursuant to a Deposit Agreement dated 3 May 2006, as supplemented on 2 August 2006 (the "Deposit Agreement") between the Company and Deutsche Bank Trust Company Americas, as depositary (the "Depositary").

An application has been made to admit the GDRs to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market.

All of the Company's outstanding Shares, including the Shares represented by the GDRs, are listed on Bombay Stock Exchange Limited (the "BSE") and National Stock Exchange of India Ltd. (the "NSE"). On 18 August 2006, the closing price of the Shares on the BSE was Rs.20.60 per Share and on the NSE was Rs.20.55 per Share.

These Listing Particulars are not an offering document and have been published solely for the purpose of listing the GDRs. These Listing Particulars do not constitute, nor do they contain, and should not be construed as, an offer or invitation to subscribe for or purchase any securities in the Company.

The GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters. Investing in the GDRs involves risks. See "Risk Factors" beginning on page 11 to read about factors that investors should consider before buying the GDRs.

The GDRs and the Shares to be represented by such GDRs have not been and will not be registered under the Securities Act and may not be offered or sold within the United States, except to QIBs in reliance on the exemption from registration provided by Rule 144A and to certain persons in offshore transactions in reliance on Regulation S. Consequently, prospective purchasers are hereby notified that sellers of the GDRs may be relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. The GDRs may not be offered or sold directly or indirectly in India or to, or for the account of, any resident of India or any Ineligible Investor (as defined herein). The GDRs offered hereby are not transferable except in accordance with the restrictions described under "Transfer Restrictions".

The securities described herein have not been approved or disapproved by any United States federal or state securities commission or regulatory authority, and the foregoing authorities have not passed upon or endorsed the merits of the Listing or the accuracy or adequacy of these Listing Particulars. Any representation to the contrary is a criminal offence in the United States.

A copy of these Listing Particulars will be delivered to the Registrar of Companies in Mumbai, India, the Reserve Bank of India (the "RBI"), the Securities and Exchange Board of India ("SEBI"), the BSE, and the NSE for record purposes only.

The date of these Listing Particulars is 23 August 2006.

The Company accepts full responsibility for the information contained in these Listing Particulars and, having taken all reasonable care to ensure that such is the case, declares that the information contained in these Listing Particulars is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

These Listing Particulars are being furnished by the Company in connection with the Listing. The information contained herein has been provided by the Company and other sources identified herein.

The distribution of these Listing Particulars in certain jurisdictions may be restricted by law. Persons into whose possession these Listing Particulars come are required by the Company to inform themselves about and to observe any such restrictions. For a description of restrictions on offers and sales of the GDRs and distribution of these Listing Particulars, see "Terms and Conditions of the Global Depositary Receipts" and "Transfer Restrictions". No person is authorised to give any information or to make any representation not contained in these Listing Particulars and any information or representation not so contained must not be relied upon as having been authorised on behalf of the Company. The delivery of these Listing Particulars at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

The Depositary has not separately verified the information contained in these Listing Particulars. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Depositary as to the accuracy or completeness of the information contained in these Listing Particulars or any other information supplied in connection with the GDRs or the Shares and nothing contained herein is, or shall be relied upon as, a promise or representation by the Depositary as to the past or the future. Each person receiving these Listing Particulars acknowledges that such person has not relied on the Depositary in connection with its investigation of the accuracy of such information or any investment decision and each such person must rely on their own examination of the Company and the merits and risks involved in investing.

AVAILABLE INFORMATION

The Company has agreed that, for so long as the GDRs and the Shares represented by such GDRs remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will furnish, upon the request of any holder, beneficial owner or prospective purchaser of the GDRs or the Shares represented by such GDRs, or interest therein who is a QIB within the meaning of Rule 144A, the information specified in paragraph (d)(4) of Rule 144A under the Securities Act to that holder, beneficial owner or prospective purchaser unless, at the time of that request, the Company is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Company is included in the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act (and therefore furnish the U.S. Securities and Exchange Commission (the "SEC") certain information pursuant to Rule 12g3-2(b) under the Exchange Act).

INVESTMENT IN INDIA

Recipients of these Listing Particulars should consider the recent notification issued by the Indian Ministry of Finance, dated 31 August 2005, pursuant to which certain entities that are not eligible to invest in India through the portfolio route and entities prohibited by the SEBI from buying, selling or dealing in securities shall not be eligible to participate in a foreign currency convertible bond ("FCCB") or a global depositary receipt offering. Any potential investor in the GDRs will be deemed to have acknowledged, represented and agreed that it is eligible to invest in India under applicable law, including the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through the Depositary Receipt Mechanism) Scheme 1993, as amended from time to time, and has not been prohibited by the SEBI from buying, selling or dealing in securities.

Table of Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Conventions

In these Listing Particulars, unless the context otherwise requires, references to the "Company" and "RNRL" are to Reliance Natural Resources Limited.

The Company prepares and publishes its financial statements in rupees. These Listing Particulars contain translations of certain rupee amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the rupee amounts represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at all. Unless otherwise indicated, all translations from rupees to U.S. dollars have been made on the basis of the noon buying rate in New York City on 30 June 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of Rs.45.87 = U.S.$1.00.

Financial Statements Contained Herein

References in these Listing Particulars to "Indian GAAP" means generally accepted accounting principles of India and to "U.S. GAAP" means generally accepted accounting principles of the United States. The Company prepares its financial statements in accordance with Indian GAAP. All discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

The Company has included elsewhere in these Listing Particulars its audited financial statements as of each of the years ended 31 March 2004 and 31 March 2005 and the nine months ended 31 December 2005 (the "Audited Financial Statements") and its unaudited financial statements as of the six months ended 30 June 2006 (the "Unaudited Financial Statements" and together with the Audited Financial Statements, the "Financial Statements").

It has been the Company's practice to produce audited financial statements on 31 March of each year since its incorporation (i.e. for each of the years ended 31 March 2001, 31 March 2002, 31 March 2003, 31 March 2004 and 31 March 2005). However, due to the demerger from Reliance Industries Limited described in these Listing Particulars in the section entitled "Demerger from Reliance Industries Limited", the Company has prepared audited financial statements for the nine months ended 31 December 2005 and has prepared unaudited financial statements for the six months ended 30 June 2006. It is expected that the next audited financial statements will be produced by the Company for the 15 months ending 31 March 2007 on a stand-alone basis, as the Company has no subsidiaries.

The Financial Statements have been prepared in accordance with Indian GAAP. The Audited Financial Statements were audited by Pathak H.D. & Associates, the Company's statutory auditors, who have agreed to the inclusion of their audit report in these Listing Particulars. The Unaudited Financial Statements were reviewed by Pathak H.D. & Associates, the Company's statutory auditors, who have agreed to the inclusion of their review report in these Listing Particulars.

Industry and Market Data

Information regarding market position, growth rates and other industry data pertaining to the Company's business contained in these Listing Particulars consists of estimates based on data compiled by professional organisations and analysts, on data from other external sources and on the Company's knowledge of its markets. This data is subject to change and cannot be verified with complete certainty due to limits on the availability and reliability of the raw data and other limitations and uncertainties inherent in any statistical survey. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organisations) to validate market-related analyses and estimates, so the Company relies on internally-developed estimates. While the Company has compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, the Company only accepts responsibility for accurately reproducing such data. However, the Company has not independently verified that data and the Company makes no representation regarding the accuracy of such data. Similarly, while the Company believes its internal estimates to be reasonable, such estimates have not been verified by any independent sources and the Company cannot assure recipients of these Listing Particulars as to their accuracy.

Forward-looking Statements

These Listing Particulars include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934. All statements contained in these Listing Particulars that are not statements of historical fact constitute "forward-looking statements". Some of these statements can be identified by forward-looking terms, such as "anticipate", "believe", "can", "could", "estimate", "expect", "intend", "may", "plan", "will" and "would" or similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding the Company's expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to the Company's business strategy, planned projects and other matters discussed in these Listing Particulars regarding matters that are not historical fact. These forward-looking statements and any other projections contained in these Listing Particulars (whether made by the Company or any third party) involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other projections.

The forward-looking statements contained in these Listing Particulars are based on the beliefs of the Company's management, as well as the assumptions made by and information currently available to it. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at the date of these Listing Particulars, it cannot give any assurance that such expectations will prove to be correct. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

The factors that could cause the Company's actual results, performances and achievements to be materially different include: (i) general, political, social and economic conditions in India and elsewhere; (ii) accidents, natural disasters or outbreaks of diseases; (iii) foreign exchange rates; (iv) Indian governmental policies regarding export-import restrictions, various duties and taxes and other policies affecting the Company's business; (v) competition in the industry in which the Company operates; (vi) other factors beyond the Company's control; (vii) the effect of changes in the Company's markets, including the regulatory environment; (viii) industrial action involving the Company's employees; and (ix) the Company's success at managing risks that arise from these factors.

Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" and "Business". These forward-looking statements speak only as of the date of these Listing Particulars. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SUMMARY OF THE GDRS

The following is a general summary of the terms of the GDRs. This summary is derived from and should be read in conjunction with the full text of the description of the GDRs (see "Terms and Conditions of the Global Depositary Receipts") and the Deposit Agreement. The terms and conditions of the GDRs and the Deposit Agreement shall prevail in the event of any inconsistency with the terms set out in this section.

Issuer

Reliance Natural Resources Limited, a public company incorporated in the Republic of India with limited liability.

The GDRs

Each GDR represents two Shares. The Rule 144A GDRs and the Regulation S GDRs will be issued pursuant to the Deposit Agreement. Holders of Regulation S GDRs represented by the Master Regulation S GDR may only transfer such Regulation S GDRs in exchange for Rule 144A GDRs upon satisfying certain procedural requirements. Holders of Rule 144A GDRs represented by the Master Rule 144A GDR may only transfer such Rule 144A GDRs in exchange for Regulation S GDRs upon satisfying certain procedural requirements.

There are limitations on redeposits of Shares that have been withdrawn from the GDR deposit facilities and on deposits of Shares acquired in the open market. The GDRs and the Shares represented thereby are subject to restrictions on transfer. See "Terms and Conditions of the Global Depositary Receipts" and "Transfer Restrictions".

Listing Date

On or about 23 August 2006.

Book-Entry Delivery

The initial deposit of Shares in connection with the Listing was made by the delivery to the Custodian of a share certificate representing the Shares. Upon receipt by the Custodian of such share certificate and receipt by the Depositary of confirmation from the Company that the Shares to be represented by the GDRs have been issued as fully paid, the Depositary executed and delivered the Master Rule 144A GDR evidencing the Rule 144A GDRs to a custodian for DTC and executed and delivered the Master Regulation S GDR evidencing the Regulation S GDRs to a common depositary for Euroclear and Clearstream, Luxembourg. Except as described herein, beneficial interests in the Master GDRs will be shown on, and transfers thereof will be effected only through, book-entry records maintained by DTC, Euroclear and Clearstream, Luxembourg and their direct and indirect participants and accountholders.

Issue of Additional GDRs

Under current Indian law and the terms of the Deposit Agreement, additional GDRs may be issued only in respect of (i) Shares issued as a dividend or free distribution in respect of deposited Shares, (ii) the exercise by shareholders of their pre-emptive rights in connection with rights offerings, (iii) transfers between the depositary facility for the Rule 144A GDRs and the depositary facility for the Regulation S GDRs and (iv) Shares to be represented by the same number of GDRs as have previously been cancelled.

Total Shares outstanding prior to and after the Listing

As at the date of these Listing Particulars, there were 1,343,130,422 Shares outstanding, including up to 63,669,740 Shares represented by the GDRs listed pursuant to the Listing.

Dividends

Holders of GDRs will be entitled to receive dividends, subject to the terms of the Deposit Agreement, to the same extent as the holders of Shares, less the fees, taxes, duties, charges, costs and expenses payable under such Deposit Agreement, including any Indian tax applicable to such dividends. Cash dividends on the Shares, if any, will be paid in rupees and, subject to any restrictions imposed by Indian law, regulations or applicable permits, will be converted into U.S. dollars by the Depositary in the manner provided in the Deposit Agreement and distributed to holders of GDRs. See "Taxation — Indian Taxation". RNRL has not declared any dividends since its incorporation on 24 March 2000.

Indian Taxation

Allotments of GDRs will be made free and clear of, and without deduction or withholding in respect of, Indian taxation, save to the extent required by law. Where tax is required to be deducted or withheld by RNRL under Indian law, RNRL will gross up the taxable amount and will be required to account separately to the Indian tax authorities for any withholding taxes applicable on such amounts. The GDRs will have the benefit of the tax concessions available under the provisions of Section 115AC of the Indian Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through the Depositary Receipt Mechanism) Scheme 1993. These tax concessions include withholding at a reduced rate of 10 per cent., plus an applicable surcharge of 10 per cent. and education cess at the rate of 2 per cent. on such tax, for individuals and an association of persons if taxable income exceeds Rs.1 million, and a surcharge of 10 per cent. and education cess at the rate of 2 per cent. on such tax for companies, in respect of capital gains resulting from long-term investments, except where such long-term capital gains are exempt from tax by virtue of the transfer of a short-term capital asset, being a sale of equity shares in a company or a unit of an equity oriented fund or a derivative, and such transactions are entered into on a recognised stock exchange in India, and are chargeable to securities transaction tax under the

Indian Income Tax Act. Gains realised outside India on the sale or transfer of GDRs (but not the Shares represented by those GDRs) by a holder who is a non-resident of India to another non-resident of India are exempt from Indian capital gains tax. See "Taxation – Indian Taxation."

Under current Indian laws, no tax is payable by the recipients of dividends on shares of an Indian company, including the Shares represented by the GDRs. However, the Company will be liable to pay distribution tax on dividends paid on the Shares (including the Shares represented by the GDRs) at a rate of approximately 14 per cent. (inclusive of surcharge and education cess).

Voting Rights of Holders of GDRs

Holders of GDRs will have no voting rights with respect to the Deposited Shares. The Depositary will not exercise any voting rights in respect of the Deposited Shares unless it is permitted to do so by law. If so permitted, the Depositary will, at the direction of the Board of Directors of the Company (subject to receipt of an opinion by the Depositary, provided at the expense of the Company and in form satisfactory to the Depositary, that to do so would not violate any applicable Indian law and that in so doing the Depositary will not incur any liability to any Holder for any action taken or not taken with respect to any vote), either vote as directed by the Board of Directors of the Company; or give a proxy or power of attorney to vote the Deposited Shares in favour of a Director of the Company or other person or vote in same manner as those shareholders designated by the Board of Directors of the Company. A valid corporate decision of the Company will bind the Depositary and the Holders notwithstanding these restrictions on voting rights.

The Depositary shall in no circumstances exercise any discretion with respect to the voting of the Deposited Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's register of members to a person other than the Depositary or its nominee may be voted by the holders thereof. However, Holders or owners of GDRs may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the Shares and vote at such meetings. See "Terms and Conditions of the Global Depositary Receipts — Voting Rights" and "Terms and Conditions of the Global Depositary Receipts — Transfer and Ownership" and "Transfer Restrictions".

Restriction on Disposition of Securities

The GDRs, and the Shares to be represented by such GDRs, have not been, and will not be, registered under the Securities Act. Offers and sales of the GDRs will be subject to certain restrictions described in "Transfer Restrictions".

Depositary for the GDRs

Deutsche Bank Trust Company Americas.

Governing Law

The Deposit Agreement will be governed by English law.

Listing and Trading Markets for the GDRs

An application has been made to the Luxembourg Stock Exchange for a block listing of up to 31,834,870 GDRs on the Listing Date to be admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market.

The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

Listings and Trading Markets for the Shares

The only trading markets for all of the Shares are the BSE and the NSE. The Shares, including the Shares represented by the GDRs, have been listed on the BSE and on the NSE since 1 March 2006. As at 18 August 2006, the latest record date for which such information is available, there were 2,150,094 holders on record of the Shares. The Company does not intend to make an application to list the Shares underlying the GDRs on the Luxembourg Stock Exchange.

Government Approvals

Indian regulations do not require a company issuing GDRs to obtain any approval or permission from any of the regulatory authorities in India. Accordingly, the Listing is being made under the "automatic approval" route and does not require prior approval of the Central Government or the RBI. See "Indian Regulatory Approvals and Filings - Approvals".

Security Codes:

	Master Rule 144A GDR	**Master Regulation S GDR**
CUSIP	75948P 10 1	75948P 20 0
ISIN	US75948P1012	US75948P2002
Common Code	025317955	025318200

RISK FACTORS

Investing in the GDRs involves a high degree of risk. Any potential investor should pay particular attention to the fact that the Company operates in India, under a legal and regulatory environment, which, in some respects, may differ from that which prevails in other countries. Prospective investors should carefully consider the risks described below, in addition to the other information contained in these Listing Particulars, before making any investment decision relating to the GDRs or the Shares represented by the GDRs. The occurrence of any of the following events could have a material adverse effect on the Company's business, results of operations, financial condition and future prospects and cause the market price of the GDRs and the Shares to fall significantly and/or its ability to pay dividends could be impaired. Additional risks not described below or not currently known to the Company or that the Company currently deems immaterial may also adversely affect the market price of the GDRs and the Shares.

Risk Factors Relating to the Company

The Company is almost entirely dependent on the GSMA with RIL for its operations

The Company's primary business, following the Demerger, is to source natural gas from RIL and supply such gas to the gas-based power generation and other projects of the affiliated companies of the Reliance ADA Group, and in particular the power plants of REL. The agreement between the Company and RIL governing the supply of such gas is set out in the GSMA. Although the Company has plans to expand its business, its other business interests are currently very limited. The GSMA therefore represents potentially all of the Company's assets.

Any dispute relating to the GSMA, any material breach thereof by RIL or any other interruption to the supply of gas under the GSMA resulting in the Company being unable to conduct its operations as contemplated under the GSMA may have a material adverse effect on the business, operations and financial condition of the Company. Similarly, any failure on the part of the Company to enter into satisfactory arrangements with its affiliates for the onward sale of natural gas supplied by RIL, or any failure in the transportation of natural gas to such affiliates, may also have a material adverse effect on the Company's business, financial condition and results of operations.

The GSMA terminates on 18 June 2015 and there can be no assurance that any replacement or further agreement will be entered into following such date or that any such replacement or further agreement will not contain terms which are less advantageous to the Company than the terms of the GSMA. If the Company is unable to maintain its rights under the GSMA or to enter into contractual arrangements which are on similar terms to the GSMA following the expiry of the current contractual arrangements, its business and financial condition may be materially adversely affected.

The Company's plans to expand its business are at a very early stage

The Company is currently active in only one other business area, namely the management of fuel relating to the supply of naphtha for REL's Goa Power Plant (although the contracts for this business are not yet final). The Company is planning to enter into other business operations in the future, including investments in wagons for the transportation of coal and the generation and distribution of power (see "Business Description — Existing business"). However, if the Company is unable to set up these or any other businesses, or if such businesses are not successful, the Company will remain almost completely dependent on the GSMA for its business and revenues. Any failure by the Company to expand its business successfully may have a material adverse effect on the Company's business, financial condition and results of operations.

The terms of the GSMA are subject to dispute and continued negotiation

The Company believes therefore that the GSMA does not reflect the agreed position arrived at between Mr. Mukesh Ambani and Mr. Anil Dhirubhai Ambani, as part of the overall reorganisation of the Reliance group of companies and its businesses pursuant to the Demerger.

The GSMA was negotiated and agreed between RIL and the Company when the Company was still a wholly-owned subsidiary of RIL and two of the three directors of RNRL were RIL nominees. The third director was a nominee of the Reliance ADA Group and that director strongly opposed the terms of the GSMA, which were approved in spite of this director's objections.

The Company believes that the GSMA contains significant, fundamental and material deviations from the position agreed pursuant to the Scheme of Arrangement, including (but not limited to), with respect to the effective term, source and security of supply of gas to RNRL, transportation and swapping rights and RIL's liability in the event of non-performance of its obligations under the GSMA (as described more fully in "Business Description – Gas Supply Master Agreement").

In addition, RNRL believes that such deviations are not only contrary to internationally accepted principles but may also (among other things) render the GSMA, and the power and other projects proposed to be set up by the Reliance ADA Group on the strength of such agreements, unbankable and incapable of being implemented, or may lead to substantial delays in setting up such projects. The Company believes that the said deviations, if not amended appropriately, are likely to have a material impact on, and may jeopardise, the Company's entire business, operations and financial condition.

Consequently, RNRL intends to take steps to agree appropriate amendments to the GSMA with RIL, so as to bring the terms of the GSMA into line with the position agreed pursuant to the Scheme of Arrangement and better to protect the interests of the RIL and Company shareholders. There can be no assurance, however, that such amendments will be made in a timely manner, and/or that the agreements will be implemented at all, and this may adversely affect the Company's business, financial condition and results of operations.

The Company is substantially dependent on its affiliates for the onward sale of gas to be supplied to it under the GSMA

The Company has not yet commenced any supply of gas to its affiliates and has no firm agreement with them for the supply of gas. The Company will therefore depend heavily on the setting up of power generation and other projects by its affiliates. If the proposed projects cannot be set up, or are delayed or disrupted, the Company may not be able to on-sell gas supplied to it by RIL under the GSMA. However, the Company is obliged under the GSMA to purchase gas from RIL on a "take or pay" basis, meaning that the Company will be obliged to pay for the gas to be supplied to it under the terms of the GSMA even if the Company does not take up all of the gas available to it. A lack of customers, combined with the obligation of the Company to pay for gas even if it does not take it, may adversely affect the Company's business, financial condition and results of operations.

Although the Company has entered into a Non-Competition Agreement with RIL the Company's affiliates are under no obligation to take gas from the Company.

Pursuant to the terms of a Non-Competition Agreement dated 12 January 2006 among the Company, RIL and certain other parties, each of RIL and the Company agreed that they would not set up any business in competition with the other party for a period of 10 years from the date of that Agreement. There can be no assurance that, on the expiry of such 10 year period, the Company will not find itself competing with RIL or any new business established by RIL. Any such competition with RIL may have an adverse effect on the business or prospects of the Company.

In addition, the terms of the Non-Competition Agreement are currently in dispute and any failure on the part of the parties to the Non-Competition Agreement to resolve their differences may jeopardise the relationship between the parties thereto, which may have an adverse effect on the business and operations of the Company.

The Company has not yet commenced its gas supply operations and there can be no assurance that, once started, its operations will be successful or profitable

The Company has only been in existence in its current form since January 2006. The Company has not yet commenced its gas supply operations and these operations are not due to start until 2008, at the earliest. Therefore, the success of the Company can not be accurately measured until such time as its operations have commenced. The Company may not make profits immediately, or ever.

The Company is dependent on third parties for the transportation of gas to be supplied under the GSMA

The majority of the gas supplied to the Company under the GSMA is currently expected to be delivered through pipelines owned by RIL and, under the terms of the GSMA, the Company but will have to pay costs to RIL related to the transportation of such gas, even if RNRL does not use RIL's east-west pipeline, which connects RIL's gas exploration fields at Gadimoga, near Kakinada on the east coast of India to its terminus at Bharuch, near Ahmedabad on the west coast of India. In accordance with the agreement referred to in the Scheme of Arrangement and as further described in "Business Description — Transportation/Receipt Point" below, the Directors of the Company believe that the Company could transport gas using the Reliance ADA Group's own pipeline instead of using RIL's east-west pipeline and that the Company would be able to make available any of its unused capacity on RIL's east-west pipeline to third parties. However the Company and RIL will have to amend the GSMA to facilitate this, and there can be no assurance that the GSMA will be amended in a timely manner, or at all, to allow for this. If there is any disruption in the flow of gas through RIL's pipelines then the Company's ability to supply gas may be severely impeded, which may have a material adverse effect on its business and operations.

Fluctuations in natural gas prices may adversely affect the Company's business, operating results and financial condition

The rates at which gas will be supplied to the affiliate companies will be determined based on the then prevailing market price and other relevant factors. Market prices for gas may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which the Company has no control. Worldwide supply conditions and the price levels of gas may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of gas, and by political developments, especially in the Middle East. The current high price of gas has caused operating charges to rise to rates which may not be sustainable in the future. Should international gas prices drop substantially this may have an adverse effect on the Group's business, operating results and financial condition.

The supply of gas is subject to Indian Governmental and other approvals

The gas supply business and the provision of related services is regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Licenses will be required for certain of the Group's operations and these licenses are subject to review, interpretation, modification or termination by the relevant authorities. Once obtained, there can be no assurance that the relevant authorities will not take action resulting in the loss of licences or approvals. The operating licenses are generally renewable upon expiration. However, there can be no assurance that they will be renewed or that any renewal will be on commercially acceptable terms. RIL is not obliged to supply gas in the event such approvals are not received or are no longer effective.

Under the PSC, RIL requires approval from the Government for the basis or formula used for pricing gas (as described more fully in "Business - Summary of the terms of the GSMA - Approvals"). RIL has applied for this approval but has not yet received a response from the Government. There can be no assurance that this approval will be granted. If it is not, RIL and the Government may need to renegotiate the basis for pricing under the PSC. This may affect the price at which gas is sold by RIL to the Company under the GSMA.

Therefore, if the Company fails to renew any of its required licences or RIL fails to obtain appropriate Governmental approvals under the PSC, the Company may lose the ability to continue operating or its supply costs may increase, either of which may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's operating results may be adversely affected by environmental and safety regulations to which the Company is subject

The Company is required to comply with federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into soil, air or water; and the health and safety of the Company's workforce.

The Company may also be required to obtain and comply with environmental permits for certain operations. There can be no assurance that the Company will at all times be in complete compliance with such laws, regulations and permits. If the Company violates or fails to comply with these requirements, the Company could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. In addition, these requirements may become more stringent over time and there can be no assurance that the Company will not incur material environmental costs or liabilities in the future.

The Company is also subject to laws requiring the cleanup of contaminated property. Under these laws, the Company could be held liable for costs and damages relating to contamination at its past or present facilities and at third-party sites to which these facilities sent waste containing hazardous substances. If a release of hazardous substances occurs at or from any of the Company's current or former properties or at a landfill or another location where the Company has disposed of waste, the Company may be held liable for the contamination, and the amount of such liability could be material.

Risks Associated with India

Political instability or changes in the Central Government could adversely affect economic conditions in India and consequently the Company's business

The Company is incorporated in India, derives most of its revenues in India and substantially all of its assets are located in India. Consequently, the Company's performance and the market price and liquidity of the GDRs and the Shares may be affected by changes in exchange rates and controls, interest rates, government policies, taxation, social and ethnic instability and other political and economic developments affecting India.

The Central Government of India (the "Central Government") has traditionally exercised and continues to exercise a significant influence over many aspects of the economy. The business of the Company, and the market price and liquidity of the Shares and the GDRs may be affected by interest rates, changes in Central Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Central Governments have pursued policies of economic liberalisation and financial sector reforms. The Central Government dissolved parliament in February 2004 and following the general elections held during April and May 2004, a new coalition Government, the United Progressive Alliance, led by the Indian National Congress party was formed. The new cabinet was sworn in on 22 May 2004. The current Prime Minister of India is Dr. Manmohan Singh, a former finance minister and Mr. P. Chidambaram is the current finance minister. The Central Government has announced its general intention to continue India's current economic and financial sector liberalisation and deregulation policies and encourage infrastructure projects. However, there can be no assurance that such policies will be continued, and a significant change in the Central Government's policies, in particular, those relating to infrastructure development in India, could affect business and economic conditions in India and could also adversely affect the Company's financial condition and results of operations.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, the health of which the business of the Company depends on

India has experienced communal disturbances, terrorist attacks and riots during recent years. If such events recur, the Company's operational and marketing activities may be adversely affected, resulting in a decline in its income.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighbouring countries, including those between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. Also, since 2003, there have been military hostilities and continuing civil unrest and instability in Iraq and Afghanistan. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including the GDRs and Shares.

A slowdown in the economic growth in India could cause the business of the Company to suffer

The performance and the growth of the Company's business are necessarily dependent on the health of the overall Indian economy. The Indian economy has shown sustained growth over the last several years with real GDP growing at 8.4 per cent. in the year ended 31 March 2006, 6.5 per cent. in the year ended 31 March 2005 and 8.5 per cent. in the year ended 31 March 2004. However, the growth in industrial production in India has been variable. Any slowdown in the Indian economy, and in particular in the demand for housing and infrastructure, or future volatility of global commodity prices, could adversely affect the Company's business. In addition, increases in the prices of oil and petroleum products could result in increased inflation, thereby curtailing the purchasing power of the customers.

Investors may have difficulty enforcing foreign judgments against the Company or its management

The Company is a limited liability company incorporated under the laws of India. Substantially all of its directors and executive officers are residents of India and a substantial portion of its assets and the assets of such persons are located in India. As a result, it may not be possible for investors to effect service of process upon the Company or such persons outside India or to enforce judgments obtained against such parties outside India.

Recognition and enforcement of foreign judgments are provided for under Section 13 of the Code of Civil Procedure, 1908 of India (as amended) (the "Code") on a statutory basis. Section 13 and Section 44A of the Code provide that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognise the law of India in cases in which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law in force in India.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Code provides that where a foreign judgment has been rendered by a superior court within the meaning of that section in any country or territory outside India which the Central Government has by notification declared to be in a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards.

The United Kingdom has been declared by the Central Government to be a reciprocating territory, but the United States has not been so declared. A judgment of a court in a jurisdiction which is not a reciprocating territory may be enforced only by a fresh suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to execute such a judgment or to repatriate outside India any amount recovered.

There may be less company information available in Indian securities markets than in securities markets in other more developed countries

There is a difference between the level of regulation, disclosure and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other more developed economies. The SEBI is responsible for ensuring and improving disclosure and other regulatory standards for the Indian securities markets. The SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in more developed economies. As a result investors may have access to less information about the business, results of operations and financial conditions, and those of the competitors that are listed on the BSE and the NSE and other stock exchanges in India on an ongoing basis than investors may have in the case of companies subject to reporting requirements of other more developed countries.

There is a lower level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in certain Organisation for Economic Cooperation and Development ("OECD") countries. The SEBI received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, the SEBI has prescribed certain regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities markets. However, there may still be less publicly available information about Indian companies than is regularly made available by public companies in certain OECD countries.

The market value of your investment may fluctuate due to the volatility of the Indian securities markets

Indian securities markets are more volatile than the securities markets in certain countries which are members of the OECD. Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of listed securities.

Indian stock exchanges (including the BSE and the NSE) have experienced problems which, if such or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the Shares. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies, stock exchanges and other regulatory bodies, which in some cases may have a negative effect on market sentiment.

Significant differences exist between Indian GAAP used throughout the Company's financial information and other accounting principles, such as U.S. GAAP, with which investors may be more familiar

The Company's financial statements are prepared in conformity with Indian GAAP, consistently applied during the periods stated, except as provided in such report, and no attempt has been made to reconcile any of the information given in these Listing Particulars to any other principles or to base it on any other standards. Indian GAAP differs from accounting principles and auditing standards with which prospective investors may be familiar in other countries such as U.S. GAAP. See "Summary of Significant Differences between Indian GAAP and U.S. GAAP".

Risks Associated with the GDRs and the Shares

There may be no active market for the GDRs, which may cause the price of the GDRs to fall

No assurance can be given as to the liquidity or sustainability of the trading market for the GDRs, the ability of holders of the GDRs to sell their GDRs or the price at which holders of the GDRs will be able to sell their GDRs. If a market for the GDRs fails to be sustained, the trading price of the GDRs could fall. In addition, it is possible that the GDRs could trade at prices that may be lower than the initial offering price of the GDRs. The Managers have no obligation to make a market for the GDRs. The market for debt and equity securities in emerging markets has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the GDRs. There can be no assurance that the markets for the GDRs, if any, will not be subject to similar disruptions. Any disruptions in these markets may have an adverse effect on the market price of the GDRs.

GDR holders will bear the risk of fluctuation in the price of the Shares

The market price of the GDRs is expected to be affected by fluctuations in the market price of the Shares and it is impossible to predict whether the price of the Shares will rise or fall. Trading prices of the Shares will be influenced by, among other things, the financial position of the Company, the results of operations of the Company and political, economic, financial and other factors. Any decline in the price of the Shares may have an adverse effect on the market price of the GDRs.

Future issues or sales of the Shares may significantly affect the trading price of the GDRs and the Shares, and the interests of the holders of GDRs and Shares will be diluted to the extent of any future issues of Shares. The future issue of Shares by the Company or the disposal of Shares by any of the major shareholders of the Company or the perception that such issues or sales may occur may significantly affect the trading price of the GDRs and the Shares. There is no restriction on the Company's ability to issue Shares or the shareholders' ability to dispose of their Shares, and there can be no assurance that the Company will not issue Shares or that any such substantial shareholder will not dispose of, encumber or pledge its Shares or related securities.

The ability of holders of GDRs to sell any Shares withdrawn from the GDR depositary facility to a resident of India may be subject to delays if specific RBI approval is required

Under current Indian regulations and practice, the RBI must approve the sale of equity shares underlying GDRs by a non-resident of India to a resident of India, the conversion of the rupee proceeds from such sale into foreign currency and repatriation of that foreign currency from India unless the sale is made on a stock exchange in India through a stockbroker at the market price.

As foreign exchange controls are in effect in India, the RBI will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Required approval from the RBI or any other government agency may not be obtained on terms favourable to a non-resident investor or at all. There is no guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in the Shares may be prevented from realising gains during periods of price increases or limiting losses during periods of price declines.

Investors who exchange GDRs for the underlying equity shares and are not holders of record will be required to declare to the Company details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause the Company's GDRs to trade at a premium or discount to the equity shares. See "Foreign Investment and Exchange Controls". A person resident outside India (including a Non-Resident Indian) is generally permitted to transfer by way of a sale the shares held by him to any other person resident in India without the prior approval of the RBI or the FIPB. However, it should be noted that the price at which the aforesaid transfer takes place should be in accordance with the pricing guidelines prescribed by SEBI/RBI in this regard. The RBI has published a circular dated 4 October 2004 prescribing the pricing guidelines in the case of the sale of shares by a non-resident to a resident. The guidelines stipulate that, where the shares of an Indian company are traded on a stock exchange:

(i) the sale may be at the prevailing market price on the stock exchange if the sale is effected through a merchant banker registered with SEBI or through a stockbroker registered with that stock exchange; and

(ii) if the transfer is other than that referred to above, the price shall be arrived at by taking the average quotations (average of daily high and low) for one week preceding the date of application with a 5 per cent. variation. However, if the Shares are being sold by a foreign collaborator or a foreign promoter of the Company to the Company's existing Promoters in India with the object of passing management control in favour of the resident promoters, the proposal for sale may be considered at a price which is higher, up to a ceiling of 25 per cent. above that which has been calculated on the basis set out above.

Holders of GDRs may be restricted in their ability to exercise pre-emptive rights under Indian law and thereby may suffer future dilution of their ownership position

Under the Indian Companies Act 1956 (the "Companies Act"), a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the pre-emptive rights have been waived by adopting a special resolution passed by 75 per cent. of the shareholders present and voting at a general meeting or a simple majority resolution is passed by the shareholders present and voting and the Central Government has granted its approval for the same.

Owners of GDRs in the United States may not be able to exercise pre-emptive rights for equity shares underlying the GDRs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. RNRL is not obliged to prepare and file a registration statement and any decision to do so will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the owners of the Company's GDRs to exercise their pre-emptive rights and any other factors that the Company deems appropriate to consider at the time the decision must be made. The Company may elect not to file a registration statement related to pre-emptive rights otherwise available by law to its shareholders, and there may not be an available exemption from those registration requirements that would enable owners of GDRs in the United States otherwise to participate. In the case of future issuances subject to pre-emptive rights, the new securities may be issued to the Depositary, which may sell the securities for the benefit of the holders of the GDRs. The value, if any, the Depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of GDRs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their GDRs, their proportional interests in the Company would be reduced. See "Terms and Conditions of the Global Depositary Receipts".

Holders of GDRs are restricted in their ability to vote

Holders of GDRs will have no voting rights with respect to the Deposited Shares. The Depositary will not exercise any voting rights in respect of the Deposited Shares unless it is permitted to do so by law. If so permitted, the Depositary will, at the direction of the Board of Directors of the Company (subject to receipt of an opinion by the Depositary, provided at the expense of the Company and in form satisfactory to the Depositary, that to do so would not violate any applicable Indian law and that in so doing the Depositary will not incur any liability to any Holder for any action taken or not taken with respect to any vote), either vote as directed by the Board of Directors of the Company or give a proxy or power of attorney to vote the Deposited Shares in favour of a Director of the Company or other person or vote in same manner as those shareholders designated by the Board of Directors of the Company. A valid corporate decision of the Company will bind the Depositary and the Holders notwithstanding these restrictions on voting rights.

The Depositary shall in no circumstances exercise any discretion with respect to the voting of the Deposited Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's register of members to a person other than the Depositary or its nominee may be voted by the holders thereof. However, Holders or owners of GDRs may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the Shares and vote at such meetings. See "Description of the Shares — Transfers of Shares". Holders of the GDRs may face uncertainties in their ability to withdraw shares from the GDR depositary facility and any such withdrawal may be subject to delays.

Because of restrictions under Indian law, and as set out in the Deposit Agreement, the supply of GDRs will be limited. See "Terms and Conditions of the Global Depositary Receipts". Redeposits of withdrawn Shares are permitted under the Deposit Agreement in accordance with Indian law. See "Foreign Investment and Exchange Controls". The market prices for GDRs and Shares may move independently of each other and either may be significantly higher than the other. In addition, the Depositary will not deliver Shares to holders of GDRs presenting such GDRs for withdrawal unless it has received written confirmation from the Company that such Shares have been listed for trading on the applicable stock exchange in India. See "Terms and Conditions of the Global Depositary Receipts".

Fluctuations in the exchange rate between the rupee and the U.S. dollar may have a material adverse effect on the value of the GDRs or the Shares, independent of the Company's operating results

The price of the GDRs will be quoted in U.S. dollars. The Shares are quoted in rupees on the BSE and the NSE. Dividends in respect of the Shares will be paid in rupees and subsequently converted into U.S. dollars for distribution to GDR holders. GDR holders who seek to sell in India any Shares withdrawn upon surrender of any GDR, and to convert the rupee proceeds of such sale into foreign currency and remittance in such foreign currency from India, will require the approval of the RBI for each such transaction (unless such Shares are sold on a stock exchange in India on which the Shares are listed). A delay in obtaining such approval might adversely affect the rate of exchange available for such conversion.

The exchange rate between the rupee and the U.S. dollar has changed substantially in the last two decades and may fluctuate substantially in the future. On an annual average basis, the rupee declined against the U.S. dollar from 1980 to 2002. In May 2002, however, the rupee began appreciating relative to the U.S. dollar, such that, as per the cable transfer buying rupee/dollar exchange rate quoted by the Federal Reserve Bank of New York, the rupee gained approximately 12.5 per cent. of its value relative to the U.S. dollar from a rate of Rs.49.06 = U.S.$1.00 in May 2002, to a rate of Rs.43.62 = U.S.$1.00 as at 31 March 2005. As at 31 March

2006, the cable transfer buying rupee/dollar exchange rate quoted by the Federal Reserve Bank of New York was Rs.44.48 = U.S.$1.00, a 2 per cent. decrease against the rate as of 31 March 2005 stated above.

Fluctuations in the exchange rate between the rupee and the U.S. dollar will affect the U.S. dollar conversion by the Depositary of any cash dividends paid in rupees on the Shares represented by the GDRs. In addition, fluctuations in the exchange rate between the rupee and the U.S. dollar will affect the U.S. dollar equivalent of the rupee price of the Shares on the Indian Stock Exchanges and, as a result, are likely to affect the prices of the GDRs. Such fluctuations will also affect the U.S. dollar value of the proceeds a holder would receive upon the sale in India of any Shares withdrawn from the Depositary under the Deposit Agreement. There can be no assurance of the rate at which holders of GDRs will be able to convert rupee proceeds into U.S. dollars or any other currency.

There are restrictions on daily movements in the price of the Shares, which may adversely affect a holder's ability to sell, or the price at which it can sell, Shares or GDRs at a particular point in time

The Company is subject to a daily circuit breaker imposed by all stock exchanges in India which does not allow transactions beyond a certain volatility in the price of the Shares. This circuit breaker operates independently of the index-based market-wide circuit breakers generally imposed by the SEBI on Indian stock exchanges. The percentage limit on the Company's circuit breaker is set by the stock exchanges based on the historical volatility in the price and trading volume of the Shares. The stock exchanges do not inform the Company of the percentage limit of the circuit breaker from time to time, and may change it without the Company's knowledge. This circuit breaker effectively limits the upward and downward movements in the price of the Shares on a day to day basis and therefore affects price movements in the GDRs represented by the Shares. As a result of this circuit breaker, there can be no assurance regarding the ability of GDR holders or Shareholders to sell the GDRs or the underlying Shares or the price at which GDR holders and Shareholders may be able to sell their GDRs or underlying Shares at a particular point in time.

MARKET PRICE INFORMATION

RNRL's Shares have been listed on the BSE and the NSE since 1 March 2006. The BSE is the principal stock exchange of the Company for regulatory purposes. The Company does not intend to make an application to list the Shares underlying the GDRs on the Luxembourg Stock Exchange.

On 18 August 2006, the closing price of the Company's Shares on the BSE was Rs.20.60 per Share and on the NSE was Rs.20.55 per Share. The table below sets forth, for the periods indicated, the high and low closing prices for the Company's Shares on the BSE and the NSE and the average volume of trading activity for the Company's Shares on the BSE and the NSE.

	BSE			NSE		
	Closing price of shares		Average Daily Trading	Closing price of shares		Average Daily Trading
Calendar Period	High	Low	Volume	High	Low	Volume
	(Rs.)		(Shares)	(Rs.)		(Shares)
2006						
March	39.00	17.15	12,756,736	39.00	17.15	22,789,978
April	35.00	29.00	4,079,825	35.10	28.95	9,017,506
May	33.95	25.15	4,505,893	33.95	25.05	10,022,164
June	26.00	18.65	1,372,946	26.05	18.50	3,272,819
July	24.15	20.05	1,876,091	24.15	20.00	4,217,617
August (up to 18 August)	21.70	19.90	1,187,592	21.70	19.85	3,077,166

Source: NSE and BSE

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information with respect to the exchange rate between the rupee and the U.S. dollar (in rupees per U.S. dollar) based on the noon buying rate for cable transfers as certified by the Federal Reserve Bank of New York. On an average annual basis, the rupee consistently declined against the U.S. dollar from 1980 until 2002. In early July 1991, the Indian Government adjusted the rupee downward by an aggregate of approximately 20 per cent. against the U.S. dollar as part of an economic package designed to overcome an external payment crisis. In 1994, the rupee was permitted to float fully for the first time. The Reserve Bank of India's U.S. dollar/rupee reference rate as at 31 December 2005 was Rs.45.07 = U.S.$1.00, and as at 31 March 2006 was Rs.44.61 = U.S.$1.00 and as of 31 July 2006 was Rs.46.51 = U.S.$1.00. No representation is made that the rupee amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated, any other rate or at all.

	Exchange Rate Rs./U.S.$			
Year ended 31 December	**Period End Buying Rate**	**Average(1)**	**High**	**Low**
2002	48.00	48.62	49.07	47.96
2003				
First quarter	47.53	47.67	48.10	47.53
Second quarter	46.40	46.95	47.46	46.40
Third quarter	45.78	45.94	46.49	45.72
Fourth quarter	45.55	45.57	45.95	45.29
2004				
First quarter	43.40	44.68	45.68	43.40
Second quarter	45.99	45.31	46.21	43.40
Third quarter	45.91	46.22	46.45	45.66
Fourth quarter	43.27	44.35	45.87	43.27
2005				
First quarter	43.62	43.59	43.82	43.28
Second quarter	43.51	43.53	43.72	43.21
Third quarter	43.94	43.61	44.00	43.05
Fourth quarter	44.95	45.32	46.26	44.00
2006				
January	43.96	44.20	44.92	43.89
February	44.21	44.23	44.54	44.10
March	44.48	44.34	44.58	44.09
April	44.86	44.82	45.09	44.39
May	46.22	45.20	46.22	44.69
June	45.87	45.88	46.25	45.50
July	46.53	46.36	46.83	45.84

Source: Federal Reserve Bank of New York

Note:

(1) Average for the year or quarter was determined as an average of month-end buying rates during the respective period and the average for the month was determined as an average of the daily noon buying rate in that month.

CAPITALISATION

The following selected data has been derived from the Financial Statements included elsewhere in these Listing Particulars and sets forth the Company's unaudited capitalisation and total debt as of 30 June 2006.

This table should be read in conjunction with the Financial Statements as at and for the six months ended 30 June 2006 and the related notes and schedules and the other financial information contained elsewhere in these Listing Particulars

	As at 30 June 2006	
	(Rs.)	*(U.S.$.)* (1)
Borrowing		
Total debt	-	-
Shareholders' Funds		
Equity Share Capital	6,715,652,110	146,406,194
Equity Warrants	745,300,000	16,248,092
Share Application Money	8,700,000	189,666
Reserves and surplus	2,478,500,000	54,033,137
Less: Profit and loss account	21,962,100	478,790
Total shareholders' funds	9,970,114,210	217,355,880
Total capitalisation	9,970,114,210	217,355,880

Note:

(1) The translations from rupee to U.S. dollar, or U.S. dollar to rupee, as the case may be, have been made on the basis of the noon buying rate in New York City on 30 June 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of Rs.45.87 = U.S.$1.00.

(2) There has been no material adverse change in the Company's total capitalisation since 30 June 2006.

DIVIDENDS

Under the Companies Act, 1956 ("Companies Act") unless the Board of Directors (the "Board") recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their Shares on the record date for which such dividend is payable. In addition, as is permitted by the Articles of Association, the Board may announce and pay interim dividends. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the "record date" or "book closure date" or to those shareholders keeping their shares in dematerialised form, a list of which is provided by National Securities Depository Limited and Central Depository Services (India) Limited. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of his Shares is outstanding.

Currently, the Company must pay a dividend distribution tax of 12.5 per cent. surcharge of 10 per cent. and an education cess of 2.0 per cent. of the aggregate of the income tax and surcharge (totalling 14.025 per cent.) in respect of dividends paid. These are direct taxes on the distribution of dividends payable by the Company. These taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above.

The Company has not declared any dividends since its incorporation on 24 March 2000.

DEMERGER FROM RELIANCE INDUSTRIES LIMITED

Reliance Industries Limited, a company incorporated under the laws of India ("RIL"), was reorganized by way of a demerger (the "demerger") pursuant to a scheme of arrangement under the Indian Companies Act, 1956 (the "Scheme"), inter alia, between RIL and the Company. The demerger and the Scheme were approved by the High Court of Bombay in India by an order dated 9 December 2005. A copy of the Scheme and of the approval of the Scheme by the High Court of Bombay are available for inspection free of charge at the offices of Deutsche Bank Luxembourg S.A.

Under the terms of the Scheme, each registered holder of equity shares in RIL (subject to certain exceptions) as at 25 January 2006 (the "Record Date") received one RNRL equity share of par value Rs.5 for every RIL share held by such holder. As at the Record Date, RIL had outstanding Global Depositary Receipts representing 63,669,740 underlying RIL equity shares.

Consequently, and in accordance with the terms of the Scheme, on 27 January 2006, RNRL issued *1,223,130,422 equity shares (including 63,669,740 equity shares representing the said Global Depositary* Receipts) of face value Rs.5 each in respect of the outstanding RIL equity shares and, on 3 May 2006, entered into the Deposit Agreement (as subsequently supplemented on 2 August 2006) with the Depositary to enable the issuance of up to 31,834,870 Global Depositary Receipts in respect of those RNRL equity shares.

SELECTED FINANCIAL INFORMATION OF THE COMPANY

The following selected financial data should be read in conjunction with the Company's audited financial statements for the nine-month financial period ended 31 December 2005 and the schedules thereto included elsewhere in these Listing Particulars. The selected profit and loss data and balance sheet data for the nine-month financial period ended 31 December 2005 set forth below have been derived from the Company's financial statements and schedules thereto which have been prepared in accordance with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, and have been audited by Pathak H.D. & Associates, the Company's independent statutory auditors in respect of those years.

The selected financial results for the six-month period ended 30 June 2006 set forth below have been derived from the Company's unaudited financial results which have been prepared in accordance with the Accounting Standards prescribed by the Institute of Chartered Accountants of India and reviewed by Pathak H.D. & Associates, the Company's independent statutory auditors as reported by them in their report appearing elsewhere in these Listing Particulars. The Company's unaudited financial results for the six-month period ended 30 June 2006 were prepared in accordance with Clause 41 of the Listing Agreement of the Indian Stock Exchanges and accordingly only certain profit and loss account items are contained therein.

STATEMENT OF PROFIT AND LOSS

	Schedule	For the period 1 January 2006 to 30 June 2006	For the period 1 April 2006 to 30 June 2006	For the period ended 31 March 2006	For the period ended 31 December 2005
		Rupees	Rupees	Rupees	Rupees
Income From Operations					
Washing Coal Charges		71,310,759	71,310,759	-	-
Freight Charges		18,357,128	18,357,128	-	-
Fuel-Facilitation charges		50,015,738	37,715,330	12,300,408	-
		-			
Other Income		140,632,925	73,930,130	66,702,795	8,688
		-			
		280,316,550	201,313,347	79,003,203	8,688
Expenditure					
Washing Coal Charges paid		53,898,756	53,898,756	-	-
Freight Charges Paid		14,682,830	14,682,830	-	-
Fuel-Facilitation paid		33,278,111	25,080,111	8,198,000	-
Advertising Expenses		1,459,497	1,459,497	-	-
Annual Custody Fee		4,223,595	4,223,595	-	-
Stamp Duty & Registration Charges		5,000,000	5,000,000	-	-
Travelling Expenses		142,333	142,333	-	-
Depreciation		47,915,471	20,707,123	27,208,347	39,891,837
Rates & Taxes		912,816	623,168	289,648	384,289
Helicopter expenses		320,055	-	320,055	803,816
Vehicle expenses		5,990,453	3,188,613	2,801,840	2,616,251
Staff Cost		6,334,792	751,923	5,582,869	-
Audit fees		150,080	50,000	100,080	165,300
Professional Fees		1,306,852	1,196,652	110,200	-

	Schedule	For the period 1 January 2006 to 30 June 2006	For the period 1 April 2006 to 30 June 2006	For the period ended 31 March 2006	For the period ended 31 December 2005
General Expenses		76,419	65,595	12,153	9,131
Postage Expenses		10,761,687	361,687	10,400,000	-
Printing & Stationery		10,450,254	4,797,379	5,652,875	-
Miscellaneous Expenses		1,409,191	1,160,267	247,595	-
		198,313,192	137,389,529	60,923,662	43,870,624
Profit (Loss) before tax		**82,003,358**	**63,923,818**	**18,079,541**	**(43,861,936)**
Provision for tax					
- Deferred Tax asset/(Liability)		(10,136,021)	(4,047,524)	(6,088,497)	14,766,852
- Fringe Benefit Tax		(1,960,500)	(335,500)	(1,625,000)	
- Income Tax		(18,806,273)	(18,806,272)		
Profit/(Loss) after tax		**51,100,564**	40,734,522	10,366,044	(29,095,084)
Balance brought forward from last year		(29,138,464)	(18,772,420)	(29,138,464)	(43,380)
Balance carried to Balance Sheet		21,962,100	21,962,102	(18,772,420)	(29,138,464)

BALANCE SHEET

	Schedule	As at 30 June 2006 Rupees	As at 31 December 2005 Audited Rupees
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	6,715,652,110	500,000
Equity Warrants		745,300,000	-
Share Application Money		8,700,000	6,115,652,110
Reserves & Surplus	2	2,478,500,000	
		9,948,152,110	6,116,152,110
Profit and loss account		21,962,100	-
Total		**9,970,114,210**	**6,116,152,110**
APPLICATION OF FUNDS			
Fixed Assets	3		
Gross Block		4,709,147,532	4,709,147,531
Less: Accumulated depreciation		789,204,206	741,288,734
Net Block		**3,919,943,326**	**3,967,858,797**
Capital Work in Progress		13,509,990	-
Investments	4	312,060	567,000
Deferred Tax Assets		4,630,831	14,766,852
Current Assets, Loans and Advances			
Sundry Debtors		95,749,066	-
Interest Receivable A/c.		62,442,521	-
Cash and Bank Balance:			

Balance with Scheduled Banks in Current Account		48,462,430	380,488
Loans and advances	5	5,903,879,918	2,119,736,875
		6,110,533,935	**2,120,117,363**
Less: Current Liabilities and Provisions			
Current Liabilities		58,049,160	16,296,366
Provision For FBT		1,960,500	-
Provision for Income Tax		18,806,272	-
Net Current Assets		**6,031,718,003**	**2,103,820,997**
Profit and loss account		-	29,138,464
Total		**9,970,114,210**	**6,116,152,110**

BUSINESS

Company formation

Reliance Natural Resources Limited ("RNRL") was incorporated on 24 March 2000 under the Indian Companies Act, 1956 as Reliance Platforms Communications.com Private Limited, with the company number 11 — 125260. The name of the company was subsequently changed to Reliance Energy Private Limited on 3 January 2003, to Reliance Wattage Private Limited on 16 January 2003 and became an Indian public limited company on 25 July 2005. Subsequently its name was changed to Reliance Fuel Management Limited on 3 August 2005, to Global Fuel Management Services Limited on 10 August 2005 and finally to Reliance Natural Resources Limited on 9 January 2006.

The Shares of RNRL are listed and traded on the BSE and the NSE. As at 31 May 2006 the closing price of the Shares on the BSE was Rs.25.85 per Share (source: BSE website) and on the NSE was Rs.25.90 per Share (source: NSE website), giving RNRL a market capitalisation on that date of Rs.31,617,921,409 (based on the closing price on the BSE) or Rs.31,679,077,930 (based on the closing price on the NSE).

Demerger from Reliance Industries Limited

From its incorporation on 24 March 2000 until 25 July 2005, RNRL had no business activity except for short-terms investments of temporarily idle funds. From 25 July 2005 until 27 January 2006, RNRL was a wholly-owned subsidiary of Reliance Industries Limited ("RIL"). Pursuant to the terms of a business reorganisation settlement between the two brothers, Mr. Mukesh Ambani, the Chairman and Managing Director of RIL and Mr. Anil Dhirubhai Ambani, the former Vice-Chairman and Managing Director of RIL, the business of RNRL (in addition to certain other businesses operated by RIL) was demerged from RIL with effect from 21 December 2005 (the "Demerger") to become part of the Reliance – Anil Dhirubhai Ambani Group (the "Reliance ADA Group"). Prior to the Demerger, RNRL did not carry on any business activity except for the short-term investments of temporarily idle funds mentioned above. Since the Demerger, the making of such investments has ceased to be a core business of RNRL.

The following chart sets out the companies which make up the Reliance ADA Group, and the position of RNRL within the Reliance ADA Group.


Reliance
Anil Dhirubhai Ambani Group
Power
Natural Resources
Communications
Media & Entertainment
Financial Services
Infrastructure
REL
REGL
RNRL
RFRL
Reliance Infocomm
Flag Telecom
Reliance Communication Infrastructure
Reliance Telecom
Mudra
Adlabs
Films
Reliance Capital
Reliance General Insurance
Reliance Life Insurance
Reliance Capital Asset Management
Reliance Infrastructure Engineers

The objects of RNRL

The objects for which RNRL has been established are set out in its Memorandum of Association in Section III - A. The main objects include the following: (i) gas sourcing and supply; (ii) coal sourcing and supply; (iii) the sourcing and supply of other liquid fuel; (iv) the exploration and production of gas; (v) captive coal mining; (vi) city gas distribution; and (vii) the transportation of coal, gas and other liquid fuels.

RNRL is currently exploring the possibility of commencing the businesses of sourcing, supplying and transporting gas, coal and liquid fuels, as well as the exploration and production of gas, captive coal mining and city gas distribution.

Share capital

As at 31 May 2006, the share capital structure of RNRL was as follows:

		Nominal amount (Rs.)
Authorised Share capital:	2,000,000,000 equity Shares of Rs.5 each	10,000,000,000
	1,000,000,000 Unclassified Shares of Rs.5 each	5,000,000,000
Issued equity capital after the implementation of the Scheme of Arrangement:	1,343,130,422 equity Shares of Rs.5 each	6,715,652,110

Shareholders

As at 21 July 2006, RNRL's shareholding pattern was as follows:

Category	No. of equity Shares	%
Promoters' holding		
Promoters		
Indian promoters	605,570,861	45.01
Foreign promoters	—	—
Sub-total	605,570,861	45.09
Non-promoters' holding		
Institutional Investors		
Mutual funds and UTI	18,133,552	1.35
Banks, financial institutions, insurance companies (central/state govt. institutions/non-govt. institutions)	77,075,698	5.74
FIIs	66,716,566	4.07
Sub-total	161,925,816	12.06

Category	No. of equity Shares	%
Others		
Private corporate bodies	100,180,613	7.46
Indian public	400,232,886	29.80
NRIs/OCBs	27,925,188	2.08
GDRs	47,295,058	3.52
Sub-total	575,633,745	42.86
TOTAL	1,343,130,422	100.00

As at 21 July 2006, RNRL's ten largest shareholders were as follows:

Sr. No.	Name of shareholder	Number of equity Shares	%
1.	Anadha Enterprise Private Limited[(1)]	390,292,782	29.09
2.	Bhavan Mercantile Private Limited[(2)]	177,372,835	13.21
3.	Life Insurance Corporation of India	60,171,480	4.48
4.	Deutsche Bank Trust Company Americas (as depositary for GDRs)	47,295,058	3.52
5.	Reliance Capital Limited[(3)]	16,493,158	1.23
6.	Quantum (M) Limited	13,153,221	0.98
7.	AAA Global Business Enterprises Pvt. Ltd.[(4)]	11,529,001	0.86
8.	Reliance Enterprises Limited	10,355,391	0.77
9.	Dimensional Emerging Markets Value Fund Inc	6,786,159	0.51
10.	Merrill Lynch Global Allocation Fund Inc	6,000,000	0.45
Total		739,937,041	55.10

Notes:

(1) Anadha Enterprise Private Limited ("AEPL") forms part of the promoter group of companies and is fully-owned and controlled by Mr. Anil D. Ambani and his family members. AEPL was incorporated on 23 June 2005 and its principal business is trading. AEPL is not a listed company.

(2) Bhavan Mercantile Private Limited ("BMPL") forms part of the promoter group of companies and is fully-owned and controlled by Mr. Anil D. Ambani and his family members. BMPL was incorporated on 27 June 2005 and its principal business is trading. BMPL is not a listed company.

(3) Reliance Capital Limited ("Reliance Capital") acts in concert with the promoters. Reliance Capital is a listed company and was incorporated on 5 March 1986.

(4) AAA Global Business Enterprises Pvt. Ltd. ("AGBPL") forms part of the promoter group of companies and is fully-owned and controlled by Mr. Anil D. Ambani and his family members. AGBPL was incorporated on 25 June 2005 and has not commenced any business activities. AGBPL is not a listed company.

Agreement to supply natural gas to RNRL

Pursuant to the reorganisation of the Reliance group effected by way of Demerger of RIL pursuant to the terms of a scheme of arrangement (the "Scheme of Arrangement"), RIL's gas-based power generation business has been demerged to RNRL. Pursuant to the terms of the reorganisation, RNRL will source natural gas from RIL and supply such gas to the gas-based power generation and other projects of the affiliated companies of the Reliance ADA Group, in particular to the power plants of Reliance Energy Limited ("REL").

As part of the reorganisation, it was agreed that the supply of natural gas to RNRL by RIL would be made on terms which shall be no less favourable than those on which RIL supplies gas to National Thermal Power Corporation ("NTPC").

Under the terms of the reorganisation, it was agreed that RNRL would purchase gas from RIL to supply to members of the Reliance ADA Group from the financial year 2008-09 onwards. The main commercial points of such agreed terms for the supply of gas include (amongst other things) the following:

(a) After NTPC has received its entitlement of 12 million standard cubic metres per day ("MMSCMD") of natural gas from RIL pursuant to the RIL-NTPC Gas Sale and Purchase Arrangement dated 12 May 2005(the "NTPC Contract"), RNRL will receive a firm supply of 28 MMSCMD of natural gas (the "Base Volume Gas") from RIL to supply to Reliance ADA Group companies. RNRL believes that RIL will achieve a gas flow of 40 MMSCMD by June 2008 from RIL's KG Basin gas fields, however, if this is not the case, then NTPC will be entitled to the first 12 MMSCMD of gas produced.

(b) The NTPC Contract is currently the subject matter of a dispute between RIL and NTPC. The dispute is understood to be centred on the NTPC Contract, which RIL had agreed to unconditionally when bidding for the contract to supply gas to NTPC. After RIL emerged as the successful bidder it started demanding major alterations to the NTPC Contract, despite having previously accepted it unconditionally. RIL's demands included, inter alia, capping the supplier's liability in case of default, restrictions on the usage of gas by NTPC, the supply of gas being made contingent upon approval of development and production plans by the Government, and a covenant regarding adequacy of gas reserves. Negotiations between RIL and NTPC were unsuccessful and consequently NTPC brought a suit in the Mumbai High Court demanding specific performance of the contract from RIL and seeking interim relief.

    RNRL believes that this dispute will be settled (whether in the Mumbai High Court or by way of an out-of-court settlement) in the very near future. If, for any reason, the NTPC Contract does not become effective, or is cancelled, NTPC's entitlement to natural gas pursuant to the NTPC Contract will instead be supplied to RNRL, meaning that the Base Volume Gas will represent an aggregate quantity of 40 MMSCMD of natural gas to be delivered by RIL to RNRL.

(c) The price and the commercial terms for the aforesaid gas supply will be no worse than those applicable to NTPC under the NTPC Contract, namely a gas price of U.S.$3.18/MMBtu, which is payable by NTPC to RIL.

(d) RIL has committed to supply 50 per cent. of the Base Volume Gas (i.e. 50 per cent. of 28 MMSCMD or 40 MMSCMD, as the case may be) to RNRL for delivery to members of the Reliance ADA Group in 2008-09. The entire Base Volume Gas will be supplied to RNRL from 2009-10 onwards.

(e) In addition to the Base Volume Gas supplied to RNRL for delivery to the Reliance ADA Group, RNRL will also have first option to receive 40 per cent. of the gas from the entire future reserves of RIL (including new discoveries of gas from new explorations, and/or bids as may be submitted from time to time) (the "Option Volume Gas").

(f) The supply of Option Volume Gas would be at market rates in effect at the relevant time in the future.

(g) The Base Volume Gas and the Option Volume Gas may be used for all projects of the Reliance ADA Group.

(h) The gas supplied may not be used for trading, other than trading within the Reliance ADA Group.

(i) The swapping of gas will be permitted.

(j) For the Base Volume Gas, RNRL will have the option to set up its own pipeline, but will have to pay costs to RIL related to the transportation of such gas, even if RNRL does not use RIL's east-west pipeline (which is described in more detail below). However, in that situation, RNRL will have the right to deal with the unutilised pipeline capacity, as it deems fit.

(k) Gas supply agreements to be entered into for both Base Volume and Option Volume, will be in accordance with best international practices, and will be such as are bankable in international markets.

(l) Gas will be supplied by RIL to RNRL on a "take or pay" basis, meaning that RNRL will be obliged to pay for the gas to be supplied to it under the terms of the GSMA even if RNRL does not take up all of the gas available to it.

Gas Supply Master Agreement

A Gas Supply Master Agreement was entered into between RIL and RNRL on 12 January 2006 (the "GSMA"). The GSMA includes the prescribed form of GSPA. At this time, RNRL was still a wholly-owned subsidiary of RIL and two of the three directors of RNRL were RIL nominees, with the third director being a nominee of the Reliance ADA Group. The terms of the GSMA were approved only by the RIL nominee directors and were strongly opposed by the Reliance ADA Group nominee director. The GSMA was subsequently amended on 27 January 2006, but the Board of Directors of RNRL was only reconstituted on 7 February 2006, when management control was transferred to the Reliance ADA Group, pursuant to the Demerger.

The GSMA represents potentially all of RNRL's assets. As described in "Summary of the terms of GSMA" below, RNRL believes that the GSMA contains significant, fundamental and material deviations from the position agreed as part of the reorganisation, including (but not limited to) with respect to the effective term, source and security of supply of gas to RNRL, transportation and swapping rights and RIL's liability in case of non-performance.

RNRL believes therefore that the GSMA (as amended to date) does not reflect the agreed position arrived at between Mr. Mukesh Ambani and Mr. Anil Dhirubhai Ambani, as part of the overall reorganisation of the Reliance group of companies and its businesses pursuant to the Demerger. The principal deviations which remain between the GSMA and the agreed position arrived at between Mr. Mukesh Ambani and Mr. Anil Dhirubhai Ambani are as follows:

1. Use of gas: RNRL believes that the agreed position is that gas can be used for all projects of the Reliance ADA Group (including, without limitation, the Dhirubhai Ambani Energy City Power Plant in Dadri, Uttar Pradesh). However, pursuant to the GSMA, RNRL is restricted in its use of gas to using it as fuel for the gas-based power plants to be set up by its affiliates.

2. Gas supply areas: RNRL believes that the agreed position is that it will be entitled to receive 40 per cent. of the gas from the entire future reserves of RIL, whereas the GSMA restricts this to 40 per cent. of blocks acquired by RIL prior to 18 June 2005.

3. Gas trading: RNRL believes that the agreed position is that it can trade gas to which it is entitled under the GSMA freely within the Reliance ADA Group; however, the GSMA imposes a total restriction on direct or indirect trading, even within the Reliance ADA Group.

4. Swapping of gas: RNRL believes that the agreed position is that it is entitled to enter into swaps in relation to the gas to be supplied to it under the GSMA, where as the GSMA restricts swapping activities to affiliates who have signed the relevant GSPA and who are taking gas on RIL's east-west pipeline.

5. Transportation: RNRL believes that the agreed position would include an option for the delivery of gas to Kakinada (on the east coast of India) and construction of a pipeline by REL to transport the gas from there. REL would be entitled to use the pipeline capacity as it deems fit. However, the GSMA limits RNRL's right to being able to request that a creditworthy replacement shipper transports the gas over the pipeline, subject to RNRL remaining primarily liable and providing security for the transportation.

In addition, RNRL believes that such deviations are not only against internationally accepted principles for gas supply agreements of this type but may also (among other things) render the GSMA, and the power and other projects proposed to be set up by the Reliance ADA Group on the strength of such agreements, unbankable and incapable of being implemented, or lead to substantial delays in setting up such projects. The said deviations, if not amended appropriately, are likely to have a material impact and may jeopardise RNRL's entire business, operations and financial condition.

Consequently, RNRL intends to take steps for appropriate amendments to be made to the GSMA with RIL, so as to bring the terms of the GSMA into line with the position agreed as part of the reorganisation and better to protect the interests of the RNRL shareholders. There is, however, no certainty that such amendments will be made, and/or that the agreements will be implemented at all, and this may adversely affect RNRL's business, financial condition and results of operations, and adversely impact RNRL and its shareholders.

Summary of the terms of the GSMA

Quantity

The annual quantity of natural gas to be supplied by RIL to RNRL is to be determined by means of a formula set out in the GSMA. This may, however, lead to RNRL not receiving fixed quantities of gas for various years. RNRL believes that this is not in line with the terms of the understanding between RNRL and RIL following the Scheme of Arrangement which should entitle RNRL to a firm supply of 28 MMSCMD of gas (40 MMSCMD of gas if the NTPC Contract does not become effective or is cancelled). RNRL is currently negotiating an amendment to the GSMA with the intention that a firm supply of 28 MMSCMD of gas (or 40 MMSCMD, as the case may be) will be made available to RNRL every year.

Term

The duration of gas supply by RIL to RNRL is also to be determined by a formula set out in the GSMA. The term of the GSMA would vary depending upon the proved reserves recoverable from the block and the annual gas production volumes of RIL. An amendment to the GSMA is being negotiated, with a view to the term being fixed as 17 years. RNRL believes that such an amendment would be in line with the terms of the NTPC Contract that was used as the basis for the GSMA.

Pricing

The price to be paid for the gas under the relevant GSPA between RIL and RNRL is to be a sum of (i) a commodity price of U.S.$2.34 per million British thermal unit ("MMBtu"), (ii) a marketing and risk management charge of U.S.$0.12 per MMBtu and (iii) a transportation price of U.S.$0.72 per MMBtu or any other price as may be stipulated from time to time by the Petroleum and Natural Gas Regulatory Board (the "PNGRB") (see "Licences and Regulations"). The transportation charge of U.S.$ 0.72 per MMBtu is payable irrespective of whether RNRL utilises the transportation facilities of RIL.

However, in accordance with the agreement referred to in the Scheme of Arrangement and as further described in "Transportation/Receipt Point" below, the Directors of RNRL believe that RNRL could transport gas using the Reliance ADA Group's own pipeline instead of using RIL's east-west pipeline and that RNRL would be able to make available any of its unused capacity on RIL's east-west pipeline to third parties. Consequently, RNRL is endeavouring to obtain the necessary amendments to the GSMA to facilitate this.

Transportation/Receipt point

RNRL has the right to receive gas supplies anywhere on the east-west pipeline being constructed by Reliance Gas Pipelines Limited, a wholly-owned subsidiary of RIL. The east-west pipeline will connect Kakinada on the east coast of India to Ahmedabad on the west coast of India and is expected to be completed by June 2008. The transportation charge of U.S.$0.72 per MMBtu (referred to in "Pricing" above) would be payable irrespective of whether RNRL utilises the transportation facilities of RIL.

The gas to be used by Maharashtra Energy Generation Limited ("MEGL") in Shahapur, Maharashtra would be transported using RIL's east-west pipeline (see "*Affiliates of RNRL likely to be the consumers of gas*" below). In the case of the gas to be used by MEGL, the gas would be delivered to Uran, near Shahapur, from where a spur pipeline (of approximately 12 to 15 kms) would be laid by RNRL to transport the gas to Shahapur.

Should RNRL choose not to use RIL's east-west pipeline, in order to meet the gas requirements of its Dhirubhai Ambani Energy City Power Plant in Dadri, Uttar Pradesh it could instead transport the gas to be used by REGL in Dadri using the Reliance ADA Group's own pipeline.

In accordance with the agreement with RIL referred to in the Scheme of Arrangement, however, RNRL believes that it will be allowed to trade its unused capacity on RIL's east-west pipeline to third parties (namely, other consumers who would like to transport their gas through the east-west pipeline).

Approvals

The supply of gas by RIL to RNRL under the GSMA is subject to the receipt and continued effectiveness of all Indian Governmental and other approvals, including those required for gas sales, the price to be used for calculating cost recovery and profit sharing under the applicable production sharing contract and joint operating agreement. RIL is not obliged to supply gas in the event such approvals are not received or are no longer effective.

RNRL intends to obtain a suitable amendment to the provisions of the GSMA so that it is in line with the terms of the Production Sharing Contract between RIL and the Government dated 12 April 2000 (the "PSC"), whereby the basis or formula for pricing (and not the price itself) is to be approved by the Government (for the calculation of the Government's profit share).

Under the terms of the PSC, contractors have the freedom to market and sell their gas to any customer and (by implication) at any price. However, in order to protect the Indian Government's interests in respect of royalties and profit sharing, the terms of the PSC provide that, for the purposes of calculating royalties and profit sharing, gas should be sold at "arm's length" prices only. Consequently, approval under the PSC is only required in respect of the formula or basis used for pricing gas for the limited purpose of computing profit petroleum (namely, the excess of revenues over recoverable costs achieved by the relevant contractor) and not the price at which gas is actually sold to consumers.

RIL has sought the approval of the Government for the basis or formula for pricing under the PSC. Whilst the PSC is an agreement between RIL and the Government, RNRL believes that the pricing formula which is the basis for the PSC price of U.S.$2.34 / MMBtu has been arrived at on an arm's length basis following the international price discovery methodology considering various relevant factors like international price, cost, place of delivery etc. In addition, the basis for pricing of the PSC is similar to the basis of the methodology contained in the NTPC Contract, including in relation to commodity price, marketing margin and transportation. The Government has not yet approved the pricing basis for either the GSMA or the NTPC Contract. See "Risk Factors — The supply of gas is subject to Indian Governmental and other approvals".

The earliest date on which the PSC can be terminated is 31 March 2018, and it may be subject to extension beyond that date if a further development plan is approved by the Government.

Termination

The GSMA expires on 18 June 2015. Such termination will, however, be without prejudice to the continued effectiveness of any GSPA executed prior to the date of such termination. It is expected that any GSPA to be entered into between RIL and any member of the Reliance ADA Group would terminate no later than 31 March 2025 or the date of the termination of the PSC entered into between RIL and the Government of India, whichever is earlier. Since the supply of gas by RIL to RNRL under the GSMA will only commence in 2008-09, this would effectively limit the duration of any GSPA to a maximum of 17 years. For GSPAs signed after 2008-09, the maximum term of the GSPA would be proportionately reduced.

The directors of RNRL believe that, pursuant to the agreement reached prior to the Scheme of Arrangement, the GSMA was to be a perpetual agreement and that each GSPA was to be in a form that was bankable in the international markets. Consequently, RNRL is endeavouring to obtain the necessary amendments to the GSMA to facilitate this.

Affiliates of RNRL expected to be the consumers of gas

RNRL proposes that the Base Volume Gas to be supplied by RIL to RNRL would be consumed by the following power plants which are owned and operated by the following affiliates of the Reliance ADA Group:

Sl. No.	Name of affiliate	Name and location of power plant	Power plant capacity (MW)	Gas required per annum (MMSCMD)
1.	Reliance Energy Generation Limited	Dhirubhai Ambani Energy City Power Plant, Dadri, Uttar Pradesh, India	5,600 (ultimate capacity 7,480 MW)	22.4
2.	Maharashtra Energy Generation Limited	Shahapur, Maharashtra, India	1,400 (ultimate capacity 2,800 MW)	5.6

RNRL expects to enter into binding contracts for the supply of gas to the power plants named above as soon as the modifications to the GSMA which are currently under discussion are made. The supply of gas to these power plants is expected to commence in June 2008.

Pricing of gas by RNRL for gas supply to affiliates

Depending upon the terms of the relevant GSPA, the risks to be borne by each of the buyer and the seller, and other commercial terms and conditions, it is expected that RNRL would charge a margin to account for additional risk that it would be underwriting on behalf of the Dadri and Shahapur power plants.

End user risks

RNRL relies heavily on the setting up of power generation and other projects by its affiliates. Any delay in the setting up of such projects, and/or disruption of operations of these projects, may adversely impact RNRL's business, operations and financial condition.

Pursuant to the terms of the GSMA, 50 per cent. of the supply of Base Volume Gas by RIL to RNRL for delivery to members of the Reliance ADA Group will commence in 2008-09, with 100 per cent. of the Base Volume Gas only being supplied in 2009-10. RNRL's main business will be to source gas from RIL, and to supply such gas to the gas based power generation and other projects of RNRL's affiliate companies within the Reliance ADA Group.

RNRL has not yet commenced any supply to its affiliates and has no firm agreement with them for the supply of gas. The rates at which gas will be supplied to the affiliate companies will be determined at the then prevailing market price and other relevant factors. RNRL will therefore depend heavily on the setting up of power generation and other projects by its affiliates. This dependence exposes RNRL to a variety of risks. If the proposed projects cannot be set up, or are delayed or disrupted, RNRL may not be able to sell gas, whereas RNRL is obliged under the GSMA to purchase gas from RIL on "take or pay" basis. This may adversely affect RNRL's business, financial condition and results of operations, and adversely impact RNRL and its shareholders.

RNRL believes, however, that the risk of the Dadri and Shahapur power plants not being commissioned is remote, due to the advanced stage of their development and the scheduled time-frame for completion of the necessary works. In the event that there is a delay in the commissioning of either or both of the Dadri and Shahapur power plants, RNRL would endeavour to mitigate the effects of this by exploring the possibility of supplying its gas to other projects of members of the Reliance ADA Group.

Existing businesses

RNRL has no subsidiaries in which it holds a shareholding interest of 50 per cent. or more, however, in addition to the supply of natural gas pursuant to the GSMA, RNRL is currently involved in the following other business areas:

Fuel Management Contract

RNRL is in the process of finalising a fuel management contract with REL for the supply of naphtha for REL's Goa Power Plant. Pursuant to the terms of the fuel management contract, RNRL will procure naphtha and supply such naphtha to the Goa power plant for a fee equal to 0.5 per cent. of the price of naphtha paid by RNRL. The fuel management contract is expected to be finalised in the second half of 2006.

Wagon Investment Scheme

In addition, RNRL proposes to make investments in six wagons under the Wagon Investment Scheme of the Ministry of Railways, Government of India. According to the scheme, for every wagon invested in, the Ministry of Railways would ensure provision of six wagons at a freight rebate of 10 per cent. RNRL would then be able to transport coal for REL's power plant in Dahanu in these wagons. The difference between the full freight charged by RNRL to REL (which is the same as the freight currently being paid by REL to the

Ministry of Railways) and the discounted freight charged by Ministry of Railways to RNRL for its investment in wagons would represent the income of RNRL. Subject to receiving the necessary approvals, RNRL expects to make its investments in connection with the wagon investment scheme in the current fiscal year 2006-07. RNRL has already entered into a contract with REL for the transportation of coal to REL's power plant in Dahanu.

Reliance Patalganga Power Limited

RNRL holds 49 per cent. of the equity share capital of Reliance Patalganga Power Limited ("RPPL"). RPPL was incorporated on 17 January 1995 with the main object of generation and distribution of power and was a subsidiary of RNRL up until 31 March 2006. However, RPPL has yet to commence revenue operations.

Other businesses

In addition to the sourcing and supply of natural gas and the other existing businesses described above, RNRL also proposes to engage in the following activities:

(a) *Coal sourcing and supply, sourcing and supply of other liquid fuels, and the exploration and production of natural gas*: the Reliance ADA Group intends to bid for the Exploration and Production Blocks offered by the Government of India under its New Exploration Licensing Policy VI ("NELP VI") and Coal Bed Methane III ("CBM III") rounds.

(b) *Captive coal mining*: the Reliance ADA Group intends to bid for the Ultra Mega Power Projects announced by the Government of India. Captive coal mines would be allocated to the winners of each bid related to these projects.

(c) *Distribution of natural gas in cities*: the Reliance ADA Group, through the affiliate of RNRL, Reliance Fuel Resources Limited ("RFRL"), is currently in the process of applying for authorisation to enter into city gas distribution. To date, RFRL has applied to the Ministry of Petroleum and Natural Gas for authorisation to lay gas distribution networks in the cities of Mumbai and Delhi, and expects to submit applications to lay gas distribution networks in other cities in the near future. Once the distribution networks are operational RNRL will distribute gas through these networks.

Material agreements

In connection with the Demerger, RIL and RNRL also entered into two principal agreements governing the ongoing relationship between them. These agreements are a Non-Competition Agreement dated 12 January 2006 among the Company, RIL and certain other parties (the "**Non-Competition Agreement**") and a Trademark Agreement Management Agreement dated 12 January 2006 among the Company, RIL and certain other parties (the "**Trademark Management Agreement**").

Non-Competition Agreement

Pursuant to the terms of the Non-Competition Agreement, each of RIL and the Company agreed that they would not set up any business in competition with the other party for a period of 10 years from the date of that Agreement. The Non-Competition Agreement also confers a right of first refusal on the other parties to the Agreement if any party thereto decides to sell any of its businesses. The Non-Competition Agreement terminates if any business is sold by RIL or any other party thereto to a third party.

However, the terms of the Non-Competition Agreement are currently in dispute, as RNRL maintains that the Agreement does not reflect the agreed position arrived at between Mr. Mukesh Ambani and Mr. Anil Dhirubhai Ambani in connection with the Demerger. RNRL cannot be sure as to when these agreements will be amended to resolve these differences, or if the agreements will be amended at all, although RNRL does not believe the disputed sections of this agreement to be material in the context of RNRL's activities.

Trademark Management Agreement

The Trademark Management Agreement governs the use of the term "Reliance", the "Reliance" trademark and the "Reliance" logo (together, the "**Trademark**"). Each of the parties to the Trademark Management Agreement is granted full rights to use the Trademark in relation to their respective businesses in existence at the time of entry into the Agreement. Where any of the parties to this Agreement commences a new business, the first such party to enter into the relevant new business will also earn the entitlement to use the Trademark in respect of that business. In addition, each party to this Agreement is entitled, subject to certain conditions, to co-brand the Trademarks with a third party.

As with the GSMA and the Non-Competition Agreement, the Trademark Agreement was entered into at a time when RNRL was still a wholly-owned subsidiary of RIL and two of the three directors of RNRL at that time were RIL nominees, with the third director being a nominee of the Reliance ADA Group. Each of these three agreements was entered into despite the objections of the Reliance ADA Group nominee. RNRL is in the process of taking steps to remedy the deviations between the agreed position and the content of these agreements, as described above. However, RNRL cannot be sure as to when these agreements will be remedied to resolve these differences, or if the agreements will be modified at all.

Fixed assets

Prior to the Demerger, RNRL was effectively an inoperative company. The Demerger was approved by the Indian High Court in December 2005 and, pursuant to the terms of the Demerger, RNRL acquired its entire asset base. RNRL had the following fixed assets as at 31 December 2005:

Sl. no	Asset	Value (Rs.)
1	Goodwill	3,147,928,856
2	Building	637,209,459
3	Plant and machinery	23,333,169
4	Electrical Installation	184,881,221
5	Equipments	131,899,142
6	Furniture and fixtures	393,326,912
7	Vehicles	102,137,998
8	Helicopter	88,430,774
TOTAL		4,709,147,531

Notes:

Assets excluding Goodwill represent assets acquired pursuant to the Demerger.

Deficit of net assets taken over as compared to the amount of share capital issued for the takeover is recognised as Goodwill.

Since 31 December 2005, there has been no significant change in RNRL's asset base other than on 28 April 2006, when RNRL made a preferential issue of 120,000,000 Equity Shares with a face value Rs.5 each at a price of Rs.25.65 per Share, together with 290,000,000 warrants, to Anadha Enterprises Private Limited. These warrants entitle the holder of the warrants to subscribe within 18 months of the date of issue, i.e. by no later than 27 October 2007, for an equivalent number of Shares at a price of Rs.25.65 per Share. Rs.2.60 of such price was paid at the time of the issue of the warrants, with the balance of Rs.23.05 per Share being payable upon the exercise of the warrants. In the event the warrants are not exercised the amount paid (Rs.2.60) at the time of allotment of the warrants is required to be forfeited as per applicable guidelines issued by the SEBI.

Competitors

Set out below is a list of RNRL's expected principal competitors in each of the areas in which it plans to operate:

Sl. no.	Business area	Current/Future competitors
1	Exploration and production	Oil and Natural Gas Corporation, Reliance Industries Limited, Oil India Limited, Hindustan Oil Exploration Company Limited, Gujarat State Petroleum Corporation Limited, Indian Oil Corporation, Hindusthan Petroleum Corporation Limited
2	Captive coal mining	Power, steel, sponge iron, cement industries
3	Gas trading	Gas Authority of India Limited, Reliance Industries Limited, Oil and Natural Gas Corporation Limited, British Gas Limited, Petronet India Limited, Bharat Shell Limited
4	Coal trading	Coal India and its subsidiaries
5	Coal transportation	Railways, roadways, future coal pipelines, other transporters
6	Gas pipeline transportation	Gas Authority of India Limited, Gujarat State Petronet Ltd., Reliance Gas Pipelines Limited
7	City gas distribution	Mahanagar Gas Limited, Indraprastha Gas Limited, Adani Gas Limited, Gas Authority of India Limited

Licences and regulations

No licence is required by RNRL for the supply of gas to its affiliates. However, RNRL will be required to register itself with the PNGRB once this Board has been constituted (which is expected to occur in 2006). The proposed functions of the PNGRB are set out in the Petroleum and Natural Gas Regulatory Board Act, 2006, and include:

- monitoring prices of petroleum, petroleum products and natural gas and taking corrective measures to prevent restrictive trade practices; and
- monitoring transportation rates and taking corrective action to prevent restrictive trade practices.

The PNGRB's responsibility is not to fix gas prices but to ensure that prices are not set at such a level as to be contrary to the interests of consumers.

If RNRL decides to undertake city gas distribution or to engage in gas pipeline transportation or undertake exploration and production activities, it will be required to obtain all necessary statutory approvals as may be required under law. RNRL is in the process of applying for and obtaining the necessary approvals for its proposed business activities and does not anticipate any difficulty in obtaining the relevant approvals.

Environmental matters, risk management and health & safety

As a company intending to operate in the fuel business, RNRL will be required to comply with various laws and regulations relating to the environment. India has a number of pollution control statutes which empower state regulatory authorities to establish and enforce effluent and emission pollution.

RNRL will be required to conduct periodic internal audits/inspections to minimise the harmful impact of its operations on the environment and also to ensure compliance with standard health, safety and environment policy and practices.

The Group is in compliance with all necessary environmental, health, safety and other relevant regulations and maintains strict safety standards in all its operations. There have not been any incidents or circumstances which have or could lead to environmental or other liabilities for RNRL. Furthermore, RNRL has in place internal health, safety and environmental policies in order to promote a safe working environment to its employees, to raise awareness of the risks involved in its operations, and at the same time to ensure that employees are properly trained in environmental awareness.

RNRL has not been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations in India. RNRL believes that it is in compliance in all material respects with all relevant environmental protection regulations related to its business and operations.

Insurance

The facilities of RNRL maintain property damage and business interruption insurance policies with independent third parties in respect of buildings, equipment and certain inventories covering losses due to any accidental destruction or damage (subject to certain specific exclusions). RNRL considers such insurance coverage to be adequate and in accordance with customary industry practice. In accordance with applicable regulations relating to entities dealing in "hazardous substances", RNRL will be required to take out public liability insurance cover prior to commencing its gas supply operations.

Intellectual property rights

RNRL does not own any material intellectual property rights apart from its brand names and logos, namely the right to use the "Reliance" brand (pursuant to the Trademark Agreement) and the Reliance ADA Group brand and logo. It is not dependent on patents, licences or other intellectual property which are material to its business or results of operations.

Legal proceedings

RNRL is not a party to, and none of its respective property is subject to, any pending legal proceedings which RNRL considers to be potentially material to its business.

Employees

As at 30 June 2006, RNRL had a total of 13 full-time employees. The work force of RNRL is not unionised. RNRL believes that relations with its work force are good and provides a number of benefits for its employees including pension schemes, life insurance and accident insurance, healthcare and training programmes.

DIRECTORS AND MANAGEMENT

Directors

Under the Companies Act, the number of the Directors cannot be less than three or more than 12.

The Articles of Association of the Company provide that Mr. Anil D. Ambani is to be a permanent Director and the non-retiring Chairman of the Board. The Chairman shall preside at all meetings of the Board and the general meetings of the Company and will have a vote in the event of a tie.

The Directors may be appointed by the Board or by a general meeting of the shareholders. The Board may appoint any person as an additional Director, but such a Director must retire at the next annual general meeting unless re-elected by the shareholders after complying with the provisions of the Companies Act. A casual vacancy caused on the Board due to death or resignation of a sitting member can be filled by the Board, but such a person can remain in office only for the unexpired term of the person in whose place he was appointed and on the expiry of the term he will retire unless elected by the shareholders. The Board may appoint an alternate Director in accordance with the provisions of the Companies Act to act for a Director during his absence, which period of absence shall not be less than three months.

Two-thirds of the total number of Directors on the Board are subject to retirement by rotation, and of such Directors one third must retire every year. The Directors to retire are those who have been the longest in office. The Directors of the Company are not required to hold any qualification Shares.

Name	Position	Age	Year appointed as Director
Mr. Anil D. Ambani	Chairman	47	2006
Mr. S.L. Rao	Director	70	2006
Mr. Bakul Dholakia	Director	58	2006
Mr. J.L. Bajaj	Director	67	2006

The Directors' business address is care of the Company Secretary, Reliance Natural Resources Limited, H Block, 1st Floor, Dhirubhai, Ambani Knowledge City, Navi Mumbai - 400 170, India.

Mr. Anil D. Ambani is the Chairman of the Company, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Communications Limited, Reliance Energy Ventures Limited, Reliance Capital Ventures Limited and Chairman and Managing Director of Reliance Energy Limited. These companies are part of the Reliance Anil Dhirubhai Ambani Group. Previously, he also held the position of Vice Chairman and Managing Director of Reliance Industries Limited. He holds a Bachelor of Science degree from the University of Bombay and a Master of Business Administration degree from the Wharton School, University of Pennsylvania, United States. He joined Reliance Industries Limited as Co-Chief Executive Officer in 1983.

Mr. S.L. Rao is a visiting fellow of The Energy Resources Institute (TERI), New Delhi and Ford Public Affairs (visiting) Fellow, Public Affairs Centre, Bangalore. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore. He was the first Chairman of Central Electricity Regulatory Commission. He had earlier held membership of various institutional Boards of repute, including as Chairman of Board of Studies, Centre for Management Education, All India Management Association, Delhi.

Mr. Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organisations, Board Member of Reserve Bank of India (Western Area), a Member of National Productivity Council and external director on the board of Oil and Natural Gas Commission (a government of India undertaking) and Mahanagar Gas Limited.

Mr. J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. he has held various senior level positions in central and state government entities and has authored a number of books and articles.

Senior Management

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Ashish Karyekar as the Manager of the Company with effect from 7 February 2006. Ashish Karyekar is also the Company Secretary and Compliance Officer of the Company.

Ashish Karyekar's business address is care of the Company Secretary, Reliance Natural Resources Limited, H Block, 1st Floor, Dhirubhai, Ambani Knowledge City, Navi Mumbai - 400 170, India.

Committees

The Board has constituted an Audit Committee, Shareholders'/Investors' Grievance Committee and Remuneration Committee as set out below. The role, powers, scope of functions and duties of the Audit Committee, the Shareholders'/Investors' Grievance Committee and the Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956 and the Listing Agreement with the Stock Exchanges in India.

Director	**Category**	**Member of Audit Committee**	**Member of Shareholders/ Investors' Grievance Committee**	**Member of Remuneration Committee**
Mr. Anil D. Ambani	Non-executive and Non-independent	Yes	Yes	Yes
Mr. S.L. Rao	Non-executive and Independent	Yes	Yes	Yes
Mr. Bakul Dholakia	Non-executive and Independent	Yes	Yes	Yes
Mr. J.L. Bajaj	Non-executive and Independent	Yes	Yes	Yes

The Audit Committee consists of Mr. Anil D. Ambani, Mr. S.L. Rao, Mr. Bakul Dholakia and Mr. J.L. Bajaj. The committee reviews the Company's financial reporting process and the adequacy of the internal audit team.

The Shareholders'/Investors' Grievance Committee comprises Mr. Anil D. Ambani, Mr. S.L. Rao, Mr. Bakul Dholakia and Mr. J.L. Bajaj. The committee was formed to address and approve matters relating to transfer/transmission of shares, issue of duplicate certificates, non-receipt of balance sheet, non-receipt of dividend and the general review/redressal of investor grievances.

The Remuneration Committee of the Board consists of Mr. Anil D. Ambani, Mr. S.L. Rao, Mr. Bakul Dholakia and Mr. J.L. Bajaj. It is authorised to decide and approve remuneration of the Directors and the executive officers.

Share Ownership

Set out below are details of the shareholdings of each of the Directors and of the Manager of RNRL as at 30 June 2006:

Name	Number of Shares held(1)	Per cent.
Mr. Anil D. Ambani	1,859,271	0.14
Mr. Bakul Dholakia	770	0.00
Mr. S.L. Rao	100	0.00

Note:
(1) 48.25 per cent. of the Shares in RNRL are held by promoter group companies.

Neither Mr. J.L. Bajaj nor Mr. Ashish Karyekar holds any Shares in RNRL.

Remuneration and benefits

No remuneration (including any contingent or deferred compensation), and benefits in kind was granted by the Company to any of the Directors or the Manager of the Company for services in all capacities to the Company for the calendar year ended 31 December 2005.

With effect from 8 February 2006, each of the Directors will be paid an annual sitting fee of Rs.20,000 for attending each meeting of the Board and/or its Committee meetings. In addition, the Shareholders of the Company have also approved the payment of commission to all non-executive directors of up to 1 per cent. of the net profits of the Company every year in the aggregate, commencing from the financial year ending 31 March 2007. To date, no such commission has been paid. The Manager, who was appointed on 8 February 2006, is entitled to a salary, perquisites and allowances amounting, in aggregate, to up to Rs.900,000 per annum.

There have been no transactions including any of the Directors or Senior Management on the one hand and the Company on the other which may be considered unusual in their nature or conditions during the preceding financial year or during the current financial year to the date of these Listing Particulars. In addition, there are no outstanding loans or guarantees granted by the Company to the Directors or the Senior Management.

Employee stock option schemes

As at the date of these Listing Particulars, RNRL has not established any employee stock option scheme.

INDIAN SECURITIES MARKET

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the SEBI, the BSE and the NSE, and has not been prepared or independently verified by the Company or any of its affiliates or advisors.

The Indian Securities Market

India has a long history of organised securities trading. In 1875, the first stock exchange was established in Mumbai.

Stock Exchange Regulations

India's stock exchanges are regulated primarily by the SEBI, as well as by the Government acting through the Ministry of Finance, Stock Exchange Division, under the Securities Contracts (Regulation) Act, 1956 (the "SCRA"), as amended and the Securities Contracts (Regulation) Rules, 1957 ("SCR Rules"), as amended. The SCR Rules, along with the rules, by laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members.

The Securities and Exchange Board of India Act, 1992 (the "SEBI Act") granted the SEBI powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organisations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The SEBI has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, insider trading, substantial acquisitions of shares and takeovers of companies, buy-backs of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

The Central Listing Authority (the "CLA") has been established to address the issue of the listing of the same security on multiple exchanges and to bring about uniformity in the due diligence exercise in scrutinising and approving all listing applications on any stock exchange in India. The functions of the CLA are enumerated in the SEBI (Central Listing Authority) Regulations, 2003 which, *inter alia*, include (i) processing applications made by any body corporate, mutual fund or collective investment scheme for a letter of recommendation for listing at a stock exchange, (ii) making recommendations as to listing conditions, (iii) making suggestions with respect to investor protection, development and regulation of the securities market and disclosures to be made in the offer documents and (iv) any other functions that may be specified by the SEBI from time to time.

Listing

The listing of securities on a recognised Indian stock exchange is regulated by the Companies Act, the SCRA, the SCR Rules, the SEBI Act and various guidelines issued by the SEBI and the listing agreements of the respective stock exchanges (the "Listing Agreement"). Under the standard terms of the Listing Agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer's obligations under such agreement, subject to the issuer receiving prior notice of the intent of the exchange and upon granting of a hearing in the matter. The SEBI has the power to amend the Listing Agreements and the bylaws of the stock exchanges in India.

SEBI vide its circular dated 13 April 2006 has stated that all listed companies will be required to ensure minimum level of public shareholding at 25 per cent. of the total number of issued shares of a class or kind for the purpose of continuous listing. The exceptions to this rule are for companies which (i) are offering or have offered shares to the extent of at least 10 per cent. of the issue size in terms of Rule 19(2)(b) of the Securities Contracts (Regulations) Rules, 1957; (ii) have more two crore or more outstanding shares; (iii) have a market capitalisation of Rs. 10 billion or more and the minimum public shareholding to be maintained by such companies is 10 per cent. Consequently, a listed company may be delisted from the stock exchanges for not complying with the abovementioned requirement.

A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges. A company may be delisted through a voluntary delisting sought by the promoters of the said company or a compulsory delisting by the stock exchange or due to any acquisition of shares of the said company or scheme of arrangement, or consolidation of holdings by the person in control of management by which the public shareholding falls below the minimum limit specified in the listing agreement or listing condition. A company may voluntarily delist from the stock exchange where its securities are listed if the securities of such company have been listed on the stock exchange for a minimum period of three years and that an exit opportunity has been given to the investors at an exit price determined in accordance with a specified formula. Such exit opportunity need not be given in cases where securities continue to be listed on a stock exchange having nationwide trading terminals, i.e. the BSE, NSE and any other stock exchange specified by SEBI. The procedure for compulsory delisting also requires the company to make an exit offer to the shareholders in accordance with the above-mentioned guidelines.

In order to restrict abnormal price volatility in any particular stock, the SEBI has instructed stock exchanges to apply daily circuit breakers which do not allow transactions beyond certain price volatility. The index-based market-wide circuit breaker system (equity and equity derivatives) applies at three stages of the index movement, at 10 per cent., 15 per cent. and 20 per cent. These circuit breakers, when triggered, bring about a coordinated trading halt in all equity and equity derivative markets nationwide. The market-wide circuit breakers are triggered by movement of either the SENSEX of the BSE or NIFTY of the NSE, whichever is breached earlier.

In addition to the marketwide index-based circuit breakers, there are currently in place varying individual scrip-wise price bands. However, no price bands are applicable on scrips on which derivative products are available or scrips included in indices on which derivative products are available.

The stock exchanges in India can also exercise the power to suspend trading during periods of market volatility. Margin requirements are imposed by stock exchanges that are required to be paid by the stockbrokers.

Disclosures under the Companies Act and Securities Regulations

Under the Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI Guidelines on Disclosure and Investor Protection 2000 (the "SEBI Guidelines"), as amended, and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated, which, in the case of the Company, is currently the Registrar of Companies, Mumbai, located at 100 Everest Marine Drive, Mumbai 400 002. A company's directors and promoters may be subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities. Pursuant to the provisions of the SEBI Act, the SEBI has issued detailed guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the Government regulated the prices at which companies could issue securities. The SEBI Guidelines now permit companies to freely price their issues of securities.

All companies, including public limited companies, are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the Companies Act's disclosure requirements and regulations governing their manner of presentation, which include sections pertaining to corporate governance and the management's discussion and analysis. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis, and is required to inform stock exchanges immediately regarding any stock price-sensitive information.

The Companies Act further allows buy-back of securities, issuance of sweat equity shares and mandatory compliance with accounting standards issued by the Institute of Chartered Accountants of India (the "ICAI").

The ICAI and the SEBI have implemented changes which require Indian companies to account for deferred taxation, consolidate their accounts (subsidiaries only), provide segmentwise reporting and disclosure of related party transactions from 1 April 2001 and accounting for investments in associate companies and joint ventures in consolidated accounts from 1 April 2002.

As of 1 April 2003, accounting of intangible assets is also regulated by accounting standards set by the ICAI and as of 1 April 2004 accounting standards set by the ICAI will regulate accounting for impairment of assets.

Indian Stock Exchanges

There are currently 23 stock exchanges in India. Most of the stock exchanges have their governing board for self-regulation. A number of these exchanges have been directed by the SEBI to file schemes for demutualisation as part of a move towards greater investor protection. The BSE and NSE together hold a dominant position among the stock exchanges in terms of number of listed companies, market capitalisation and trading activity.

NSE

The NSE was established by financial institutions and banks to provide nationwide, online, satellite-linked, screen-based trading facilities with market makers and electronic clearing and settlement for securities including government securities, debentures, public sector bonds and units. The NSE was recognised as a stock exchange under the Securities Contracts (Regulation) Act, 1956 in April 1993 and commenced operations in the wholesale debt market segment in June 1994. The capital market (equities) segment commenced operations in November 1994 and operations in the derivatives segment commenced in June 2000. In February 2006, the average daily traded value of the capital market segment was Rs.1,731.50 billion. As of 31 March 2006, the NSE had 940 trading members and over 8,835 registered sub-brokers on the capital market segment and the wholesale debt market segment. The NSE launched the NSE 50 Index, now known as S&P CNX NIFTY, on 22 April 1996 and the Mid-cap Index on 1 January 1996. As of 28 February 2006, the market capitalisation of the NSE was approximately Rs.25,120.83 billion. With a wide network in major metropolitan cities, screen-based trading, a central monitoring system and greater transparency, the NSE has lately recorded high volumes of trading.

BSE

The BSE is the Company's primary stock exchange in India. Established in 1875, it is the oldest stock exchange in India. It is the first stock exchange in India to have obtained permanent recognition in 1956 from the Indian Government under the SCRA. It has evolved over the years into its present status as the premier stock exchange of India. Recently, pursuant to the SEBI's BSE (Corporatisation and Demutualisation) Scheme, 2005, with effect from 20 August 2005 the BSE has been corporatised and demutualised and is now a company under the Companies Act. The BSE has switched over from an open outcry trading system to an online trading network in May 1995 and has today expanded this network to over 400 cities in India. As of 28 February 2006, the BSE had 863 members, comprising 181 individual members, 663 Indian companies and 19 FIIs. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of 28 February 2006, there were 4,782 listed companies trading on the BSE and the estimated market capitalisation of stocks trading on the BSE was Rs.26,955.43 billion. In February 2006, the average daily turnover on the BSE was Rs.36.88 billion. As of 28 February 2006, the BSE had 13,422 trader work stations spread over 425 cities.

Internet-based Securities Trading and Services

The SEBI approved Internet trading in January 2000. Internet trading takes place through order routing systems, which route client orders to exchange trading systems for execution. Stock brokers interested in providing this service are required to apply for permission to the relevant stock exchange and also have to comply with certain minimum conditions stipulated by the SEBI. The NSE became the first exchange to grant approval to its members for providing Internet based trading services. Internet trading is possible on both the "equities" as well as the "derivatives" segments of the NSE.

Listing Agreements

The Company has entered into listing agreements with each of the Indian stock exchanges on which the Company's shares are listed. Each of the listing agreements provides that if a purchase of a listed company's shares results in the purchaser and its affiliates holding more than 5 per cent. of the company's outstanding equity shares or voting rights, the purchaser and the company must, in accordance with the provisions of the Takeover Code (see below), as amended to date, report its holding to the company and the relevant stock exchange(s). The agreements also provide that if an acquisition results in the purchaser and its affiliates holding equity shares representing more than 15 per cent. of the voting rights in the company, then the purchaser must, in accordance with the provisions of the Takeover Code, as amended to date, before acquiring such equity shares that have at least an additional 20 per cent. of the voting rights of the total equity shares of the company at a prescribed price. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis and to inform stock exchanges immediately of all events which will have a bearing on the performance/operations of the company as well as any stock price-sensitive information.

Takeover Code

Disclosure and mandatory bid obligations for listed Indian companies under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Takeover Code"), which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the SEBI and was last amended in May 2006. Since the Company is an Indian listed company the provisions of the Takeover Code will apply to the Company

The salient features of the Takeover Code are as follows:

Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, or acquires or agrees to acquire control over a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5 per cent., 10 per cent., 14 per cent., 54 per cent. or 74 per cent. of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company and to each of the stock exchanges on which the company's shares are listed at every such stage within two days of (i) the receipt of allotment of shares or (ii) the acquisitions of shares or voting rights, as the case may be. The term shares has been defined under the Takeover Code to mean shares in the share capital of the company carrying voting rights and includes any security which would entitle the holder to receive shares with voting rights but does not include preference shares.

A person who holds more than 15 per cent. of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company within 21 days of the financial year ending on 31 March (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed within 30 days of the financial year ending on 31 March of every year). Further, such person who holds 15 per cent. or more but less than 55 per cent. of the shares or voting rights in any company is required to disclose any purchase or sale of shares aggregating to 2 per cent. of the share capital of the company, to the company and to each of the stock exchanges on which the shares of the company are listed within two days of (i) the receipt of intimation of allotment of shares or (ii) acquisitions of shares or voting rights, as the case may be.

Promoters or persons in control of a company are also required to make periodic disclosure of their holdings or voting rights held by them along with persons acting in concert, in the same manner as above, annually within 21 days of the end of each financial year as well as from the record date for entitlement of dividend.

An acquirer who, along with persons acting in concert, acquires or agrees to acquire 15 per cent. or more of the shares or voting rights of a company would be required to make a public announcement offering to acquire a further minimum of 20 per cent. of the shares of the company. Such offer has to be made to all public shareholders of the company (public shareholding is defined as shareholding held by persons other than the promoters).

An acquirer who, together with persons acting in concert with him/her, has acquired 15 per cent. or more, but less than 55 per cent. of the shares or voting rights in the shares of a company, cannot acquire additional shares or voting rights unless such acquirer makes a public announcement offering to acquire a minimum 20 per cent. of the shares of the company. Any further acquisition of shares or voting rights by an acquirer who holds 55 per cent. or more but less than 75 per cent. (or 90 per cent. in certain cases) of the shares or voting rights in a company also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the Listing Agreement for the purposes of continuous listing, in accordance with the Takeover Code.

In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20 per cent. of the shares of the company. However, the public announcement requirement will not apply to any change in control which takes place pursuant to a special resolution passed by way of postal ballot by shareholders. The open offer for acquisition of a further minimum of 20 per cent. of the shares of the company or such other percentage as prescribed under the Takeover Code has to be made by way of a public announcement which is to be made within four working days of entering into an agreement for acquisition or deciding to acquire shares or voting rights, exceeding the relevant percentages or within four working days after any such change(s) are decided to be made as would result in acquisition of control. In the case of an acquirer acquiring securities including GDRs, which when taken together with the voting rights, if any already held by him or persons acting in concert with him would entitle him to voting rights exceeding the percentage specified above, the public announcement shall be made no later than four working days before he acquires voting rights on such securities upon conversion or exercise of option, as the case may be.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price. The minimum offer price depends on whether the shares of the company are "Frequently" or "Infrequently" traded (as defined in the Takeover Code). In case the shares are Frequently traded, the minimum offer price shall be the highest of:

- the negotiated price under the agreement for the acquisition of shares or voting rights in the company;
- the highest price paid by the acquirer or persons acting in concert with him/her for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26 week period prior to the date of public announcement; or
- the average of the weekly high and low of the closing prices of the shares of the company as quoted on the stock exchange where the shares of the company are most frequently traded during the 26 weeks or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two weeks preceding the date of public announcement, whichever is higher.

The Takeover Code provides that an acquirer who seeks to acquire any shares or voting rights whereby the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement with the stock exchange for the purpose of listing on a continuous basis, may acquire such shares or voting rights only to such an extent that post such acquisition the public shareholding in the target company is not reduced to a level below the limit specified in the listing agreement with the stock exchange for the purpose of listing on a continuous basis, in accordance with the SEBI Delisting Guidelines. Further, the Takeover Code contains penal provisions in case of violation of any provisions. The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfil his/her obligations. In addition, the Takeover Code introduces the "chain principle" by which indirect acquisition by virtue of acquisition of companies, whether listed or unlisted, whether in India or abroad, of a company listed in India will oblige the acquirer to make a public offer to the shareholders of each such company which is indirectly acquired. On account of any such public offer if the public shareholding of the company has reduced to a level below the limits specified in the Listing Agreement with the stock exchanges(s) for the purpose of continuous listing, the acquirer is required to raise the public shareholding to the level specified for continuous listing in the Listing Agreement in the manner provided by the Takeover Code within a period of 12 months from the date of closure of the public offer by issue of new shares of the company or divestment through an offer for sale in compliance with the Companies Act and SEBI Guidelines or sale of shares through stock exchange(s). The SEBI vide circular dated 17 February 2003 issued Guidelines on Delisting of Securities. The SEBI has now after various issues by market participants decided to review the existing Guidelines and has recently prepared draft Regulations. However, these Regulations of 2004 are still in draft format and have not been notified in the official Gazette.

The public offer provisions of the Takeover Code do not apply, *inter alia*, to certain specified acquisitions, including the acquisition of shares (i) by allotment in a public and rights issue subject to the fulfilment of certain conditions, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of clients, (iv) in unlisted companies (unless such acquisition results in an indirect acquisition of shares in excess of 15 per cent. in a listed company), (v) pursuant to a scheme of arrangement or reconstruction including an amalgamation or demerger, under any law or regulation of India or any other country, (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special

Provisions) Act, 1985 ("SICA"), (vii) resulting from transfers between companies belonging to the same group of companies or between promoters of a publicly listed company and their relatives, provided the relevant conditions are complied with, (viii) through inheritance on succession, (ix) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with the SEBI, to their respective promoters or to other venture capital undertakings or (x) by companies controlled by the Government unless such acquisition is made pursuant to a disinvestment process undertaken by the Government or a State Government. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the SEBI seeking exemption from the requirements of the Takeover Code.

In addition, the Takeover Code does not apply to the acquisition of global depositary receipts, so long as they are not converted into shares carrying voting rights where the issuer is a public listed company. The Takeover Code does not apply to the acquisition of shares in companies whose shares are not listed on any stock exchange.

Depositaries

In August 1996, the Indian Parliament enacted the Depositories Act, 1996 (the "Depositories Act") which provides a legal framework for the establishment of depositories to record ownership details and effectuate transfers in book-entry form. The SEBI framed the Securities and Exchange Board of India (Depositories and Participants) Rules and Regulations, 1996 which provide for the formation of such depositories, the registration of participants as well as the rights and obligations of the depositories, participants, the company and the beneficial owners. The depository system has significantly improved the operations of the Indian securities markets. The Depositories Act requires that every person subscribing to securities offered by an issuer has the option either to receive the security certificate or hold the securities with a Depository.

Trading of securities in book-entry form commenced in December 1996. In order to encourage "dematerialisation" of securities the SEBI has set up a working group on dematerialisation of securities comprising foreign institutional investors, custodians, stock exchanges, mutual funds and the National Securities Depositary Limited to review the progress of securities and trading in dematerialised form and to recommend scrips for compulsory, dematerialised trading in a phased manner. In January 1998, the SEBI notified scrips of various companies for compulsory dematerialised trading by certain categories of investors such as foreign institutional investors and other institutional investors and has also notified compulsory dematerialised trading in specified scrips for all retail investors. The SEBI has subsequently significantly increased the number of scrips in which dematerialised trading is compulsory for all investors. The SEBI has also provided that the issue and allotment of shares in public, rights or offer for sale after specified dates to be notified from time to time by the SEBI shall only be in dematerialised form and an investor shall be compulsorily required to open a depository account with a participant. Under the Depositories Act, the company shall give the option to subscribers/shareholders to receive the security certificates or hold securities in dematerialised form with a depository.

However, even in the case of scrips notified for compulsory dematerialised trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange and on transactions on the stock exchange involving lots of less than 500 securities.

Transfers of shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depository participants registered with the depositories established under the Depositories Act, 1996. Charges for opening an account with a depository participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depository participant and has to be borne by the account holder. Upon delivery, the shares shall be registered in the name of the relevant depository on the Company's books and this depository shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depository. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his/her securities held by a depository.

The Companies Act compulsorily provides that Indian companies making any initial public offerings of securities for or in excess of Rs.100 million should issue the securities in dematerialised form in accordance with the provisions of the Depositories Act of 1996 and the Regulations made thereunder.

Insider Trading Regulations

The SEBI (Prohibition of Insider Trading) Regulations, 1992 (the "Insider Trading Regulations") prevent insider trading in India by prohibiting and penalising an "insider" from dealing, either on his/her own behalf or on behalf of any other person, in the securities of a company listed on any stock exchange when in possession of unpublished price sensitive information. The terms "unpublished" and "price sensitive information" are defined by the Insider Trading Regulations. The insider is also prohibited from communicating, counselling or procuring, directly or indirectly, any unpublished price sensitive information while in possession of such information. The prohibition under Regulation 3A also extends to a company dealing, while in the possession of unpublished price sensitive information, and is not restricted to insiders alone. It is to be noted that vide amendments of 2002 the SEBI has amended the Insider Trading Regulations to provide certain defences to the prohibition on insiders in possession of unpublished price sensitive information dealing in securities.

On a continuing basis under the Insider Trading Regulations, any person who holds more than 5 per cent. of the shares or voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by him and any change in shareholding or voting rights (even if such change results in the shareholding falling below 5 per cent.). If there has been a change in such holdings since the last disclosure made, provided such change exceeds 2 per cent. of the total shareholding or voting rights in the company, such disclosure is required to be made within four working days of (i) the receipt of intimation of allotment of the shares or (ii) the acquisition or the sale of the shares or voting rights, as the case may be.

The Insider Trading Regulations make it compulsory for listed companies and certain other entities associated with the securities market to establish an internal code of conduct to prevent insider trading deals and also to regulate disclosure of unpublished price sensitive information within such entities so as to minimise misuse thereof. To this end, the Insider Trading Regulations provide a model code of conduct. Further, the Insider Trading Regulations specify a model code of corporate disclosure practices to prevent insider trading, which is to be implemented by all listed companies and other such entities.

All directors/designated employees, partners of the organisation/firm are required to make periodic disclosure of their shareholdings including the statement of dependent family members as specified in the Insider Trading Regulations.

Public Issuance of Securities

Under the Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI Guidelines, as amended, and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated. A company's directors and promoters are subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities. The SEBI Guidelines also set forth guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the Government regulated the prices at which companies could issue securities. The SEBI Guidelines now permit most companies to price freely their public issues of securities.

All companies, including public limited companies, are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the disclosure requirements of the Companies Act and regulations governing their manner of presentation.

The Companies Act further allows buyback of securities, issuance of sweat equity shares and mandatory compliance with accounting standards issued by the ICAI.

The ICAI and SEBI have implemented changes which require Indian companies to account for deferred taxation, to consolidate their accounts (subsidiary only), to provide segment-wise reporting and disclosure of related party transactions from April 1, 2001 and accounting for investments in associated companies and joint ventures in consolidated accounts and interim financial reporting from 1 April 2002. As of 1 April 2003 accounting of intangible assets is also regulated by accounting standards set by the ICAI and as of 1 April 2004 accounting standards will regulate accounting for impairment of assets.

Derivatives (Futures and Options)

Trading in derivatives is governed by the SCRA, the SCRA Rules and the SEBI Act. The SCRA was amended in February 2000 and derivative contracts were included within the term "securities", as defined by the SCRA. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self regulatory organisation under the supervision of the SEBI. Derivatives products were introduced in phases in India, starting with futures contracts in June 2000 and index options, stock options and stock futures in June 2000, July 2001 and November 2001, respectively.

DESCRIPTION OF THE SHARES

Set forth below is certain information relating to the share capital of the Company, including brief summaries of certain provisions of the Memorandum and Articles of Association, the Companies Act, the SCRA and certain related legislation of India, all as currently in effect.

The following description of Shares is subject to and qualified in its entirety by the Company's Memorandum and Articles of Association and by the provisions of the Companies Act, which governs its affairs, and other applicable provisions of Indian law

General

The current authorised share capital of the Company is Rs.15,000,000,000 consisting of 2,000,000,000 equity shares, of Rs.5 each, and 1,000,000,000 unclassified shares of Rs.5 each, of which 1,343,130,422 equity shares of Rs.5 have been issued and are fully paid up.

The Shares have been listed on the BSE and the NSE since 1 March 2006. On 18 August 2006, the closing price of the Shares on the BSE was Rs.20.60 per Share and on the NSE was Rs.20.55 per Share.

For the purposes of these Listing Particulars, "shareholder" means a shareholder is registered as a member in the register of members of the Company.

Division of Shares

The Companies Act provides that a company may sub-divide its share capital if so authorised by its articles of association, by an ordinary resolution passed in its general meeting.

The Articles of Association allow the Company in its general meeting to alter the conditions of its Memorandum of Association and sub-divide all or any of its shares into shares of smaller amounts than originally fixed by the Memorandum of Association.

Dividends

Under the Companies Act, unless the Board recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. Subject to certain conditions laid down by Section 205 of the Companies Act, no dividend can be declared or paid by a company for any financial year except out of the profits of the company in accordance with the provisions of the Companies Act or out of the profits of the company for any previous financial year(s) arrived at after providing for unabsorbed depreciation or losses, whichever is lower, in accordance with the provisions of the Companies Act and remaining undistributed or out of both or out of moneys provided by the central or state government for payment of dividend in pursuance of a guarantee given by that government. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their Shares as on the record date for which such dividend is payable. In addition, as is permitted by the Articles of Association, the Board may announce and pay interim dividends. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the "record date" or "book closure date" or to those shareholders registered in National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL"). No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of his Shares is outstanding.

The Company's dividend policy is aimed at enabling shareholders to share progressively in the operating performance of the Company. RNRL has not declared any dividends since its incorporation on 24 March 2000.

Any dividend declared shall be deposited by the Company in a separate bank account within five days from the date of declaration of such dividend. Dividends must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. Any money which remains unpaid or unclaimed for seven years from the date of such transfer must be transferred by the Company to the Investor Education and Protection Fund established by the Government pursuant to which no claim shall lie against the Company or the said Fund.

Under the Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of the previous fiscal years. The Company may pay a dividend in excess of 10 per cent. of paid-up capital in respect of any year out of the profits of that year only after it has transferred to the reserves of the Company a percentage of its profits for that year ranging between 2.5 per cent. to 10 per cent. depending on the rate of dividend proposed to be declared in that year in accordance with the rules framed under the Companies Act. The Companies Act further provides that if the profit for a year is insufficient or in the absence of profits in any year, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10 per cent. of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves, may not exceed an amount equivalent to one tenth of such paid-up capital and free reserves, and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares are declared; and (iii) the balance of reserves after withdrawals must not be below 15 per cent. of paid-up share capital.

Capitalisation of Reserves and Issue of Bonus Shares

The Company's Articles of Association permit the Company by a resolution of the shareholders in a general meeting to resolve in certain circumstances that certain amounts standing to the credit of certain reserves or securities premium can be capitalised and distributed by the issue of fully paid bonus shares, in the same proportion and on the footing that such shareholders became entitled to capital or by crediting shares not fully paid-up with the whole or part of any sum outstanding. Bonus shares must be issued pro rata to the amount of capital paid-up on existing shareholdings.

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible debentures, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to such convertible part of the convertible securities falling due for such conversion. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures/bonds nor can bonus be declared unless the partly paid-up shares are fully paid-up. The declaration of bonus shares in lieu of dividend cannot be made. The bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc.

The issuance of bonus shares must be implemented within six months from the date of approval by the Board or the shareholders, whichever is later. Recent amendments also permit an Indian company to issue bonus shares to its non-resident shareholders, subject to the satisfaction of certain conditions.

Pre-Emptive Rights and Alteration of Share Capital

Subject to the provisions of the Companies Act, the Company may increase its share capital by issuing new Shares on such terms and with such rights as the Company, by action of shareholders in a general meeting, determines. Such new Shares shall be offered to existing shareholders listed on the members' register on the record date or to shareholders holding shares in dematerialised form as per list provided by NSDL and CDSL in proportion to the amount paid-up on those Shares at that date. The offer shall be made by notice specifying the number of Shares offered and the date (being not less than 15 days from the date of the offer) after which the offer, if not accepted, will be deemed to have been declined. After such date the Board may dispose of the Shares offered in respect of which no acceptance has been received, in such manner as they think most beneficial to the Company. The offer is deemed to include a right exercisable by the person concerned to renounce the Shares offered to him in favour of any other person.

Under the provisions of the Companies Act, new shares may be offered to any persons whether or not those persons include existing shareholders, either, if a special resolution to that effect is passed by the shareholders of the company in a general meeting or where only a simple majority of shareholders present and voting in a general meeting have passed the resolution and the Government's permission has been obtained based on the application made by the Board.

The Company's issued share capital may, among other things, be increased by the exercise of warrants attached to any security of the Company, or individually issued which entitle the holder to subscribe for Shares in the Company or upon the conversion of convertible debentures issued. The issue of any convertible debentures or the taking of any convertible loans, other than from the Government and financial institutions, requires the approval of a special resolution of shareholders.

The Company can also alter its share capital by way of a reduction of capital or by undertaking a buy-back of shares under the prescribed SEBI guidelines.

The Articles of Association provide that the Company may, by a resolution passed at the general meeting, from time to time increase its capital by the creation of new shares and may consolidate or sub-divide its share capital, covert all or any of its fully paid-up Shares into stock and reconvert that stock into fully paid-up Shares or cancel Shares which have not been taken up by any person. The Company may also from time to time by special resolution reduce its capital. The Articles also provide that if at any time the Company's share capital is divided into different classes of shares, the rights attached to any one class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution, passed at a separate meeting of the holders of the shares of that class.

Preference Shares

Preference share capital is that part of the paid-up capital of a company which fulfils both of the following requirements, namely:

(a) that in respect of dividends, it carries a preferential right to be paid a fixed amount or an amount calculated at a fixed rate; and

(b) that in respect of capital, it carries on a winding-up of the company, a preferential right to be repaid the amount of the capital paid-up or deemed to have been paid-up subject to the provisions of the Companies Act.

The preference shares do not confer any further rights to participate in the company's profits or assets. Holders of preference shares are not entitled to vote at general meetings of the company except where the dividend due on such capital has remained unpaid:

(a) in the case of cumulative preference shares, in respect of an aggregate period of not less than two years preceding the date of commencement of the meeting; and

(b) in the case of non-cumulative preference shares, either in respect of a period of not less than two years or in respect of an aggregate period of not less than three years comprised in the six years ending with the expiry of the financial year immediately preceding the commencement of the meeting.

In any such case, however, the holders of preference shares have a right to vote only on those resolutions which directly affect the rights attached to their preference shares.

Under the Companies Act, a company may issue redeemable preference shares if so authorised by the articles of association of the company. The Articles of Association of the Company give the Company the power to issue preference shares but: (i) no such shares shall be redeemed except out of profits of the company which would otherwise be available for dividends or out of the proceeds of a fresh issue of shares made for the purposes of the redemption; (ii) no such shares shall be redeemed unless they are fully paid; (iii) the premium, if any, payable on redemption shall have been provided for out of the profits of the company or out of the company's security premium account, before the shares are redeemed; (iv) where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall be transferred to a reserve fund, to be called the Capital Redemption Reserve Account, a sum equal to the nominal amount of the shares redeemed out of profits which would otherwise have been available for dividends; and (v) the provisions of the Companies Act relating to the reduction of the share capital of a company shall apply as if such reserve account were paid-up share capital of such company. Preference shares must be redeemable before the expiry of a period of 20 years from the date of their issue.

The Company has not issued any preference shares to date.

General Meetings of Shareholders

There are two types of general meetings of shareholders: (i) annual general meetings, and (ii) extraordinary general meetings. The Company must hold its annual general meeting each year within 15 months of the previous annual general meeting and in any event not later than six months after the end of each accounting period unless extended by the Registrar of Companies at the request of the Company for any special reason, by a period not exceeding three months. The Board may also, in accordance with its Articles of Association, convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in the aggregate not less than 10 per cent. of the paid-up capital of the Company carrying voting rights. A general meeting of the shareholders is generally convened by the Secretary of the Company in accordance with a resolution of the Board. Written notices convening a meeting setting out the date, place and agenda of the meeting must be given to members at least 21 clear days (excluding the days of mailing, and receipt, and such service shall be deemed to have been effected on the expiry of 48 hours after the same is posted) prior to the date of the proposed meeting. Shareholders who are registered as such on the date of the general meeting are entitled to attend and vote at such meeting.

A general meeting may be called after giving shorter notice if consent is received from all shareholders entitled to vote, in the case of an annual general meeting, and from shareholders holding not less than 95 per cent. of the paid-up capital of the Company in the case of any other general meeting. Currently, the Company gives written notices to all members and, in addition, gives public notice of general meetings of shareholders in a daily newspaper of general circulation in the region of the registered office of the Company. General meetings are generally held at a place where the registered office of the Company is situated or at such other place within the City or town where the registered office of the Company is situated. The quorum for a general meeting of the Company is five shareholders personally present. Meetings other than annual general meeting may be held at any other place if so determined by the Board.

A company intending to pass a resolution relating to matters such as, but not limited to, amendment in the objects clause of the memorandum, buy-back of shares under the Companies Act, giving loans or extending guarantees in excess of limits prescribed under the Companies Act, and guidelines issued thereunder, is required to obtain the resolution passed by means of a postal ballot instead of transacting the business in the general meeting of the company. A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons therefor and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the notice.

Voting Rights

At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll the voting rights of each shareholder entitled to vote and present in person or by proxy is in proportion to his/her/its share of paid-up equity capital of the company. Voting is by show of hands, unless a poll is ordered by the Chairman of the meeting or demanded by a shareholder or shareholders holding at least 10 per cent. of the total shares entitled to voting rights in respect of the resolution and present in person or by proxy who has voting rights in proportion to the paid-up capital held by such shareholder. Subject to the Articles of Association, the Chairman of the meeting has a casting vote.

Registered holders of Shares withdrawn from the Depositary arrangements will be entitled to vote and exercise other direct shareholders' rights. Shares once withdrawn may be eligible for redeposit subject to certain conditions.

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. Special resolutions require the vote of three-fourths of the members present and voting. Special resolutions require that the votes cast in favour of the resolution by those present and voting, must be at least three times the votes cast against the resolution. The Companies Act provides that to amend the Articles of Association, a special resolution is required to be passed in a general meeting. Certain instances, including members voluntary winding-up, dissolutions, merger or consolidation of the Company, preferential allotment of shares, and, in any case where shareholding of public financial institutions and banks exceeds 25 per cent., appointment of statutory auditors, require a special resolution.

A shareholder may exercise his voting rights by proxy to be given in the form required by the Articles of Association of the Company. The instrument appointing a proxy is required to be lodged with the Company at least 48 hours before the time of the meeting. Any shareholder of the Company may appoint a proxy. A proxy shall not vote except on a poll and does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings, subject to necessary board resolution passed by the corporate shareholder, who shall not be deemed a proxy. Such an authorised representative can vote in all respects as if a member, including on a show of hands and a poll. A shareholder which is a legal entity may appoint an authorised representative who can vote in all respects as if a member both by show of hands and by poll.

The Companies Act allows for a company to issue shares with differential rights as to dividends, voting or otherwise subject to certain conditions prescribed under applicable law. In this regard, the laws require that for a company to issue shares with differential voting rights the company (i) must have had distributable profits in terms of the Companies Act for a period of three financial years preceding the year in which it was decided to issue such shares; (ii) the company has not defaulted in filing annual accounts and annual returns for the immediately preceding three financial years immediately preceding the year in which it was decided to issue such shares; (iii) the Articles of Association of the Company allow for the issuance of such shares with differential voting rights; and (iv) such other conditions set forth in the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001. Under the provisions of Section 42 of the Companies Act, subsidiaries are not permitted to be members of the holding company. Even if any subsidiary holds shares in its holding company prior to its becoming a subsidiary, the shares held by the subsidiary will not have any voting rights.

Convertible Securities/Warrants

The Company may issue from time to time debt instruments that are partly and fully convertible into Shares and/or warrants to purchase Shares subject to compliance with applicable guidelines issued by the SEBI.

On 28 April 2006, RNRL made a preferential issue of 120,000,000 Equity Shares with a face value Rs.5 each at a price of Rs.25.65 per Share, together with 290,000,000 warrants, to Anadha Enterprises Private Limited. These warrants entitle the holder of the warrants to subscribe within 18 months of the date of issue, i.e. by no later than 27 October 2007, for an equivalent number of Shares at a price of Rs.25.65 per Share. Rs.2.60 of such price was paid at the time of the issue of the warrants, with the balance of Rs.23.05 per Share being payable upon the exercise of the warrants. In the event the warrants are not exercised the amount paid (Rs.2.60) at the time of allotment of the warrants is required to be forfeited as per applicable guidelines issued by the SEBI.

Postal Ballot

Under the provisions of the Companies Act, the Government has framed rules for listed companies for voting by postal ballot instead of transacting the business in general meeting of the company, in case of resolutions including resolutions for alteration of the objects clause in the company's memorandum of association, buy-back of shares, issue of shares with differential voting rights, a sale of the whole or substantially the whole of an undertaking of a company, giving loans and extending guarantees in excess of prescribed limits under sub-section (1) of section 372A of the Companies Act, for change of the registered office of the company in certain circumstances and for variation in the rights attached to a class of shares or debentures. The resolution passed by means of postal ballot shall be deemed to have been duly passed at a general meeting physically convened. A notice to all the shareholders has to be sent along with a draft resolution explaining the reasons thereof and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the notice. Postal voting includes voting in electronic form.

Register of Shareholders and Record Dates

The Company is obliged to maintain a register of shareholders at its registered office or with the approval of its shareholders by way of a special resolution and with prior intimation to the relevant Registrar of Companies at some other place in the same city. The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. The Company recognises as shareholders only those persons who appear on its register of shareholders and the Company cannot recognise any person holding any Share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of shares held in physical form, the Company registers transfers of shares on the register of shareholders upon lodgement of the share transfer form executed by or on behalf of the transferor and by or on behalf of the transferee duly completed in all respects accompanied by a share certificate, or if there is no certificate, the letter of allotment in respect of shares to be transferred together with transfer forms evidencing payment of requisite stamp duty. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. In turn, the Company enters the name of the depository in its records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depository. Transfer of beneficial ownership through a depository is exempt from any stamp duty but each depository participant may have its own depository charges.

For the purpose of determining the shareholders, the Company may, after giving not less than seven days' previous notice by advertisement in some newspaper circulating in the district where the registered office of the Company is situated, close the register for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine the shareholders entitled to dividends the Company keeps the register of shareholders closed for approximately 7 to 15 days, generally before the annual general meeting. Under the listing regulations of the stock exchanges on which the Company's outstanding Shares are listed, the Company may, upon at least 15 days' advance notice to such stock exchanges (or 21 days' advance notice in the event the company issued physical share certificates to any of its shareholders), set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders. The trading of Shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Under the Companies Act, the Company is also required to maintain a register of debenture holders.

Annual Report and Financial Results

The Company's audited consolidated financial statements for the relevant financial year, the directors' report and the auditors' report (collectively the "Annual Report") must be laid before the annual general meeting. These also include certain other financial information of the Company, a corporate governance section and management's discussion and analysis and are made available for inspection at the Company's registered office during normal working hours for 21 days prior to the annual general meeting.

Under the Companies Act, the Company must file the Annual Report presented to the shareholders with the Registrar of Companies, Mumbai within 30 days from the date of the annual general meeting. The Company must file an annual return, which includes a list of the shareholders, and other information within 60 days of the conclusion of its annual general meeting. Copies of annual reports are also required to be sent to the stock exchanges where the Company's shares are listed.

As required under the Listing Agreement, copies are required to be simultaneously sent to the BSE and any other exchanges on which the Company's Shares are listed either of unaudited financial results within 30 days and audited financial results at a later date or audited within three months from the close of the accounting year. The Company must also furnish quarterly and semi-annual unaudited results within 30 days after the end of each calendar quarter and quarterly and semi-annual review reports by the auditors within 60 days of the close of each quarter. The Company must also publish its financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where the registered office of the Company is situated. The Company files certain information online, including its Annual Report, half yearly financial statements, report on corporate governance and the shareholding pattern statement, in accordance with the requirements of the Listing Agreement.

Transfer of Shares

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the SCRA, which enabled companies to refuse to register transfer of shares in some circumstances, the equity shares of a public company became freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since the Company is a public company, the provisions of Section 111A will apply to it. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, the Board may exercise their discretion if they have sufficient cause to do so. If the Board, without sufficient cause, refuse to register a transfer of shares within two months from the date on which the instrument of transfer or intimation of transfer, as the case may be, is delivered to the company, the shareholder wishing to transfer his, her or its shares may file an appeal with the Company Law Board ("CLB") and the CLB can direct the company to register such transfer.

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations used thereunder or the SICA or any other Indian laws, the CLB may, on application made by the company, a depository, a participant, an investor or the SEBI, within two months from the date of transfer of any shares or debentures held by a depository or from the date on which the instrument of transfer or the intimation of the transmission was delivered to the company, as the case may be, after such inquiry as it thinks fit, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Further, the provisions of Section 111A does not restrict the right of a holder of shares or debentures to transfer such shares or debentures and any person acquiring such shares or debentures shall be entitled to voting rights unless the voting rights have been suspended by the CLB.

By the Companies (Second Amendment) Act, 2002, the CLB is proposed to be replaced by the National Company Law Tribunal ("NCLT"), which is expected to be set up shortly. All powers of the CLB would then be conferred on the NCLT. Further, the SICA is sought to be repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003. However, this Act has not yet been brought into force.

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownerships of shares held through a depository are exempt from stamp duty. The Company has entered into an agreement for such depository services with NSDL and CDSL and Integrated Enterprises (India) Limited are the registrars who maintain all records pertaining to physical transfer and transmission of shares and details of transfers and transmissions in electronic form through electronic connectivity with NSDL and CDSL.

The SEBI requires that the Shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. See "Indian Securities Market—Depositaries".

Pursuant to the Listing Agreement, in the event the Company has not effected the transfer of Shares within one month or where the Company has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, it is required to compensate the aggrieved party for the opportunity loss caused during the period of the delay.

The Companies Act provides that the shares or debentures of a public listed company (such as the Company) shall be freely transferable. The Articles of Association provide for certain restrictions on the transfer of shares, including granting power to the Board in certain circumstances, to refuse to register or acknowledge transfer of shares or other securities issued by the Company. However, the applicable case law suggests that *inter se* arrangements between shareholders of a company cannot bind a company in this regard if it is not a party to such an arrangement and therefore, the enforceability of such restrictions under the Companies Act may not be possible.

Acquisition by the Company of its Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75 per cent. of the shareholders present and voting on the matter and is also sanctioned by the High Court of the city where the registered office is situated. Moreover, subject to certain conditions, a company is prohibited from giving whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the company or its holding company.

However, pursuant to certain amendments to the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:

(i) the buy-back should be authorised by the articles of association of the company;

(ii) a special resolution has been passed in the general meeting of the Company authorising the buy-back;

(iii) the buy-back is limited to 25 per cent. of the total paid-up capital and free reserves provided that the buy-back of equity shares in any financial year shall not exceed 25 per cent. of the total paid-up equity share capital in that year;

(iv) the ratio of debt owed by the company is not more than twice the capital and free reserves after such buy-back;

(v) all the shares or other specified securities for buy-back are fully paid-up; and

(vi) the buy-back is in accordance with the Securities and Exchange Board of India (Buyback of Securities) Regulation, 1998.

The condition mentioned above in (ii) would not be applicable if the buy-back is for less than 10 per cent. of the total paid-up equity capital and free reserves of the company and provided that such buy-back has been authorised by the Board. Further, a company buying-back its securities is not permitted to buy-back any securities for a period of 365 days reckoned from the preceding buy-back. Also, a company is not permitted to issue new securities of the same kind as those bought back for six months from the buy-back date except by way of a bonus issue or in discharge of subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares. The aforesaid restriction relating to the 365 days period does not apply to a buy-back authorised by a special resolution of the shareholders in general meeting. Every buy-back shall be completed within 12 months from the date of passing the special resolution or a resolution passed by the Board as the case may be.

A company buying-back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the last date of completion of the buy-back. Further, a company buying-back its securities is not permitted to buy-back any securities for a period of one year from the buy-back and to issue securities for six months except by way of bonus issue or in discharge of subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares. The aforesaid restriction relating to the one year period does not apply to a buy-back authorised by a special resolution of the shareholders in general meeting.

The Company is also prohibited from purchasing its own shares or specified securities through any subsidiary company, including its own subsidiary companies or through any investment company (other than a purchase of shares in accordance with a scheme for the purchase of shares by trustees of or for shares to be held by or for the benefit of employees of the company) or if the company is defaulting on the repayment of deposit or interest, redemption of debentures or preference shares or payment of dividend to a shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank, or in the event of non-compliance with certain other provisions of the Companies Act.

The buy-back of securities can be from existing security holders on a proportionate basis or from the open market or from odd lots, that is to say, where the lot of securities of a public company, whose shares are listed on a recognised stock exchange, is smaller than such marketable lot, as may be specified by the stock exchange, or by purchasing securities issued to the employees of the company pursuant to a scheme of stock option or sweat equity.

Liquidation Rights

Subject to the provisions of the Companies Act (including in particular the rights of employees, creditors, workmen, the requirement to pay statutory dues as contained in Sections 529A and 530 thereof) and the rights of the holders of any other shares entitled by their terms of issue to preferential repayment over the Shares, in the event of winding-up of the Company, the holders of the Shares are entitled to be repaid the amounts of capital paid-up or credited as paid-up on such Shares or in case of shortfall proportionately. All surplus assets after payments due to workmen, statutory dues, the holders of any preference shares and other creditors belong to the holders of the equity shares in proportion to the amount paid-up or credited as paid-up on such shares respectively at the commencement of the winding-up.

The SEBI (Delisting of Securities) Guidelines 2003, provides for voluntary delisting by Indian companies from all or any of the exchanges where the shares of such companies are listed, subject to conditions specified therein, as well as compulsory delisting upon the occurrence of certain events.

Disclosure of Ownership Interest

Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to that company the details of the holder of record and the holder of record to declare details of the beneficial owner. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the Company's obligation to register a transfer of Shares or to pay any dividends to the registered holder of any Shares in respect of which the declaration has not been made.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and minor amendment and excepting sentences in italics) will apply to the Global Depositary Receipts, and will be endorsed on each Global Depositary Receipt certificate:

The Global Depositary Receipts (the "GDRs") represented by this certificate are each issued in respect of two Shares of nominal value Rs. 5 each (the "Shares") in Reliance Natural Resources Limited (the "Company") pursuant to and subject to an agreement dated 3 May 2006 and made between the Company and Deutsche Bank Trust Company Americas in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed Deutsche Bank AG, Mumbai Branch as Custodian (the "Custodian") to receive and hold on its behalf the share certificates in respect of certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold the Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "Conditions"), references to the "Depositary" are to Deutsche Bank Trust Company Americas and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to Deutsche Bank AG, Mumbai Branch or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" means, in relation to the relevant Custodian, its head office in Mumbai or such other location of the head office of the Custodian in Mumbai as may be designated by the Custodian with the approval of the Depositary (if outside the city of Mumbai) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

GDRs may take the form of either (i) GDRs represented by a Master Regulation S GDR (the "Master Regulation S GDR") registered in the name of a common nominee for, and held by a common depositary (the "Common Depositary") for, Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and held for the account of accountholders in Clearstream, Luxembourg or Euroclear, as the case may be, exchangeable in certain circumstances and upon delivery to the Depositary of a certificate substantially in the form of Part A of Schedule 3 to the Deposit Agreement, for a certificate in definitive registered form in respect of GDRs evidencing all or part of the interest of such person in the Master Regulation S GDR; or (ii) GDRs represented by a Master Rule 144A GDR (the "Master Rule 144A GDR") registered in the name of The Depository Trust Company ("DTC") (or its nominee) and held for the account of participants therein, exchangeable as set out therein in certain circumstances, upon delivery to the Depositary of a certificate substantially in the form of Part A of Schedule 3 to the Deposit Agreement, for a certificate in definitive registered form in respect of GDRs evidencing all or part of the beneficial interest of such person in the Master Rule 144A GDR. A GDR represented by an individual definitive certificate will not be eligible for clearing and settlement through Clearstream, Luxembourg, Euroclear or DTC. The Master Regulation S GDR and the Master Rule 144A GDR are together referred to as the "Master GDRs".

Subject to the provisions and upon compliance with the conditions of the Deposit Agreement, interests in the Master Regulation S GDR may be exchanged by the Holder thereof for interests in the corresponding number of GDRs represented by the Master Rule 144A GDR, and vice versa. Subject to the limited exceptions set forth herein, prior to the 41st day after the initial deposit of Shares in respect of the Master Regulation S GDR or a distribution and the closing date of any distribution (the "Closing Date"), interests in the GDRs represented by the Master Regulation S GDR may be held only through Euroclear or Clearstream,

Luxembourg. An interest in GDRs represented by the Master Regulation S GDR may be transferred to a person whose interest in such GDRs is subsequently represented by the Master Rule 144A GDR only if such transfer is being made to a person whom the transferor reasonably believes to be a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. Interests in GDRs represented by the Master Rule 144A GDR may be transferred to a person whose interest in such GDRs is subsequently represented by the Master Regulation S GDR at any time if such transfer is being made in accordance with Regulation S under the Securities Act. In such case, entries in the books of the Depositary against the Master Regulation S GDR and the Master Rule 144A GDR will be made accordingly to show the relative increase or decrease, as the case may be, in the number of Deposited Shares evidenced thereby.

The Master Regulation S GDR and the Master Rule 144A GDR will only be exchanged for definitive GDRs in registered form in the circumstances described in (i), (ii), (iii), (iv) or (v) below, in whole but not (except in the case of (iv) or (v) below) in part. The Depositary shall deliver, within 60 days of the occurrence of the relevant event described in (i), (ii), (iii), (iv) or (v) below, GDRs in definitive form, in exchange for either the Master Regulation S GDR or the Master Rule 144A GDR, to Holders in the event that:

(i) *the Holder of the Master Regulation S GDR or the Master Rule 144A GDR is unwilling or unable to continue as common depositary or depositary (or as nominee thereof), as the case may be, and a successor common depositary or successor depositary (or successor nominee therefor), as the case may be, is not appointed within 90 calendar days; or*

(ii) *in the case of the Master Rule 144A GDR, DTC or any successor ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended; or*

(iii) *either Clearstream, Luxembourg or Euroclear (in the case of the Master Regulation S GDR) or DTC (in the case of the Master Rule 144A GDR) is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does, in fact, do so and no alternative clearing system satisfactory to the Depositary is available within 45 days; or*

(iv) *the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Company, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs in definitive form; or*

(v) *the Holder of the relevant Master GDR gives notice to the Depositary of its desire to exchange a part or the whole of the Master Regulation S GDR or the Master Rule 144A GDR for certificates evidencing GDRs in definitive registered form.*

The settlement of cross-market trades between participants in either Clearstream, Luxembourg or Euroclear and participants in DTC will take longer than settlement of trades either solely within one clearing system or between Clearstream, Luxembourg or Euroclear and, consequently, investors will not enjoy the same ability to use securities for transactions such as lending and repurchase agreements. Settlement on a delivery versus payment basis will not be available. Investors will have to make their own payment arrangements for such cross-market trades outside the clearing systems. Investors should consult the relevant clearing system if they are in any doubt.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the

Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders are deemed to have notice of and be bound by all of the provisions of the Deposit Agreement applicable to them.**

1 Deposit of Shares and other securities

(A) After the initial deposit of Shares by the Company in respect of each GDR, unless otherwise agreed by the Depositary and the Company and permitted by applicable law, only the following may be deposited under the Deposit Agreement in respect of such GDR:

(i) Shares issued as a dividend or free distribution on Deposited Shares pursuant to Condition 5;

(ii) Shares subscribed or acquired by Holders from the Company through the exercise of rights distributed by the Company to such persons in respect of Deposited Shares pursuant to Condition 7;

(iii) securities issued by the Company to the Holders in respect of Deposited Shares as a result of any change in the par value, sub-division, consolidation or other reclassification of Deposited Shares or otherwise pursuant to Condition 10. References in these Conditions to "Deposited Shares" or "Shares" shall include any such securities, where the context permits; and

(iv) (to the extent permitted by applicable law and regulation) any other Shares in issue.

References in these Conditions to "Deposited Shares" or "Shares" shall include any such securities, where the context permits.

(B) In accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form approved by the Depositary) and, if required by the Depositary, a duly executed certificate substantially in the form of Part B of Schedule 3 to the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of the GDRs, the Depositary will from time to time issue GDRs in respect of Shares accepted for deposit under this Condition. Such further GDRs will have the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs. Under the Deposit Agreement, the Company must inform the Depositary if any Shares issued by it which may be deposited under this Condition do not, by reason of the date of issue or otherwise, rank *pari passu* in all respects with the other Deposited Shares. Subject to the provisions of Conditions 5, 7 and 10, if the Depositary accepts such Shares for deposit it will arrange for the issue of temporary GDRs in respect of such Shares which will form a different class of GDRs from the other GDRs until such time as the Shares which they represent become fully fungible with the other Deposited Shares.

Shares may not be deposited by persons located in India, residents of India or for, or on the account of, such persons (except by the Company and the Custodian) and such other persons who are authorised to do so in accordance with Indian regulations.

Subject to the terms and conditions of the Deposit Agreement, upon (i) physical delivery to the Custodian of Shares, (ii) if required, delivery to the Depositary of an appropriate certificate substantially in the form of Part B of Schedule 3 to the Deposit Agreement and available from the Depositary or the Custodian, (iii) payment of necessary taxes, governmental charges (including transfer taxes) and other fees, expenses and charges as set forth in Condition 16 and the Deposit

Agreement, and (iv) receipt of a duly executed notice containing instructions for delivery of GDRs in definitive form at the specified office of the Depositary or instructions for crediting interests in the Master Regulation S GDR to the account of the Common Depositary and/or the Master Rule 144A GDR to the account of DTC (or its nominee), the Depositary will adjust its records for the number of GDRs issued in respect of the Shares so deposited and will notify the Common Depositary or DTC, as the case may be, as to the increase in the number of GDRs represented by the Master Regulation S GDR or the Master Rule 144A GDR, respectively. Each person receiving a GDR or interest therein will be deemed to make the representations, covenants and acknowledgements set forth under "Transfer Restrictions".

(C) The Depositary will refuse to accept Shares for deposit whenever it is notified in writing by the Company that the Company has restricted the transfer of such Shares to comply with ownership restrictions under applicable Indian law or that such deposit would result in any violation of applicable Indian laws or governmental or stock exchange regulations. The Depositary will also refuse to accept certain Shares for deposit when notified in writing by the Company that the Deposited Shares or GDRs or any depositary receipts representing Shares are listed on a U.S. national securities exchange registered under Section 6 of the Exchange Act or quoted on a U.S. automated interdealer quotation system unless the Company has notified the Depositary that it has received evidence satisfactory to it that such securities were not when issued of such class of securities so listed or quoted and accompanied by evidence satisfactory to the Depositary that any Shares presented for deposit are eligible for resale pursuant to Rule 144A under the Securities Act. The Depositary may also refuse to accept Shares for deposit if such action is deemed necessary or desirable by the Depositary, in good faith, at any time or from time to time because of any requirements of law or of any government or governmental authority, body or commission or stock exchange or under any provision of the Deposit Agreement or for any other reason.

(D) In its capacity as Depositary, the Depositary shall not lend Shares or other Deposited Property held hereunder or GDRs, provided that the Depositary reserves the right subject to applicable law (and without prejudice to its obligations Clause 2.1 of the Deposit Agreement to (i) issue GDRs or interests in the Master GDRs prior to the receipt of Shares and (ii) deliver Deposited Property prior to the receipt and cancellation of GDRs in accordance with these Conditions, including GDRs which were issued under Condition 1(A)(i) above but for which Shares may not have been received (a "pre-release"). Each such pre-release transaction shall be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered that at the time of such transaction such person, or its customer (i) beneficially owns the corresponding Deposited Property or GDRs to be received, as the case may be, (ii) assigns all beneficial rights, title and interests in and to such Deposited Property or GDRs, as the case may be, to the Depositary in its capacity as such and will hold such Deposited Property or GDRs, as the case may be, in trust for the Depositary until their delivery to the Depositary or Custodian, (iii) will reflect the Depositary as the owner of such Deposited Property or GDRs, as the case may be, on its records, (iv) deliver such Deposited Property or GDRs, as the case may be, to the Depositary or Custodian upon the Depositary's request and (v) will not take any action with respect to such Deposited Property or GDRs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than to deliver such Deposited Property or GDRs, as the case may be, to the Depositary in its capacity as such, (b) at all times fully collateralised with cash, U.S. government securities, or other collateral of comparable safety and liquidity, (c) terminable by the Depositary on not more than five business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of Shares and GDRs involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate. The collateral referred to in (b) above shall be held by the Depositary for the benefit of the Holders as security for the performance of the obligations to deliver such Deposited Property or GDRs, as the case may be, set forth in (a) above.

2 Withdrawal of Deposited Property

(A) Deposited Property may not be withdrawn until the date on which the Depositary has received a written confirmation from the Company that the Shares are listed on the Indian Stock Exchanges. The Depositary shall notify the Holders of such listings in accordance with Condition 23 as soon as is practically possible after receiving such written confirmation. Subject as set out above and to Condition 2(B) to 2(E) below, at any time, any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, insofar as permitted by Indian law, the Deposited Property attributable to any GDR upon production of such evidence that such person is the Holder of and entitled to the relevant GDR and such other evidence as the Depositary may reasonably require at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Office of the Custodian, or (at the request, risk and expense of the Holder) at the specified office from time to time of the Depositary or any Agent (located in India or such other place as permitted under applicable law from time to time) to, or to the order in writing of, the person or persons designated in such order;

(ii) a duly executed and completed certificate substantially in the form set out in Part C of Schedule 3 to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered at any time in respect of surrendered Regulation S GDRs represented by the Master Regulation S GDR or surrendered Rule 144A GDRs represented by the Master Rule 144A GDR;

(iii) the payment of such fees, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement; and

(iv) the surrender (if appropriate) of the GDR certificates in definitive registered form to which the Deposited Property being withdrawn is attributable.

(B) Certificates for withdrawn Deposited Shares will contain such legends, and withdrawals of Deposited Shares will be subject to the grant of such approvals as may be required by applicable laws or the Constitutive Documents of Association of the Company (the "Constitutive Documents") and to such transfer restrictions or certifications, as the Company or the Depositary may from time to time determine to be necessary for compliance with applicable laws and the Constitutive Documents.

The Board of Directors of the Company may in certain circumstances refuse to register the transfer of Deposited Shares from the name of the Depositary or its nominee.

A stamp duty of 0.25 per cent. of the market value of Shares is currently charged in respect of any transfer of Shares in physical form, including, on the initial transfer of Shares on withdrawal of the GDRs (if they are in physical form). This duty is payable by the relevant Holder. Currently, in accordance with Indian regulations, the delivery of underlying Shares of GDRs shall only be in the dematerialised form and stock exchanges may not accept delivery of underlying Shares of GDRs in physical form. Holders are advised to seek independent legal advice in relation to transfer and requirement of approval issues.

(C) Upon production of such documentation and the making of such payment as aforesaid in accordance with Condition 2(A), the Depositary will direct the Custodian, with a copy of such direction being simultaneously sent to the Company for information, within a reasonable time after receiving such direction from such Holder, to deliver at its Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate for, or other appropriate instrument of title to or evidence of a book-entry transfer in respect of, the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii) all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof as aforesaid;

Provided that the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(iii) will direct the Custodian to deliver the certificate for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in Condition 2(C)(i) (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agents and is attributable to such Deposited Shares); and/or

(iv) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied by such instruments of transfer in blank or to the person or persons specified in such order and such other documents, if any, as are required by law for the transfer thereof),

in each case at the specified office from time to time of the Depositary, if any, or any Agent (located in the Republic of India or such other place as is permitted under applicable law from time to time) as designated by the surrendering Holder in such accompanying order as aforesaid.

(D) Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

(E) The Depositary may suspend the withdrawal of all or any category of Deposited Property during any period when the register of shareholders or other relevant holders of the Company is closed, generally or in one or more localities, or in order to comply with any applicable Indian law or governmental or stock exchange regulations. The Depositary shall restrict the withdrawal of Deposited Shares when it is notified in writing that such withdrawal would result in a breach of ownership restrictions under applicable Indian law as notified by the Company from time to time. In the absence of any such notification from the Company, the Depositary is not under any obligation to ascertain or determine whether or not any such delivery should be reduced (including monitoring ownership levels amongst beneficial owners) and the Depositary, shall not be liable for any loss, damage or other consequences arising from any such refusal.

3 Transfer and Ownership

The GDRs are in registered form, each representing two Shares. Transfer of title to the GDRs passes by registration in the Register. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its absolute owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

The Deposit Agreement defines the "owner of GDRs" as, in respect of any GDR represented by the Master Regulation S GDR, such person whose name appears in the records of Clearstream, Luxembourg or Euroclear or, in respect of any GDRs represented by the Master Rule 144A GDR, such person whose name appears in the records of DTC, in each case, as the owner of a particular amount of GDRs, and, in respect of any other GDR, the Holder thereof. The Deposit Agreement defines the "Holder" as the person recorded in the Register as the holder for the time being of a GDR and defines "beneficial owner" of GDRs as such person who holds beneficial title to such GDRs or interests therein. Holders, owners and beneficial owners of GDRs are not parties to the Deposit Agreement and thus, subject as set out in the following sentence, under English law, have no contractual rights against, or obligations to, the Company. The Company has undertaken in Clause 18.2 of the Deposit Agreement that the provisions of Condition 24(c) may be enforced by each of the Holders or owners or beneficial owners of GDRs or Shares evidenced by GDRs and prospective purchasers designated by such Holders, or owners or beneficial owners, from time to time, of such restricted securities. Any rights in connection with Clause 18.2 of the Deposit Agreement arising by virtue of the Contracts (Rights of Third Parties) Act 1999 are personal to each person or persons to whom they are granted. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder, owner or beneficial owner of GDRs.

There are restrictions on the offer and sale of the GDRs and the Shares in the United States. See "Transfer Restrictions".

4 Cash Distributions

Whenever the Depositary shall receive from the Company any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into U.S. dollars in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall, as soon as practicable, distribute any such amounts to the Holders in proportion to the number of Deposited Shares represented by the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(i) in the event that the Depositary is aware that any Deposited Shares shall not be entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(ii) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16(A)(iv).

5 Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend in or free distribution or bonus issue of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares evidenced by the GDRs held by them respectively, additional GDRs representing an aggregate number of Shares received pursuant to such dividend or distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs evidenced by the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs or, to the extent that and for so long as the circumstances described in Condition 1(E) may apply to such Deposited Shares, an issue of temporary global GDRs (in master or definitive form, as appropriate); PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall sell (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6 Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares represented by the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7 Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(i) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in Rupees or other relevant currency (where appropriate) together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs represented by the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(ii) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(iii) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion, subject to applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold, and in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Conditions 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities represented by such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the relevant offer, distribution or sale of such rights or securities to such Holders or owners of GDRs is exempt from registration under the provisions of such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable to dispose of the rights in any manner provided in paragraphs (i), (ii) and (iii) above the Depositary shall permit the rights to lapse.

The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8 Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than U.S. dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgment of the Depositary be converted on a reasonable basis into U.S. dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another Company or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into U.S. dollars. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgment any currency other than U.S. dollars is not convertible on a reasonable basis into U.S. dollars and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in U.S. dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9 Distribution of any Payments

(A) Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (which shall be the same date as the corresponding record date set by the Company or as near as practicable to the record date set by the Company) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in U.S. dollars by cheque drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Luxembourg, Euroclear or DTC, as the case may be. The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Conditions, the Deposit Agreement or under applicable law or regulation in respect of such GDR or the relevant Deposited Property.

(B) Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the entitled Holder, subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10 Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depositary shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6, 7 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change or may adopt more than one of these courses of action.

11 Withholding Taxes and Applicable Laws

(A) Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Indian and other withholding taxes, if any, at the applicable rates.

For a description of Indian withholding taxes with respect to dividends on Deposited Shares and capital gains realised on sales of Deposited Shares, see "Taxation".

(B) If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in India in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Conditions 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company will apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. In this connection, the Company has undertaken in the Deposit Agreement, to the extent reasonably practicable, to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities represented by any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent or permit, or to file any such report except in circumstances where the same may only be obtained or filed by the Depositary without unreasonable burden or expense.

(C) The Depositary will use reasonable efforts to follow the procedures established by the Foreign Investment General Directorate of the Prime Ministry of the Republic of India (the "FID") to enable eligible owners of GDRs who are not resident in the Republic of India to benefit from any available reduced withholding tax rate, respecting payments of any dividend, and to recover payment of any fiscal or tax credit payment.

12 Voting Rights

Holders of GDRs will have no voting rights with respect to the Deposited Shares. The Depositary will not exercise any voting rights in respect of the Deposited Shares unless it is permitted to do so by law. If so permitted, the Depositary will, at the direction of the Board of Directors of the Company (subject to receipt of an opinion by the Depositary, provided at the expense of the Company and in form satisfactory to the Depositary, that to do so would not violate any applicable Indian law and that in so doing the Depositary will not incur any liability to any Holder for any action taken or not taken with respect to any vote), either vote as directed by the Board of Directors of the Company or give a proxy or power of attorney to vote the Deposited Shares in favour of a Director of the Company or other person or vote in same manner as those shareholders designated by the Board of Directors of the Company. A valid corporate decision of the Company will bind the Depositary and the Holders notwithstanding these restrictions on voting rights.

The Depositary shall in no circumstances exercise any discretion with respect to the voting of the Deposited Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's register of members to a person other than the Depositary or its nominee may be voted by the holders thereof. However, Holders or owners of GDRs may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the Shares and vote at such meetings.

13 Documents to be Furnished, Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any stock exchange on which the Shares may from time to time be listed or otherwise on any over-the-counter market in India, and subject to all applicable law and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14 Liability

(A) In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions, and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

(B) Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person if, by reason of any provision of any present or future law or regulation of India or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the Constitutive Documents, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or persons with an interest in any GDR by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

(C) Neither the Company nor the Depositary nor any of their respective agents shall be liable to Holders of GDRs for any indirect, special, punitive or consequential damages.

(D) Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or (except as provided in (P) below) for its failure to perform any obligations under the Deposit Agreement or these Conditions.

(E) The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a company, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

(F) The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

(G) The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

(H) The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of a GDR or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

(I) In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders, the owners of GDRs or any other person.

(J) Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

(K) The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

(L) Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

(M) The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a Director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in (J) above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

(N) The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

(O) The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not (in any circumstances) and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable, and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate, arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

(P) The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business or do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

(Q) The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in case of deposit with itself, in the absence of its own negligence or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit, provided that when determining to hold or deposit the Deposit Agreement in any jurisdiction other than England, the Depositary will use its reasonable endeavours to mitigate any stamp duties and other similar duties or taxes payable by the Company in connection with the execution of the Deposit Agreement as a result of so holding or depositing the Deposit Agreement in any jurisdiction other than England.

(R) Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable, in the absence of its own wilful default, negligence or bad faith or that if its agents, directors, officers or employees, in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement.

(S) No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

(T) No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

15 Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16 Depositary's Fees, Costs and Expenses

(A) The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs on the date hereof) or the cancellation of GDRs upon the withdrawal of Deposited Property: U.S.$0.05 or less per GDR issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs (including, but not limited to, printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not represented by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution (except where converted to cash): U.S.$0.05 or less per outstanding GDR for each such issue of rights, dividend or distribution; and

(vi) for the operation and maintenance costs associated with the administration of the GDRs: an annual fee of U.S.$0.02 or less per GDR; provided however, that if any cash dividend or other cash distribution on or in respect of the Deposited Shares in respect of any year is distributed pursuant to clause (iv) above (whether in one or multiple tranches) and the Depositary imposes a fee under this clause (vi), then the total of fees assessed under this clause (vi), combined with the total of fees assessed under clause (iv) above, shall not exceed U.S.$0.02 per GDR in any calendar year;

(vii) for the inspection of the relevant share register maintained by the local registrar undertaken by the Depositary, the Custodian or their respective agents: an annual fee of U.S.$0.01 or less per GDR (such fee to be assessed against Holders of record as at the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such

Holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

(viii) for the issue of GDRs pursuant to a change for any reason in the number of Shares represented by each GDR, regardless of whether or not there has been a deposit of Shares to the Custodian or the Depositary for such issuance: a fee of U.S. $0.05 or less per GDR (or portion thereof); and

(ix) for transferring interests from and between the Master Regulation S GDR and the Master Rule 144A GDR: a fee of U.S.$0.05 or less per GDR, .

together with all expenses, transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian in connection with any of the above including, but not limited to charges imposed by an central depositary and such customary expenses as are incurred by the Depositary in the conversion of currencies other than U.S. dollars into U.S. dollars and fees imposed by any relevant regulatory authority.

(B) The Depositary is entitled to receive from the Company such sums and amounts as specified in a letter between the Company and the Depositary of even date herewith.

17 Agents

(A) The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia*, of making distributions to the Holders.

(B) Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18 Listing

The Company has undertaken in the Deposit Agreement to use its reasonable endeavours to obtain and thereafter maintain, so long as any GDR is outstanding, a listing for GDRs on the official list of the Luxembourg Stock Exchange and admission to trading on the Euro MTF market and a listing of the Shares on the Indian Stock Exchanges. For that purpose the Company will pay all fees and sign and deliver all undertakings required by the Luxembourg Stock Exchange in connection therewith. In the event that such listings are not maintained, the Company has undertaken in the Deposit Agreement to use its reasonable endeavours to obtain and maintain a listing of the GDRs on another international recognised investment exchange designated as a "recognised investment exchange" for the purposes of s.841 (1) (b) of the United Kingdom Income and Corporation Taxes Act (ICTA) 1988 and a listing of the Shares on one or more stock exchanges in India.

19 The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary. Upon receiving notice of the resignation of the Custodian the Depositary shall promptly appoint a successor Custodian which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may terminate the appointment of the Custodian and, in the event of any such termination of the appointment of the

Custodian, the Depositary shall promptly appoint a successor Custodian which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are, in the opinion of the Depositary, of a reasonable amount.

20 Resignation and Termination of Appointment of the Depositary

(A) Unless otherwise agreed to in writing between the Company and Depositary from time to time, the Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 90 days' notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving 90 days' notice in writing to the Company and the Custodian. Within 30 days after the giving of such notice, notice thereof shall be duly given by the Depositary to the Holders. Such resignation by the Depositary shall be subject to the terms and conditions of any other agreement executed between the Depositary and the Company.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in the relevant notice provided that no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary, the grant of such approvals as may be necessary to comply with applicable laws and with the Constitutive Documents for the transfer of the Deposited Property to such successor depositary, the acceptance of such appointment to act in accordance with the terms thereof by the successor depositary and the payment to the Depositary of all fees, taxes, duties, charges, costs, expenses and other payments as agreed by the Depositary and the Company in any agreement concerning such fees, taxes, duties, charges, costs, expenses and other payments. The Company has undertaken in the Deposit Agreement to use its reasonable endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the successor depositary to the Holders in accordance with Condition 23.

(B) Upon the termination of appointment or resignation of the Depositary, the Depositary shall deliver to its successor depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all Deposited Property held by it under the Deposit Agreement. Upon the date when such termination of appointment or resignation takes effect, the Deposit Agreement provides that the Custodian shall be deemed to be the Custodian thereunder for such successor depositary and shall hold the Deposited Property for such successor depositary and the Depositary shall thereafter have no obligation thereunder.

(C) The Company has agreed not to appoint any other depositary for the issue of depositary receipts so long as Deutsche Bank Trust Company Americas is acting as Depositary under the Deposit Agreement.

21 Termination of Deposit Agreement

(A) Subject as set out below, either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the

Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

If the Company terminates the Deposit Agreement, it will (unless the termination is due to the wilful default, negligence or fraud of the Depositary) be obligated, prior to such termination, to reimburse to the Depositary all amounts owed to the Depositary as set out in the Deposit Agreement and in any agreement between the Depositary and the Company.

(B) During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to the provisions of paragraph (D) of Condition 2 and upon compliance with Condition 2, and further upon payment by the Holder of any sums payable by the Depositary to the Custodian in connection therewith for such delivery and surrender but otherwise in accordance with the Deposit Agreement.

(C) If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, pro rata to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligations to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22 Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22 and Clause 12 of the Deposit Agreement) may at any time and from time to time be amended by written agreement between the Company and the Depositary and if required, the Securities and Exchange Board of India (or its successor organisation) in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary and any amendment (except as aforesaid) which shall increase or impose fees or charges payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders of the outstanding GDRs until the expiry of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 2, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, free of the charge specified in paragraph (A)(i) of Condition 16 for such delivery and surrender but otherwise in accordance with the Deposit Agreement. Each Holder at the time when any such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 2, the Deposited Property attributable to the relevant GDR.

23 Notices

(A) Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

(B) Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after receipt, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

(C) So long as GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market, all notices to be given to Holders and to shareholders of the Company generally will also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

24 Reports and Information on the Company

(A) The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ending on 31 March 2007 and in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with either generally accepted accounting principles in India or, at the option of the Company, in accordance with International Financial Reporting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within nine months) after the end of such year; and

(ii) quarterly and semi-annual non-consolidated (and, if published for holders of Shares, consolidated) profit and loss accounts for such period, in respect of the Company, as soon as practicable (and in any event, not later than four months after the date to which they relate) after the same are published.

(B) The Depositary shall, upon receipt thereof, give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

(C) For so long as any of the GDRs or the Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, it will make available to any Holder, owner, or beneficial owner of GDRs or Shares evidenced by GDRs or any prospective purchasers designated by such Holder or beneficial owner, upon the request of such holder, owner, beneficial owner or prospective purchaser, as the case may be, in the English language, from time to time required to be provided pursuant to Rule

144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of GDRs representing Shares or interests therein in reliance on Rule 144A under the Securities Act and otherwise will comply with the requirements of Rule 144A(d)(4) under the Securities Act.

25 Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary in English on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect therefore or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to paragraph (A) of Condition 9, and shall make the same available to Holders in such manner as it may determine.

26 Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27 Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28 Governing Law

(A) The Deposit Agreement and the GDRs are governed by and shall be construed in accordance with English law except that the certifications set forth in Schedule 3 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York. The rights and obligations attaching to the Deposited Shares will be governed by Indian law. The Company has submitted in respect of the Deposit Agreement to the jurisdiction of the English courts and has appointed an agent for service of process in London

(B) The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. This submission is made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(C) The Depositary irrevocably appoints the Managing Director for the time being of Deutsche Trustee Company Limited, currently situated at Winchester House, 1 Great Winchester Street, London EC2N 2DB as its authorised agent for service of process in England. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Company of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

29 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce these terms and conditions under the Contracts (Rights of Third Parties) Act 1999 except and to the extent (if any) that these terms and conditions expressly provide for such Act to apply.

SUMMARY OF PROVISIONS RELATING TO THE GDRS WHILE IN MASTER FORM

General

The GDRs will be evidenced by (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form (together, the "Master GDRs"). The Master Regulation S GDR will be deposited with a common depositary for, and registered in the name of, BT Globenet Nominees Ltd. as common nominee for the respective accounts of Euroclear and Clearstream, Luxembourg on the date the GDRs are issued. The Master Rule 144A GDR will be deposited with the Depositary as custodian for DTC and registered in the name of Cede and Co. as nominee of DTC on the date the GDRs are issued. The Master GDRs contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Terms and Conditions in the Deposit Agreement. The following is a summary of certain of those provisions. Unless otherwise defined herein, the terms defined in the Conditions shall have the same meaning herein and the numbering of the Conditions shall refer to the numbering as set out in the Deposit Agreement.

Master Regulation S GDR

Individual Definitive GDRs

The Master Regulation S GDR will only be exchanged for certificates in definitive registered form evidencing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not, except in the case of (iii) or (iv) below, in part. Subject to the terms and conditions of the Master Regulation S GDR, the Depositary has irrevocably undertaken to deliver certificates evidencing GDRs in definitive registered form in exchange for the Master Regulation S GDR to persons entitled to interests in the Master Regulation S GDR within 60 days in the event that:

(i) the holder of the Master Regulation S GDR is unwilling or unable to continue as common depositary (or as nominee thereof) and a successor common depositary (or successor depositary) (or successor nominee thereof), is not appointed within 90 calendar days; or

(ii) either Clearstream, Luxembourg or Euroclear is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does, in fact, do so and no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(iii) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Company, the Depositary or its Agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs in definitive form; or

(iv) the Holder gives notice to the Depositary of its desire to exchange a part or the whole of the Master Regulation S GDR for certificates evidencing GDRs in definitive registered form.

In relation to (iii) and (iv) above any person appearing in the records maintained by Clearstream, Luxembourg and Euroclear as entitled to any interest in the Master Regulation S GDR shall be entitled to require the Holder to procure the exchange of an appropriate part of the Master Regulation S GDR for a definitive GDR for an interest held by such person in the Master Regulation S GDR in the above circumstances upon notice to the Holder. Any such exchange shall be at the expense (including printing costs) of the Holder in the case of such appropriate part or at the expense of the Holders in case of exchange of the whole of the Master Regulation S GDR for the definitive GDRs.

A GDR represented by an individual definitive certificate will not be eligible for clearing and settlement through Euroclear or Clearstream, Luxembourg.

Upon any exchange of a part of the Master Regulation S GDR for a certificate evidencing a GDR or GDRs in definitive form, or any exchange of interests between the Master Regulation S GDR and the Master Rule 144A GDR pursuant to Clause 4 of the Deposit Agreement or any distribution of GDRs pursuant to Conditions 3, 5, 6, 7 or 10, or any reduction in the number of GDRs represented hereby following any withdrawal of any Deposited Property pursuant to Condition 1, or any increase in the number of GDRs following the deposit of Shares pursuant to Condition 1, the relevant details shall be entered on the Register of the Depositary, whereupon the number of GDRs evidenced by the Master Regulation S GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register, PROVIDED ALWAYS THAT if the number of GDRs represented by the Master Regulation S GDR is reduced to zero the Master Regulation S GDR shall continue in existence until the obligations of the Company under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments and Distributions

Payments of cash dividends and other amounts (including cash distributions) in respect of the GDRs represented by the Master Regulation S GDR will be made by the Depositary through Euroclear and Clearstream, Luxembourg on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of Holders may result in the Master Regulation S GDR being marked up to reflect the enlarged number of GDRs it thereby evidences.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by the Common Depositary on behalf of a Holder of such evidence of entitlement of such Holder as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream, Luxembourg or, if relevant, an alternative clearing system. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all moneys or other property payable or distributable, in respect of the Deposited Property evidenced by such GDRs.

Notices

For so long as the Master Regulation S GDR is registered in the name of a common depositary on behalf of Euroclear and Clearstream, Luxembourg, notices may be given by the Depositary by delivery of the relevant notice to the Common Depositary for communication to persons entitled thereto in substitution for publication required by Condition 22, except that so long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market notices shall also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

The Master Regulation S GDR shall be governed by and construed in accordance with English law.

Master Rule 144A GDR

Individual Definitive GDRs

The Master Rule 144A GDR will only be exchanged for certificates in definitive registered form evidencing GDRs in the circumstances described in (i), (ii), (iii), (iv) or (v) below in whole but not, except in the case of (iv) or (v) below, in part. Subject to the terms and conditions of the Master Rule 144A GDR, the Depositary has irrevocably undertaken to deliver certificates in definitive registered form in exchange for the Master Rule 144A GDR to persons entitled to interests in the Master Rule 144A GDR within 60 days in the event that:

(i) the holder of the Master Rule 144A GDR is unwilling or unable to continue as depositary (or as nominee thereof) and a successor depositary (or successor nominee thereof) is not appointed within 90 calendar days; or

(ii) DTC or any successor ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended;

(iii) DTC is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does, in fact, do so end no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(iv) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Company, the Depositary or its Agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs in definitive form; or

(v) the Holder gives notice to the Depositary of its desire to exchange a part or the whole of the Master Rule 144A GDR for certificates evidencing GDRs in definitive registered form.

In relation to (iv) and (v) above any person appearing in the records maintained by DTC entitled to any interest in the Master Rule 144A GDR shall be entitled to require the Holder to procure the exchange of an appropriate part of the Master Rule 144A GDR for a definitive GDR for an interest held by such person in the Master Rule 144A GDR in the above circumstances upon notice to the Holder. Any such exchange shall be at the expense (including printing costs) of the Holder in the case of such appropriate part or at the expense of the Holders in case of exchange of the whole of the Master Rule 144A GDR for the definitive GDRs.

A GDR represented by an individual definitive certificate will not be eligible for clearing and settlement through DTC.

Upon any exchange of a part of the Master Rule 144A GDR for a GDR or GDRs in definitive form, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Clause 4 of the Deposit Agreement or any distribution of GDRs pursuant to Conditions 3, 5, 6, 7 or 10, or any reduction in the number of GDRs represented hereby following any withdrawal of any Deposited Property pursuant to Condition 1, or any increase in the number of GDRs following the deposit of Shares pursuant to Condition 1, the relevant details shall be entered on the Register of the Depositary, whereupon the number of Shares evidenced by the Master Rule 144A GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register, PROVIDED ALWAYS THAT if the number of GDRs represented by the Master Rule 144A GDR is reduced to zero the Master Rule 144A GDR shall continue in existence until the obligations of the Company under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments and Distributions

Payments of cash dividends and other amounts (including cash distributions) in respect of the GDRs represented by the Master Rule 144A GDR will be made by the Depositary through DTC on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of Holders may result in the Master Rule 144A GDR being marked up to reflect the enlarged number of GDRs it thereby evidences.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by DTC on behalf of a Holder of such evidence of entitlement of such Holder as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by DTC or, if relevant, an alternative clearing system. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all moneys or other property payable or distributable, in respect of the Deposited Property evidenced by such GDRs.

Notices

For so long as the Master Rule 144A GDR is registered in the name of DTC or its nominee, notices may be given by the Depositary by delivery of the relevant notice to DTC for communication to persons entitled thereto in substitution for publication required by Condition 22, except that so long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market notices shall also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

The Master Rule 144A GDR shall be governed by and construed in accordance with English law.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas was incorporated on 5 March 1903 as a bank with limited liability in the State of New York and is an indirect wholly-owned subsidiary of Deutsche Bank AG. The Depositary is subject to regulation and supervision by the New York State Banking Department, the Federal Reserve Board and the Federal Deposit Insurance Corporation. The registered office of the Depositary is located at 60 Wall Street, New York, New York 10005 and its registered number is BR1026. A copy of the Depositary's By-laws, as amended, together with copies of the most recent annual financial statements and annual report of the Depositary will be available free of charge for inspection at the principal administrative establishment of the Depositary located at 60 Wall Street, DR Department, 25th Floor, New York, New York 10005, at the office of the Depositary located at Winchester House, 1 Great Winchester Street, London EC2N 2DB and at the offices of Deutsche Bank Luxembourg S.A. at 2, boulevard Konrad Adenauer, L-1115 Luxembourg. Such information will be updated as long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market.

TRANSFER RESTRICTIONS

Due to the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Regulation S GDRs, the Shares represented thereby, the Rule 144A GDRs or the Shares represented thereby.

The Listing is being made in reliance on Rule 144A and Regulation S. The GDRs and the Shares represented thereby have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state in the United States or other jurisdiction, and, subject to certain exceptions, may not be offered or sold within the United States. The GDRs and the Shares represented thereby may only be offered, sold or delivered (a) within the United States to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or (b) outside the United States in offshore transactions in reliance on Regulation S, and in each case in accordance with any other applicable law.

In addition, until 40 days after the commencement of the Listing, an offer or sale of any GDRs or the Shares represented thereby within the United States by a dealer (whether or not participating in the Listing) may violate the registration requirement of the Securities Act if such offer or sale is not made in accordance with Rule 144A.

The GDRs may not be offered or sold directly or indirectly in India, or to, or for the account or benefit of, any Indian person or any Ineligible Investor.

Rule 144A GDRs

Each purchaser of Rule 144A GDRs will be deemed to have represented, agreed and acknowledged as follows (terms used herein are defined in Rule 144A or Regulation S):

(1) It understands that the Rule 144A GDRs and the underlying Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state of the United States or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any State of the United States.

(2) It is (A) a QIB within the meaning of Rule 144A, (B) acquiring such Rule 144A GDRs for its own account or for the account of a QIB and (C) aware, and each beneficial owner of such Rule 144A GDRs has been advised, that the sale of such Rule 144A GDRs to it is being made in reliance on Rule 144A.

(3) Such owner will not offer, sell, pledge or otherwise transfer any interest in the Rule 144A GDRs or the underlying Shares except as permitted by the applicable legend set out in paragraph 4 below.

(4) It understands that all Rule 144A GDRs, unless otherwise agreed between the Company and the Depositary in accordance with applicable law, will bear a legend substantially to the following effect:

"THIS MASTER RULE 144A GLOBAL DEPOSITARY RECEIPT, THE GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY (THE "GDRs") AND THE ORDINARY SHARES REPRESENTED THEREBY (THE "SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY

STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER OR ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION PURSUANT TO AND IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT; IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND OTHER JURISDICTIONS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES UNDERLYING THE GDRs MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, UNLESS AND UNTIL SUCH TIME AS SUCH SHARES ARE NO LONGER RESTRICTED SECURITIES WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT."

(5) The Company, the Depositary, the purchasers and their respective affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If it is acquiring any Rule 144A GDRs for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(6) It understands that the GDRs offered in reliance on Rule 144A will be evidenced by the Master Rule 144A GDR. Before any interest in the Master Rule 144A GDR may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Master Regulation S GDR, it will be required to provide the Depositary with a written certification (in the form provided in the Deposit Agreement) as to compliance with applicable securities laws.

(7) Any resale or other transfer, or attempted resale or other transfer, of Rule 144A GDRs made other than in compliance with the above-stated restrictions shall not be recognised by the Company or by the Depositary.

Prospective purchasers are hereby notified that sellers of the Rule 144A GDRs may be relying on the exemption from the provisions of Section 5 of the Securities Act followed by Rule 144A.

Regulation S GDRs

Each purchaser of Regulation S GDRs in the Listing, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (i) is, and the person, if any, for whose account it is acquiring the Regulation S GDRs is, outside the United States, (ii) is not an affiliate of the Company or a person acting on behalf of such an affiliate and (iii) is not a securities dealer or, if it is a securities dealer, it did not acquire the Regulation S GDRs or the Shares represented thereby from the Company or an affiliate thereof in the initial distribution of Regulation S GDRs.

(2) The purchaser is aware that the Regulation S GDRs and the Shares represented thereby have not been and will not be registered under the Securities Act and are being offered outside the United States in reliance on Regulation S.

(3) The purchaser will not offer, resell, pledge or otherwise transfer such Regulation S GDRs, except in accordance with the Securities Act and all applicable securities laws of each relevant state of the United States.

(4) If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Regulation S GDRs or the Shares represented thereby, such Regulation S GDRs and Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the Regulation S GDRs will bear unless otherwise determined by the Company and the Depositary in accordance with applicable law.

"THIS MASTER REGULATION S GDR, THE GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1993, AS AMENDED (THE "SECURITIES ACT"), AND SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THE HOLDER HEREOF, BY PURCHASING THE GLOBAL DEPOSITARY RECEIPTS REPRESENTED BY THIS MASTER GDR, AGREES, FOR THE BENEFIT OF RELIANCE NATURAL RESOURCES LIMITED AND THE DEPOSITARY NAMED BELOW THAT THE GLOBAL DEPOSITARY RECEIPTS REPRESENTED BY THIS CERTIFICATE MAY NOT AT ANY TIME BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY PERSON LOCATED IN INDIA, RESIDENTS OF INDIA, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, SUCH PERSONS."

General

Any resale or other transfer, or attempted resale or other transfer, made otherwise than in compliance with the above-stated restrictions shall not be recognised by the Company or the Depositary in respect of the GDRs or the Shares represented by the GDRs.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS

General

Prior to 1 June 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 ("FERA") and the notifications issued by the RBI thereunder.

With effect from 1 June 2000, FERA was replaced by the Foreign Exchange Management Act 1999 ("FEMA") and thereafter foreign investment in Indian securities is regulated by FEMA and the rules, regulations and notifications issued by the RBI under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI or the Central Government through the Foreign Investment Promotion Board ("FIPB").

The RBI issued the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000 (the "FEM Securities Regulations") to regulate the issue of Indian securities including global depository receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.

The FEM Securities Regulations provide that an Indian company may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

In 1991, the Government formulated the Industrial Policy 1991 which as amended from time to time contains the policies relating to foreign direct investment in Indian companies engaged in business in various sectors of Indian industry. The Government, pursuant to its liberalisation policy, set up FIPB to regulate together with the RBI all foreign direct investment into India.

Foreign direct investment means investment by way of subscription and/or purchase of securities of an Indian company by persons resident outside India ("Foreign Direct Investment" or "FDI"). The following investments would require the prior permission of the FIPB:

- investments in certain specified industries where the proposed investment is in excess of a maximum specified sectoral limit or industries in which FDI is not permitted under "Automatic Route" under the existing Indian Foreign Investment Policy;
- investments by any foreign investor who has or had an existing or previous venture or tie up venture in India through an investment in shares or debentures, or a technical collaboration/trade mark agreement or an investment by whatever name called in the same field or allied field to that Indian company in which the FDI is proposed. However, as per Press Note 1 (2005 Series) prior approval of the Government will not be required in case of investment made by a venture capital fund registered with the SEBI, or where the investment by either of the parties in the existing joint venture is less than 3 per cent. or where the existing joint venture/collaboration is defunct or where an investment is in an allied field. In the case of joint ventures entered into after 12 January 2005, the joint venture agreement may embody a "conflict of interest" clause to safeguard the interests of the joint venture partners in the event of one of the partners desiring to set up another joint venture or a wholly-owned subsidiary in the same field of economic activity;

- investment being more than 24 per cent. in the equity capital of units manufacturing items reserved for small scale industries;
- all proposals relating to acquisition of shares of an Indian company by a foreign investor (including NRIs), the activities of which company are not under the "automatic" route under existing Indian foreign investment policy; and
- all investments in an unincorporated entity.

By Press Note 4 of 2006 Series dated 10 February 2006 the Government of India announced its decision to allow under the automatic route transfer of shares from residents to non-residents in financial services, and where Takeover Code is attracted, in cases where approvals are required from the Reserve Bank/SEBI (Substantial Acquisition and Takeover) Regulations/Insurance Regulatory & Development Authority. In this Press Note it was further announced that transfers of shares from residents to non-residents, including acquisition of shares in an existing company would be on the automatic route subject to sectoral policy on FDI. However, the corresponding amendments to the relevant regulations under FEM Securities Regulations have not yet been made. Furthermore, no circular has been issued by RBI to give effect to the above announcement of Government of India.

The RBI consolidated its various circulars on foreign investments in India into a Master Circular No. 5 dated 1 July 2005 summarising the current regulatory provisions as amended from time to time. Broadly, FDI is not permissible in certain activities or industries, including: (i) agricultural or plantation activities; (ii) retail trading (except for single brand retail where 51 per cent. FDI is permitted subject to government approval); (iii) housing and real estate business (except for construction development projects including housing, commercial premises, resorts, educational institution, recreational facilities, city and regional level infrastructure and townships subject to minimum capitalisation norms[1] and area requirements[2]); (iv) trading in transferable development rights; (v) atomic energy; (vi) lottery business; or (vii) gambling and betting.

In other cases, investments can be made either with the specific prior approval of the Central Government (i.e. the Secretariat for Industrial Assistance / FIPB) or under the "automatic route". The automatic route is not available to foreign investors who have or had previous financial or technical trade mark collaboration in an existing domestic company engaged in the same or allied field of activity. The automatic route is also not available where the investment is beyond the sectoral cap on investments specified in industries referred to in Press Note 4 of 2006 dated 10 February 2006 issued by the Department of Industrial Policy and Promotion, Government of India.

Subject to certain exceptions, FDI and investment by NRIs in Indian companies do not require the prior approval of the FIPB or the RBI. However, a report in a prescribed form, detailing the foreign investment, must be filed with the RBI in accordance with the FEM Securities Regulations. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies. The Government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no further approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI within a specified period of the foreign investment being made in the Indian company. In both the above cases the prescribed applicable norms with respect to determining the price at which shares may be issued by an

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1 Minimum capitalisation of U.S.$10 million for wholly owned subsidiaries and U.S.$5 million for joint ventures which would have to be brought within six months of commencement of the business of the company.

2 Minimum area that has to be developed under each project is 10 hectares in case of development of serviced housing plots and built up area of 50,000m^2 in case of construction development projects, and any of the above in case of combination projects.

Indian Company to a non resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, is required to be filed with the RBI once the foreign investment is made in the Indian company.

The Government has set up the Foreign Investment Implementation Authority ("FIIA") in the Department of Industrial Policy and Promotion. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a pro-active one stop after care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various Government agencies to find solutions to foreign investment problems and maximise opportunities through a partnership approach.

Pricing

The price of shares of a listed Indian company issued to non-residents under the foreign direct investment scheme on an automatic basis cannot be less than the price worked out in accordance with the applicable guidelines issued by the SEBI. Where an Indian company is not listed on any recognised stock exchange in India, the minimum issue price of the shares would in accordance with the requirements of the RBI be based on a fair valuation of shares done by a chartered accountant as per the guidelines issued by the erstwhile Controller of Capital Issues. The SEBI Guidellnes are applicable to all public issues by listed and unlisted companies, all offers for sale, bonus issues and rights issues by listed companies whose equity share capital is listed, except in case of rights issues where the aggregate value of securities offered does not exceed Rs.5 million. The FEM Securities Regulations require an issuer of depositary receipts to price such securities in accordance with Regulation 5A of Schedule I (in case of a public issue) and Regulation 5 (in all other cases) thereof.

Regulation 5A states that an Indian company may, where the issue is on a public offer basis, price the securities in consultation with the lead manager to the issue and in all other cases as provided in Regulation 5.

Regulation 5 states that the price of shares issued to persons resident outside India shall (i) if the issuer is listed on any recognised stock exchange in India, not be less than the price calculated in accordance with the SEBI Guidelines; and (ii) in all other cases, not be less than the fair valuation of the shares produced by a chartered accountant pursuant to guidelines issued by the former Controller of Capital Issues.

Every Indian company issuing shares in accordance with the FEM Securities Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration and another report within 30 days from the date of issue of the shares to the non-resident purchaser.

The above description applies only to a new issue of shares or convertible debentures by an Indian company.

Investment by Foreign Institutional Investors

The FEM Security Regulations enable foreign institutional investors registered with the SEBI, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers ("Foreign Institutional Investors" or "FIIs"), to make portfolio investments in all securities of listed companies in India. Investments by registered Foreign Institutional Investors or individuals of Indian nationality or origin residing outside India ("Non-Resident Indians") made through a stock exchange are known as Portfolio Investments. FIIs wishing to invest and trade in Indian securities in India under the FEM Securities Regulations are required under the SEBI (Foreign Institutional Investor) Regulations 1995 ("FII Regulations") to register with the SEBI and obtain a general permission from the RBI. However, since the SEBI provides a single window clearance, a single application must be made to the SEBI.

Foreign investors are not necessarily required to register with the SEBI under the FII Regulations as FIIs and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above but not through Stock Exchanges in India.

FIIs who are registered with the SEBI are required to comply with the provisions of the FII Regulations. A registered FII may buy, subject to the ownership restrictions discussed below, and sell freely, securities issued by any Indian company, realise capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. A FII shall not hold more than 10 per cent. of the total issued capital of an Indian company in its own name; a corporate/individual sub-account of the FII shall not hold more than 5 per cent. of the total issued capital of a company, and a broad-based sub-account shall not hold more than 10 per cent. of the total issued capital of a company. The total holding of all Foreign Institutional Investors in a company is subject to a cap of 24 per cent. of the total issued capital of a company which can be increased up to the percentage of sectoral cap on FDI in respect of the said company with the passing of a resolution by its Board of Directors followed by a special resolution by the shareholders of the company in a general meeting. The Company's shareholders approved an increase in its FII cap to 74 per cent. of the paid-up capital equity share capital on 31 March 2006 through Postal Ballot. The Reserve Bank of India vide its letter No. FE.Co.FID/21163/11.01.008/2005-06 dated 3 April 2006 has increased the limit for investments in the shares or debentures convertible into shares of the Company by FIIs up to 74 per cent. of the paid-up equity share capital or the paid-up value of the respective series of the convertible debentures of the Company.

Under the RBI Notification Number FEMA 20/2000-RB dated 3 May 2000 (as amended from time to time), a registered FII is permitted to purchase shares/convertible debentures of an Indian company through public offer/private placement, subject to the FII limits stipulated therein and subject to the prior approval of the RBI under FEMA. Such placements shall be made at the average of the weekly highs and lows of the closing price over the preceding six months or preceding two weeks whichever is higher. An Indian company is permitted to issue such shares or convertible debentures provided that:

- in case of public offer, the price of the shares to be issued is not less than the price at which shares are issued to residents; and
- in case of issue by private placement, the price is not less than the price derived under the SEBI Guidelines or guidelines issued by Controller of Capital Issues, as applicable.

SEBI has, according to press releases dated 23 January 2004 and 26 January 2004, provided that with effect from 3 February 2004, an FII or sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favour of those entities which are regulated by any relevant regulatory authority in the countries of their incorporation or establishment, subject to compliance with the "know your client" requirement. SEBI by its circular dated 19 February 2004 clarified the type of entities which would be deemed to be "regulated entities". An FII or sub-account is also to ensure that no further downstream issue or transfer of any offshore instrument referred to above, is made to any person other than a regulated entity.

Registered FIIs are generally subject to tax under Section 115AD of the Indian Income Tax Act, 1961. The Shares and Shares represented by GDRs are subject to tax under the Section 115AC Regime. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in GDRs and Shares. See "Taxation — Indian Taxation".

Foreign investors are not necessarily required to register with the SEBI as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above, in case of joint ventures or collaborations or wholly owned subsidiaries that such foreign investors may wish to establish in India.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to Non-Resident Indians. These methods allow Non-Resident Indians to make Portfolio Investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to Portfolio Investments in Indian companies, the Non-Resident Indians may also make investments in Indian companies pursuant to the Foreign Direct Investment route discussed above. An overseas corporate body is defined as a company, partnership firm, society and other corporate body owned directly or indirectly to the extent of at least sixty per cent. by Non-Resident Indians and includes overseas trusts in which not less than sixty per cent. beneficial interest is held by Non-Resident Indians directly or indirectly ("Overseas Corporate Bodies"). Overseas Corporate Bodies were allowed to invest by way of Portfolio Investment until 2001 when the RBI prohibited such investments. Further, pursuant to circulars dated 16 September 2003 and 18 December 2003, the RBI no longer recognises Overseas Corporate Bodies as a separate category of investor. In this connection, the RBI has issued the Foreign Exchange Management (Withdrawal of General Permission to Overseas Corporate Bodies) Regulations, 2003 notified vide Notification No. FEMA 101/2003-RB dated 3 October 2003 pursuant to which with effect from 16 September 2003 the facilities for Overseas Corporate Bodies under various FEMA and the rules issued by the RBI thereunder stand withdrawn.

Transfer of shares and convertible debentures of an Indian company by a person resident outside India

Subject to what is stated below, a person resident outside India holding the shares or debentures of an Indian company in accordance with the FEM Securities Regulations may transfer the shares or debentures held by him in Indian companies in accordance with the FEM Securities Regulations. A person resident outside India, not being a Non-Resident Indian or an overseas corporate body, may transfer by way of sale or gift the shares or convertible debentures held by him to any other person resident outside India without the prior approval of the RBI. A Non-Resident Indian may transfer by way of sale the shares or convertible debentures held by him to another Non-Resident Indian without the prior approval of the RBI. However, the person to whom the shares or convertible debentures are being transferred will have to obtain the prior permission of the Central Government in case he has an existing joint venture or tie up in India through investment in shares or debentures or a technical transfer/ trade mark agreement or investment by whatever name called in the same or allied field in which the company whose shares are being transferred is engaged. Further, a non-resident holding the shares or convertible debentures of an Indian company in accordance with FEM Securities Regulations may transfer the same to a person resident in India by way of gift, or may sell the same on a recognised stock exchange in India through a registered broker.

Non-residents (other than erstwhile overseas corporate bodies) are permitted to purchase shares or GDRs of an Indian company (subject to applicable sectoral caps), other than an Indian company engaged in the financial services sector, from a resident of India without the prior approval of the RBI, subject to compliance with prescribed conditions, pricing guidelines, submission of required documents and reports and obtaining a certificate from the applicable authorised dealer. Similarly, a non-resident may sell shares or GDRs of an Indian company either on a recognised stock exchange and through a registered stockbroker or by way of a private sale to a resident of India without the prior approval of the RBI, subject to compliance with prescribed pricing guidelines, submission of required documents and reports and obtaining a certificate from the applicable authorised dealer. Any Non-Resident of India seeking to sell shares or otherwise transfer such shares within India, whether or not through the BSE, NSE or any other stock exchange, should seek advice from their Indian legal advisers as to applicable requirements.

Under FEMA, approval of the RBI is required for the sale by a non-resident to a resident of India of underlying shares withdrawn from a global depositary receipt program, unless the sale is made on a stock exchange at the market price and is effected through a merchant banker registered with SEBI or through a stock broker registered with the stock exchange. Applications for approvals should be submitted to the RBI on Form TS 1 which requires information as to the transferor, the transferee, the shareholding structure of the Indian company whose shares are to be sold, the proposed sale price per share and other information.

Further, a non-resident may transfer any security held by him to a person resident in India by way of gift. Further the general permission is not available if the purchase of shares or convertible debentures by a non-resident from a resident attracts the provisions of the Takeover Code or if the Indian company whose shares or convertible debentures are proposed to be transferred is engaged in rendering any financial service, or if the concerned parties do not adhere to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the RBI from time to time.

Issue of GDRs

An Indian company is permitted to issue fresh shares to the depositary abroad for the purpose of raising resources through the GDR mechanism:

Provided the Indian company issuing such shares-

1

(a) has an approval from the Ministry of Finance, Government of India to issue such GDRs or is eligible to issue GDRs in terms of the relevant scheme in force or notification issued by the Ministry of Finance; and

(b) it is not otherwise ineligible to issue shares to persons resident outside India in terms of these regulations; and

(c) the GDRs are issued in accordance with the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 and Guidelines issued by the Central Government thereunder from time to time.

2 The Indian company issuing shares under the above paragraph, shall furnish to the RBI, full details of such issue in a specified form within 30 days from the date of closing of the issue.

3 The Indian company issuing shares against GDRs shall furnish a quarterly return in the specified form to the RBI within 15 days of the close of the calendar quarter.

4 Overseas Corporate Bodies who are not eligible to invest in India through the portfolio route and entities that are prohibited from buying, selling or dealing in securities by the SEBI are not eligible to subscribe to the GDRs.

5 The facility to sell the shares would be available *pari passu* to all categories of shareholders of the company.

GDRs may be issued on the basis of the ratio worked out by the Indian company in consultation with the Lead Manager of the issue.

As per the guideline dated 19 January 2000, the issue related expenses (covering both fixed expenses like underwriting commissions, lead managers charges, legal expenses and other reimbursable expenses) shall be subject to a ceiling of 4% in the case of GDRs. Issue expenses beyond the ceiling would need the approval of the RBI.

Pricing of GDR issue

For Listed Companies:

The pricing of a GDR issue should be made at a price not less than the higher of the following two averages:

(i) the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date;

(ii) the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date.

"Relevant date" means the date 30 days prior to the date on which the meeting of the general body of shareholders is held, in terms of Section 81 (1A) of the Companies Act, 1956 to consider the proposed issue.

For Unlisted Companies:

The pricing should be in accordance with the RBI regulations notified under FEMA. Unlisted Companies are required to list on the Indian Stock Exchanges simultaneously.

Use of Proceeds - Retention of Proceeds abroad

Pending repatriation or utilisation of the foreign exchange resources raised, the Indian company may invest the foreign currency funds in deposits with or in Certificate Deposits or other instruments of banks who have been rated by Standard and Poors, Fitch, IBCA or Moody's etc; with such rating not being less than the rating stipulated by the RBI from time to time for short term obligations or in deposits with branches outside India of an Authorised Dealer in India and in treasury bills and other monetary instruments with a maturity of one year of less.

While no detailed end uses are specified for GDRs, the existing bar on investments in stock markets and real estate would continue to be operative.

In order to encourage Indian companies to list GDRs on overseas exchanges, through the schemes of sponsored GDRs, resident shareholders of Indian companies have been permitted to offer their shares for conversion to GDRs and to receive the sale proceeds in foreign currency with FIPB approval.

GDR proceeds may be utilised in the first stage acquisition of shares in the disinvestment process and also in the mandatory second stage offer to the public in view of their strategic importance.

Transfer of GDRs

A non resident holder of GDRs may transfer those GDRs or may ask the overseas depositary bank to redeem the GDRs. In the case of redemption, the overseas depositary bank shall request the domestic custodian bank to procure the release of the corresponding underlying shares in favour of the non resident investor for sale directly on behalf of the non resident, or transfer in the books of account of the issuing company in the name of the non resident.

The GDRs redeemed and underlying shares sold in terms of the above paragraph may be reissued to the extent of such redemption and sale made in the domestic markets. Such re-issuance will be in terms of the FEM Securities Regulations, as amended from time to time and the guidelines issued in this regard.

INDIAN REGULATORY APPROVALS AND FILINGS

Filing

These Listing Particulars will be filed with the RBI, the BSE and the NSE, and the Registrar of Companies in Mumbai.

Eligibility

As required by the Ministry of Finance Notification dated 31 August 2005, the Company is eligible to raise funds from the Indian capital markets and has not been restrained from accessing the securities markets by the SEBI.

TAXATION

Indian Taxation

The following is a summary of the principal Indian tax consequences for non-resident investors of the GDRs and the Shares underlying the GDRs. The summary is based on the taxation law and practice in force at the time of these Listing Particulars and is subject to change. Further, it only addresses the tax consequences for persons who are "non-resident" as defined in the Indian Income Tax Act who acquire GDRs or Shares underlying the GDRs or Shares pursuant to these Listing Particulars and who hold such GDRs, or Shares underlying the GDRs as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the person continues to remain a non-resident when the income by way of dividends and capital gains are earned.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT ITS TAX ADVISERS ABOUT THE PARTICULAR TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE GDRs.

The Indian Income Tax Act is the law relating to taxes on income in India. The Indian Income Tax Act provides for the taxation of persons resident in India on global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Sections 5, 6 and 9 of the Indian Income Tax Act set forth the circumstances under which persons not resident in India are subject to income tax in India.

The summary is based on the special tax regime contained in laws and practices of the Indian Income Tax Act including Section 115AC and other significant applicable provisions of the Indian Income Tax Act, without reference to any double taxation avoidance agreements, and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through the Depositary Receipt Mechanism) Scheme 1993, as amended from time to time, promulgated by the Central Government (together, the "Section 115AC Regime"). The offering is in accordance with the Section 115AC Regime, and non-resident investors of the GDRs, as well as Shares underlying the GDRs will therefore have the benefit of tax concessions available under the Section 115AC Regime.

This summary is not intended to constitute a complete analysis of the tax consequences or a legal opinion under Indian law of the acquisition, ownership and sale of the GDRs or Shares underlying the GDRs by non-resident investors. Potential investors should, therefore, consult their own tax advisors on the consequences of such acquisition, ownership and sale including specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence and any tax treaty between India and their country of residence or the country of residence of the Overseas Depositary Bank as applicable and, in particular, the application of the provisions of the Indian Income Tax Act and the Section 115AC Regime.

Taxation of Dividends

Dividends paid are currently not subject to any withholding or other tax payable by the shareholders. Accordingly, dividends paid to GDR holders will not be liable to tax. However, the Company will be required to pay dividend distribution tax at the rate of 12.5 per cent. (plus surcharge at the rate of 10.0 per cent. and education cess at the rate of 2.0 per cent. on the aggregate dividend distribution tax and surcharge) on the total amount distributed as dividends.

Residence for the Purpose of the Indian Income Tax Act

For the purpose of the Indian Income Tax Act, an individual is said to be resident in India if, in any year ended 31 March, the individual: (i) is in India for 182 days or more, or (ii) having been in India for 365 days or more during the four years preceding that year ended 31 March is in India for 60 days or more in that year ended 31 March. However, in the case of an Indian citizen or a person of Indian origin who is not resident in India and visits India during the fiscal year or an Indian citizen who leaves India as a member of a crew of an Indian ship or for the purpose of employment outside India during the year ended 31 March, the 60-day period in (ii) above is extended to 182 days.

A company is resident in India in any year ended 31 March if it is an Indian company or if during that year control and management of its affairs is situated wholly in India.

An Indian company means a company formed and registered under the Companies Act and includes a company formed and registered under any law relating to companies formerly in force in India or a corporation established by or under a central, state or provincial Act of India or an institution, association or a body declared by the Central Board of Direct Taxes of India to be a company for the purpose of the Indian Income Tax Act; provided that the registered office or, as the case may be, the principal office of the company, corporation, institution, association or body is in India.

A firm or other association of persons, and every other person, is regarded as resident in India except where, during the year ended 31 March, the control and the management of its affairs is situated wholly outside India.

Taxation on Acquisition of Shares in Exchange for GDRs

The acquisition per se by a non-resident holder of Shares in exchange for GDRs may not constitute a taxable event for Indian income tax purposes. Such exchange will, however, give rise to stamp duty as described below under "— Stamp Duty."

With effect from 1 October 2004, any gain realised on the sale of the Shares held for more than 12 months to an Indian resident, or to a non resident investor in India, will not be subject to Indian capital gains tax if the Securities Transaction Tax ("STT") has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which shares are sold at the rate of 0.125 per cent. from the seller and at the rate of 0.125 per cent. from the purchaser on the total price at which the Shares are sold.

Any long-term capital gain realised on the sale of Shares to an Indian resident whether in India or outside India, or to a non-resident in India on which no STT has been paid, will be subject to Indian capital gains tax, if any, at the rate of 10.0 per cent. plus applicable surcharge on income tax and education cess at the rate of 2.0 per cent. For the purpose of computing capital gains tax on the sale of the Shares under the Section 115AC Regime, the cost of acquisition of Shares exchanged for the GDRs will be determined on the basis of the price prevailing on the BSE or the NSE on the date on which the Overseas Depositary Bank advises the Custodian of the exchange of GDRs for Shares.

Capital gain realised in respect of Shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (a short-term capital gain) on which STT is paid in the manner and at the rates set out above is subject to tax at the rate of 10.0 per cent. plus applicable surcharge on income tax and an education cess at the rate of 2.0 per cent. In the event that no STT is paid, a short-term capital gain is subject to tax at variable rates with a maximum rate of 40.0 per cent. plus the applicable rate of surcharge on income tax and education cess at the rate 2.0 per cent. The actual rate of tax on a short-term capital gain depends on a number of factors, including the legal status of the non-resident holder.

Capital losses arising on a transfer of shares in India are not dealt with in the Section 115AC Regime. In general terms, losses arising from a transfer of a capital asset in India can only be set-off against capital gains. A long-term capital loss can be set-off only against a long-term capital gain. A short-term capital loss can be set-off against both long-term capital gains and short-term capital gains. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year in which the loss arises and may be set-off against the capital gains of subsequent assessment years. In order to set-off capital losses as above, non-resident investors would be required to file appropriate and timely tax returns in India and undergo the usual assessment procedures. If the investors are covered by the STT regime, the loss arising from transfer of long-term capital assets may not be available for set-off against long-term capital gains.

As per the provisions of Section 196D(2) of the Indian Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to FIIs as defined in Section 115AD of the Indian Income Tax Act on the transfer of the redeemed underlying equity shares in India.

Tax Treaties

The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor. This will be applicable to all the existing provisions of the Indian Income Tax Act set out in this section. During the period of fiduciary ownership of Shares in the hands of the Overseas Depositary Bank, the provisions of the Agreement for Avoidance to Double Taxation entered into by the Central Government with the country of residence of the Overseas Depositary Bank will be applicable in the matter of taxation of capital gains on GDRs.

If any Shares are held by a non-resident investor following withdrawal thereof from the depository facility under the Deposit Agreement, the provisions of any double taxation treaty entered into by India with the country of residence of such non-resident investor, to the extent that it is beneficial to the non-resident investor, will be applicable in the matter of taxation of any capital gain, other than long-term capital gains arising from the transfer of a short-term capital asset and the transaction of sale or purchase of an equity share in a company or a derivative or unit of an equity-oriented fund where such transaction is entered into on a recognised stock exchange in India under the Finance Act (No. 2) of 2004.

Taxation on Buyback of Shares

If the Shares held by the investor are purchased by the Company from the investor, the investor will be liable to income tax in respect of the capital gains arising on such buyback as per the provisions of the Indian Income Tax Act. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Taxation on Payment on Liquidation or Reduction of Capital

If any distribution is made by the Company to its shareholders or GDR holders on the Company's liquidation or on the reduction of the Company's capital, to the extent to which the distribution is attributable to the Company's accumulated profits, the same will be treated as deemed dividend income in the hands of the shareholders or GDR holders. Under the existing provisions of the Indian Income Tax Act, in addition to the income tax chargeable in respect of a domestic company for any assessment year, any amount declared, distributed or paid by such company by way of dividends (whether interim or otherwise) on or after 1 April 2003, whether out of current or accumulated profits, shall be charged to additional income tax referred to as tax on distributed profits at the rate of 12.5 per cent. plus applicable surcharge at the rate of 10.0 per cent. of the dividend distribution tax and the applicable education cess at the rate of 2.0 per cent. on aggregate dividend distribution tax and surcharge. Any gains accruing to the shareholders or GDR holders on liquidation or reduction of capital in excess of such accumulated profits will be liable to income tax as capital gains in the hands of the shareholders or GDR holders as per the provisions of the Indian Income Tax Act. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Taxation of Bonus Shares and Right Shares

The issue of right shares or bonus shares to the shareholders or GDR holders will not give rise to a taxable event for Indian income tax purposes. The shareholders or the GDR holders will be subject to capital gains tax liability as per the provisions of the Indian Income Tax Act on the transfer of right shares or bonus shares. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Withholding Tax

Long-term capital gains arising to non-resident investors on the transfer of the Shares in India will not be subject to a withholding tax if STT has been paid on the transaction. Other long-term capital gains will be subject to a withholding tax at the rate of 10.0 per cent. plus applicable surcharge and education cess at the rate of 2.0 per cent. Short-term capital gains arising to non-resident investors on the transfer of the Shares will be subject to a withholding tax at the normal rate of 10 per cent. plus applicable surcharge and education cess as explained above applicable to the non-resident investor under the Indian Income Tax Act if STT has been paid on the transaction. Other short-term capital gains will be subject to withholding tax at variable rates subject to a maximum rate of 40.0 per cent. plus applicable surcharge and education cess at the rate of 2.0 per cent. depending on their legal status. However, as per the provisions of Section 196D(2) of the Indian Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to FIIs (as defined in Section 115AD of the Indian Income Tax Act) on the transfer of the redeemed underlying equity shares in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Stamp Duty

Under Indian law, the issue and transfer of GDRs will be not be liable to Indian stamp duty as they are issued outside India. Purchasers of shares who seek to register such shares on the share register of the company are required to pay Indian stamp duty at the rate of 0.025 per cent. of the market value of such shares. In order to register a transfer of Shares in physical form with the company, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from a depository in exchange for global depositary receipts representing such shares will not render an investor liable to Indian stamp duty but the company will be required to pay stamp duty at the applicable rate on the share certificate. However, the Company's Shares are compulsorily deliverable in dematerialised form (except for trades of up to 500 Shares which may be delivered in physical form) and no stamp duty is payable on the acquisition or transfer of Shares in dematerialised form.

Wealth Tax/Gift Tax/Estate Duty

At present there are no taxes on wealth, gifts or inheritances which apply to the GDRs and the underlying equity Shares.

Service Tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of Shares are now subject to an Indian service tax of 12.0 per cent. *ad valorem* under the Finance Act of 2004. Under the Finance Act (No.2) of 2004, an education cess of 2.0 per cent. is to be levied on services subjected to service tax. This cess is also to be levied on income tax. The stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

United States Federal Income Taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THESE LISTING PARTICULARS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the GDRs or Shares by a U.S. Holder (as defined below). This summary deals only with initial purchasers of GDRs or Shares that are U.S. Holders and that will hold the GDRs or Shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of GDRs or Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the GDRs or Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term "U.S. Holder" means a beneficial owner of the GDRs or the Shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds GDRs or Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of GDRs or Shares by the partnership.

The summary assumes that the Company is not a PFIC for U.S. federal income tax purposes, which the Company believes to be the case. The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT

THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE GDRs AND SHARES, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders of GDRs

For U.S. federal income tax purposes, a U.S. Holder of GDRs will be treated as the owner of the corresponding number of Shares held by the Depositary, and references herein to Shares refer also to GDRs representing the Shares.

Dividends

General

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends-received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to Shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

For taxable years that begin before 2009, dividends paid by the Company will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the income tax treaty between the United States and India, which the Company believes to be the case. A U.S. Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Prospective purchasers should consult their tax advisors concerning the applicability of the foreign tax credit and source of income rules to dividends on the Shares.

Foreign Currency Dividends.

Dividends paid in rupees will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary, regardless of whether the rupees are converted into U.S. dollars at that time. If dividends received in rupees are converted into U.S. dollars on the day they are received by the Depositary, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Exchange of GDRs for Shares

No gain or loss will be recognised upon the exchange of GDRs for the U.S. Holder's proportionate interest in Shares. A U.S. Holder's tax basis in the withdrawn Shares will be the same as the U.S. Holder's tax basis in the GDRs surrendered, and the holding period of the Shares will include the holding period of the GDRs.

Sale or other Disposition

A U.S. Holder's tax basis in a Share or GDR will generally be its U.S. dollar cost. The U.S. dollar cost of a Share or GDR purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Shares or GDRs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Upon a sale or other disposition of GDRs (other than an exchange of GDRs for Shares) or Shares, a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the U.S. Holder's adjusted tax basis in the GDRs or Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Shares or GDRs exceeds one year. However, regardless of a U.S. Holder's actual holding period, any loss may be long-term capital loss to the extent the U.S. Holder receives a dividend that qualifies for the reduced rate described above under "Dividends - General," and exceeds 10 per cent. of the U.S. Holder's basis in its Shares.

Any gain or loss will generally be U.S. source. Therefore, a U.S. Holder may have insufficient foreign source income to utilise foreign tax credits attributable to any Indian withholding tax imposed on a sale or disposition. Prospective purchasers should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Indian withholding tax.

The amount realised on a sale or other disposition of Shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognise U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Disposition of Foreign Currency

Foreign currency received on the sale or other disposition of a Share will have a tax basis equal to its U.S. dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Back-up Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Shares, by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to back-up withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining an exemption.

ACCOUNTANTS

The Audited Financial Statements included in these Listing Particulars have been audited by Pathak H.D. & Associates, the Company's statutory auditors, who have agreed to the inclusion of their audit report in these Listing Particulars.

The Unaudited Financial Statements included in these Listing Particulars have been reviewed by Pathak H.D. & Associates, the Company's statutory auditors, who have agreed to the inclusion of their review report in these Listing Particulars.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a limited liability public company incorporated under the laws of India. Substantially all of the Company's Directors and executive officers are residents of India and all or a substantial portion of the assets of the Company and such persons are located in India. As a result, it may not be possible for investors to effect service of process upon the Company or such persons in jurisdictions outside India, or to enforce against them judgments obtained in courts outside India. India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under Section 13 of the Civil Code. Section 13 of the Civil Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (i) where it has not been pronounced by a court of competent jurisdiction, (ii) where it has not been given on the merits of the case, (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognise the law of India in cases where such law is applicable, (iv) where the proceedings in which the judgment was obtained were opposed to natural justice, (v) where it has been obtained by fraud, or (vi) where it sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Central Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty.

The United States has not been declared by the Central Government to be a reciprocating territory for the purpose of Section 44A of the Civil Code. However, the United Kingdom has been declared by the Central Government to be a reciprocating territory. Accordingly, a judgment of a court in the United States may be enforced only by a fresh suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian Court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered.

GENERAL INFORMATION

1. The Company was incorporated as an Indian private limited company on 24 March 2000 as Reliance Platforms Communications.com Private Limited and the status of the Company was changed to that of an Indian public limited company on 25 July 2005 and the name was changed to Reliance Natural Resources Limited with effect from 9 January 2006. The Company's registered office is located at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710, India. The Company is registered with the Registrar of Companies, Maharashtra, Mumbai under registration number L64200MH2000PLC125260. The Company's telephone number is +91 (22) 3038 6290 and its fax number is +91 (22) 3037 6622.

2. These Listing Particulars and the entry by the Company into the Deposit Agreement were authorised and approved by the Board on 8 February 2006.

3. The Company issued the Shares pursuant to the Scheme on 27 January 2006. As at the date of these Listing Particulars, 47,295,058 Shares had been deposited with the Custodian pursuant to the Deposit Agreement. The Depositary will issue GDRs in respect of the Shares in uncertificated form.

4. Application has been made for the Regulation S GDRs to be listed on the official list of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market

   Only Regulation S GDRs will be listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange. Holders of Rule 144A GDRs who wish to effect a sale of such Rule 144A GDRs on the Euro MTF market of the Luxembourg Stock Exchange will be required to exchange their interest in the Master Rule 144A GDR representing such Rule 144A GDRs for an equivalent interest in the Master Regulation S GDR, pursuant to the terms of the Deposit Agreement, including delivery of required certifications and representations and payment of fees, charges and taxes as provided therein.

   For so long as any of the Regulation S GDRs is outstanding, listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange, Deutsche Bank Luxembourg S.A. will serve as the intermediary between the Luxembourg Stock Exchange and persons connected with the issue and listing of the GDRs and copies of the Company's most recent annual non-consolidated (and, if prepared for holders of the Shares, consolidated) audited accounts, quarterly unaudited accounts, semi-annual unaudited accounts, and these Listing Particulars may be obtained free of charge at the offices of Deutsche Bank Luxembourg S.A. and copies of the Articles of Association and the Deposit Agreement will be available for inspection free of charge at the offices of Deutsche Bank Luxembourg S.A. In addition, the Company will publish all notices to holders of the GDRs in *d'Wort* or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

5. The Shares underlying the GDRs are listed on the BSE and the NSE.

6. Except as described herein, there has been no significant change in the financial or trading position of the Company since 31 December 2005, the date of its last published financial statements.

7. With the exception of the Deposit Agreement, the Company has not, within the two years immediately preceding the date of these Listing Particulars, entered into any contract which is or may be material (not being a contract entered into in the ordinary course of business) and which directly concerns the issue of the GDRs.

8. The Company has obtained all consents, approvals and authorisations required in connection with the issue of the GDRs.

9. The Company has legal proceedings and claims pending which have arisen in the ordinary course of the business. These actions, when ultimately concluded and determined will not, in the opinion of the management, have a material effect on the Company's results of operations.

10. The Deposit Agreement is governed by the laws of England.

11. The Ministry of Finance,.Department of Economic Affairs and the Exchange Control Department of the RBI will be furnished with full particulars of the Listing, including the percentage of foreign shareholding in the Company, within 30 days after the issue of the GDRs.

12. The statutory auditors of the Company are Pathak H.D. & Associates. of 709, Tulsiani Chambers, 212, Nariman Point, Mumbai 400 021, a member of the Institute of Chartered Accountants of India, who have audited the Audited Financial Statements and who have reviewed the Unaudited Financial Statements.

13. None of the Shares or the GDRs has been sold or is available in whole or in part to the public in conjunction with the application for the GDRs to be admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market of the Luxembourg Stock Exchange.

14. Copies of the following documents (together with English translations, where applicable) will be available for inspection and may be obtained free of charge, during normal business hours on any weekday at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710, India:

(a) the Memorandum and Articles of Association of the Company;

(b) the Financial Statements of the Company in each case prepared in accordance with Indian GAAP, including the relevant auditors' audit report or limited review report (as the case may be) in respect thereof; and

(c) the Deposit Agreement.

15. The Depositary is subject to regulation and supervision by the New York State Banking Department, The Federal Reserve Board and the Federal Deposit Insurance Corporation.

16. A copy of the Depositary's By-laws, as amended, together with copies of the Deposit Agreement and Deutsche Bank Trust Company Americas' most recent financial statements and annual report are available for inspection at the administrative office of the Depositary located at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom during normal business hours for so long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange.

17. Deutsche Bank Trust Company Americas will maintain the register of GDR Holders at its New York offices or at the specified office of its agent.

18. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The CUSIP number for the Rule 144A GDRs is 75948P 10 1, the ISIN is US75948P1012 and the Common Code is 025317955. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The CUSIP number for the Regulation S GDRs represented by the Master Regulation S GDR is 75948P 20 0, the ISIN is

US75948P2002 and the Common Code is 025318200. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

19. The objects of the Company as specified in Section III – A of its Memorandum of Association include the carrying on of the following businesses:

(a) To carry on in India or elsewhere, the business of buying, selling, marketing, supplying, importing, exporting, trading, hedging, storing, distributing, transporting manufacturing, compressing, producing, processing, refining, mixing, formulating, purifying, disinfecting, converting, compounding, developing, deriving, discovering, searching, mining, quarrying, releasing, manipulating, preparing, or otherwise dealing in fuels required or used in industries, household, agriculture, laboratories, hospitals, aviators, vehicles, space rockets, communications, power plants, energy generation, water works, forest/plant protection and all other purposes whatsoever, including petroleum, petroleum products and by products, petrochemicals, oil, crude, oxygen, hydrogen, nitrogen, carbonic acid and all sorts of gases including natural gas (NG), liquefied natural gas (LNG), compressed natural gas (CNG), liquefied petroleum gas (LPG) and associated gaseous substance, hydro-carbons, coal, coal bed methane, lignite, coke, petrol, naphtha, high speed diesel, aviation turbine fuel, superior kerosene oil, including other related products and to act as selling agents, commission agents, sales organizers, distributors, stockists, del-credre agents, C & F agents, wholesalers and retailers for aforesaid products and designing, developing, erecting, installing, setting up, operating, maintaining, managing, owning, leasing, hiring retail or wholesale outlets, pumps, terminals, depots, showrooms, storage tanks, warehouses, godowns, objects, equipment, devices, facilities, infrastructure, and to carry on the business of transportation and distribution, designing, setting up, erecting, maintaining, and operating in India or abroad, pipes, pipelines, cross country piping systems, cylinders and other allied facilities for distribution of fuels, gases, natural resources, and to provide other related and ancillary services, facilities, assets or infrastructure, including but not limited to value all sorts of added services, and to plan, establish, develop, provide, promote, use, operate, conduct, procure, facilitate, maintain, do business, provide infrastructure and act as consultants, agent for attaining the above object.

(b) To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel, natural gas or any other form, kind or description.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND U.S. GAAP

The summarised financial information and Financial Statements included in these Listing Particulars have been prepared in accordance with the Indian GAAP, which differ in certain respects from the accounting principles generally accepted in the United States ("U.S. GAAP").

The following table summarises significant measurement differences between U.S. GAAP and generally accepted accounting principles in India (collectively referred to as "Indian GAAP") insofar as they affect financial information reported in these Listing Particulars. This statement does not include differences that deal with disclosure requirements.

The summary table should not be considered to be exhaustive as no attempt has been made to quantify the effects of those differences, nor has a complete reconciliation of Indian GAAP to U.S. GAAP been undertaken. Had any such quantification or reconciliation been undertaken, other potentially significant accounting may have been identified, which is not identified in the attached statement. Further, reference may be necessary to the complete text of Indian GAAP and/or U.S. GAAP for proper understanding, which may not be entirely comprehendible from the attached summary statement.

Further, no attempt has been made to identify future differences between Indian GAAP and U.S. GAAP. Regulatory bodies that promulgate Indian GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one. No attempt has been made to identify future differences between Indian GAAP and U.S. GAAP that may affect the financial information as a result of transactions or events that may occur in future.

Various U.S. GAAP and Indian GAAP pronouncements have been issued for which the mandatory application date is later than the reporting dates in these Listing Particulars. These, together with standards that are in the process of being developed in both jurisdictions, could have a significant impact on future comparisons between U.S. GAAP and Indian GAAP.

Potential investors should consult their own professional advisors for an understanding of the principal differences between Indian GAAP and U.S. GAAP and how these differences might affect the financial statements of the Company.

Particulars	Indian GAAP	U.S. GAAP
Investments in securities	Investments are classified as long-term or current. Long-term investments are carried at cost less provision for diminution in value, which is other than temporary. Current investments are carried at lower of cost or fair value determined on an individual basis or by category of investment but not on overall (global) basis.	Investments in marketable equity and all debt securities are classified according to management's holding intent, into one of the following categories: trading, available for sale, or held to maturity. Trading securities are marked to fair value, with the resulting unrealised gain or loss recognised in the income statement. Available-for-sale ("AFS") securities are marked to fair value, with the resulting unrealised gain or loss recorded directly in a separate component of equity called "Other Comprehensive Income" until realised, at which time the gain or loss is reported in income.

Particulars	Indian GAAP	U.S. GAAP
		Held-to-maturity ("HTM") debt securities are carried at amortised cost. Temporary impairments in the value of HTM and AFS investments are recorded in Other Comprehensive Income. Impairment in value of these investments, other than temporary, are reflected in earnings.
Consolidation and investments in subsidiaries	In India, the reporting entity generally follows legal form, and under the Companies Act it is considered to be the legal entity rather than a group. Accordingly, there is no legal requirement to prepare consolidated financial statements. In stand-alone financial statements, investments in subsidiaries, if classified as long term investments, are accounted at cost less an allowance for permanent diminution, if any. If disclosed as current investments, they are valued at lower of cost and fair value. Accounting Standard (AS21) on "Consolidated Financial Statements" does not require mandatory consolidation, but sets out the standards and methodology to be followed in the event that consolidated financial statements are presented or required by law or regulation. The Securities and Exchange Board of India requires listed companies and those seeking listing to publish consolidated financial statements in accordance with AS21 in addition to the separate financial statements of the parent and each of the subsidiaries.	Under U.S. GAAP, there is a presumption that consolidated financial statements present more meaningful financial information for a parent and subsidiaries than separate financial statements of the parent. Accordingly, consolidation is required for entities where the parent has majority financial control, generally when it controls more than 50 per cent. of the outstanding voting stock, except when control is likely to be temporary or is impaired. Separate financial statements of the parent only are not presented. Entities where the minority shareholder has substantive participating rights overcome the presumption that the majority shareholder controls the entity thus precluding consolidation of the results of that entity. In such cases, the equity method of accounting applies. Entities where the minority shareholder has protective rights only are consolidated. For the purposes of identifying the voting interests held in an investee, all direct and indirect interests are considered. Accordingly, certain investees may be considered as subsidiaries to be consolidated under U.S. GAAP which may be treated as equity affiliates under Indian GAAP.
	For the purposes of identifying the voting interests held in an investee, direct interests and those indirect interests held through a subsidiary are considered. Control is also an important criteria for identifying the entities as subsidiaries. Entities in which composition of the board of directors is controlled so as to obtain economic benefits from the enterprise's	In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin ("ARB") 51 that applies to variable interest entities created after 31 January 2003, and to variable interest entities in which an enterprise obtains an interest after that date. A variable interest

Particulars	Indian GAAP	U.S. GAAP
	activities are considered as subsidiary even if no equity interest is held. Unlisted entities with subsidiaries will continue to have the option of not presenting consolidated financial statements.	entity to be consolidated is one in which a party could face risk of loss without having an equity interest, and includes many entities that would previously have remained off-balance sheet.
Investments in associates or affiliates	The equity method of accounting for investments in associates is required in consolidated financial statements of listed companies. The definition of associates and equity accounting are essentially similar to U.S. GAAP. There is no requirement to apply the equity method of accounting in the stand-alone financial statements of the parent and the same are accounted for in the same manner as other investments in the standalone financial statements of a parent. Unlisted companies that do not prepare consolidated financial statements could continue to account for investments in their financial statements as before.	Investments over which the investor can exert significant influence, generally presumed when the investor owns between 20 per cent. and 50 per cent. of the voting stock, are required to be accounted for using the equity method. The equity method requires investors to record their investment in the associate as a one-line asset and reflect their share of the investee's net income/loss in their earnings. Dividends received reduce the investment account. This method is also followed for non-consolidated subsidiaries.
Interests in joint ventures	Investments in jointly controlled entities if classified as long term investments are accounted in stand-alone financial statements of the parent at cost less an allowance for permanent diminution, if any. If disclosed as current investments, they are valued at lower of cost and fair value. Interests in jointly controlled entities of a venture should be recognised in its consolidated financial statements (if prepared on a consolidated basis) on a proportionate consolidation basis unless by virtue of a contractual arrangement joint control is established over an entity which is a subsidiary of that enterprise within the meaning of AS21, in which case the entity is consolidated by the said enterprise and is not treated as a joint venture. Additionally, interests in jointly-controlled assets and jointly-controlled operations of a venture are required to be recognised in the separate financial statements and consequently also in its consolidated financial statements. Unlisted companies that do not prepare consolidated financial statements could continue to report joint venture	An incorporated joint venture is treated as a subsidiary of an affiliate, depending on the level of control of the joint venturer, and either consolidated or accounted for using the equity method or less commonly by proportional consolidation method, respectively. Accounting for interests in jointly-controlled assets and jointly-controlled operations of a venture is similar to Indian GAAP.

Particulars	Indian GAAP	U.S. GAAP
	investments as before.	
Business combination	Transfer of assets and liabilities of an entity as a consequence of an amalgamation pursuant to the provisions of Companies Act, 1956 is accounted for in terms of the Scheme approved by the High Courts. Accounting treatment is prescribed under Indian GAAP only for amalgamations and the treatment of any resultant goodwill or reserves. Acquisitions through purchase of shares or assets or demerger are not covered. Business combinations are accounted for either as pooling of interests or as acquisitions. Accounting for business combinations as pooling of interests is permitted only on fulfilment of certain conditions. Non-fulfilment of one or more conditions results in the combination being accounted for as an acquisition using the "purchase method" of accounting. Under the pooling of interest method, the assets, liabilities and reserves of the transferor company are recorded by the transferee company at their existing carrying amounts after making changes for uniformity of accounting policies. The difference between the consideration paid and the amount of share capital of the transferor company is adjusted in reserves. Under the purchase method, assets and liabilities are recorded either at their existing carrying amounts or by allocating the consideration to individual identifiable assets and liabilities on the basis of their fair values at the date of acquisition. The excess of the consideration paid and the value of the net assets acquired is treated as goodwill otherwise as capital reserve.	The "purchase method" of accounting is required for all business combinations. Under purchase accounting, the consideration is measured at fair value, the purchase price allocated to the fair values of the net assets acquired including intangibles, and goodwill recognised for the difference between the consideration paid and the fair value of the net assets acquired.
Goodwill	Goodwill arising on amalgamation is amortised to income on a systematic basis over its useful life, not exceeding five years unless a longer period can be justified. (AS14)	Under SFAS No. 142, effective for fiscal years beginning after 15 December 2001, goodwill arising on new acquisitions and any unamortised balance for prior acquisitions will no longer be subject to amortisation. Instead, such goodwill will be tested for impairment on an annual basis or whenever triggers indicating impairment arise. The impairment test is based on estimates of fair value at a

Particulars	Indian GAAP	U.S. GAAP
	Goodwill arising on the acquisition of shares of a company is generally not separately recognised, but is included in the cost of the investment. For companies that prepare consolidated financial statements, goodwill arising on consolidation is recognised upon consolidation. Such goodwill is not amortised. Additionally, goodwill needs to be tested for impairment on an annual basis, as required by AS28 "Impairment of Assets".	reporting unit level.
Impairment of assets	The standard requires enterprises to assess whether there is any indication that an asset is impaired at each balance sheet date. If such an indication exists, the enterprise is required to estimate the recoverable amount of the asset. The recoverable amount is higher of an asset net selling price and value in use. Value in use is determined by discounting the estimated future cash flows from smallest identifiable group of assets that are largely independent of the cash flows from other assets or group of assets. If the recoverable amount of an asset is less than its carrying amount, that carrying amount of the asset should be reduced to its recoverable amount. That reduction is reported as an impairment loss.	SFAS No. 144 develops one accounting model for longlived assets other than goodwill that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The impairment review is based on undiscounted cash flows at the lowest level of independent cash flows. If the undiscounted cash flows are less than the carrying amount, the impairment loss must be measured using discounted cash flows.
Property, plant and equipment	Fixed assets are recorded at historical costs or revalued amounts. On revaluation, an entire class of assets is revalued, or a selection of assets for revaluation is made on a systematic basis. There is no restriction on the frequency of revaluation. However, revaluation should not exceed the recoverable amount of assets. The revalued amount is classified as revaluation reserve in balance sheet, which is not free for distribution.	Revaluations are not permitted.
Intangible assets	Capitalize intangible assets if specific criteria are met and amortize over useful life, generally not exceeding 10 years both for finite and infinite useful lives. The recoverable amount of an intangible asset that is not available for use or is being amortized over a period exceeding	Intangible assets allowed to be capitalised if it meets specified recognition criteria and amortised over useful life in case of finite useful life with required impairment review. In case of infinite useful lives the intangible asset should not be amortised but tested for impairment. Furthermore,

Particulars	Indian GAAP	U.S. GAAP
	10 years should be reviewed at least at each financial year-end even if there is no indication that the asset is impaired.	amortization of the asset commences when evidence suggests that its useful economic life is no longer deemed infinite.
	Amortization should be based on the consumption pattern of the asset or on a straight line basis if a pattern is not determinable.	Periodic review of useful life and amortisation method required.
Issuance and redemption costs for debts	Debt issuance costs may be charged as an expense or charged to the Securities Premium Account.	
	Redemption premiums payable on the redemption of debt may be accrued over the life of the debt as a provision or charged to the Securities Premium Account.	Debt issuance costs are treated as a deferred charge and amortised using the effective interest rate method over the life of the debt. Redemption premiums are accrued as a yield adjustment over the life of the debt.
Foreign exchange	AS11 "The Effects of Changes in Foreign Exchange Rates" deals with accounting for foreign exchange transactions. Transactions in foreign currency are recorded in the reporting currency, by applying exchange rates prevailing on the date of the transaction. Monetary items are restated at year-end exchange rates. Exchange differences arising on transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of liabilities for purchase of fixed assets, where such exchange difference is adjusted in the carrying cost of the fixed assets. With the revision of this standard, with effect from accounting periods commencing on or after 1 April 2004, translation differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation should be accumulated in a foreign currency translation reserve in the enterprise's financial statements	Under U.S. GAAP gains or losses arising from foreign transactions are included in determining net income. Foreign exchange gains or losses are not included in fixed assets. For the purposes of consolidating a foreign subsidiary, its financial statements are translated into the parent's reporting currency. Assets and liabilities are translated using the balance sheet rate of exchange. Amounts in the income statements are translated using the weighted average rate for the period. Translation differences that arise are reported in a separate component of shareholders' equity.

Particulars	Indian GAAP	U.S. GAAP
	until the disposal of the net investment, at which time they should be recognised as income or as expenses. Guidance relating to translation of foreign operations integral to the reporting enterprise requires foreign exchange gains or losses to be recognised in the income statement.	
Deferred taxation	Deferred taxes are required to be provided for the tax effect of timing differences between taxable income and accounting income using applicable tax rates. Deferred tax assets arising due to unabsorbed depreciation or carry forward of losses are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.	Deferred tax liabilities and assets are recorded for the tax effect of temporary differences between the tax and book bases of assets and liabilities and operating loss carryforwards, at currently enacted tax rates expected to be in force when the temporary differences reverse. Changes in tax rates are reported in the income statement in the period of enactment. Tax credits are considered as part of temporary differences and deferred tax asset can be recognised as the same.
	Tax credits are not treated as timing difference and no deferred tax asset is allowed to be created as the same. However, such tax credits can be considered as an asset if certain conditions are satisfied. Other deferred tax assets are recognised and carried forward only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.	A valuation allowance is made against deferred taxes if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realised.
Proposed dividend	Proposed dividends are recognised as a provision in the financial statements in the period to which they relate, even if they are subject to shareholders' approval.	Dividends are recorded in the year of declaration.
Vacation accrual	Vacation accrual, or leave encashment on retirement or termination, is viewed as a retirement entitlement and	Vacation earned but not taken is reported as a liability based on the number of days' entitlement, priced at

Particulars	Indian GAAP	U.S. GAAP
	is generally reported at the actuarially determined present value of future benefits.	the balance sheet salary rate.
Retirement benefits	The liability for defined benefit retirement plans is reported at an actuarial valuation. Several alternative methodologies are considered acceptable for the purposes of the valuation, and the actuary has considerable latitude in selecting assumptions to be used. Contribution to the Group Gratuity Insurance Scheme with Life Insurance Corporation of India are charged to revenue on due basis which is determined on the basis of actuarial valuation. Expenditure incurred on voluntary retirement scheme may be deferred. The accounting standard on employee benefits effective 1 April 2006 is substantially revised which *inter alia* requires liability for defined benefit retirement plans to be reported at the present value of the defined benefit obligation and the current service cost using the projected unit credit method.	The liability for defined benefit retirement plans is reported at the present value of future benefits using the projected unit credit method, with a stipulated method to determine assumptions. Expenditure incurred on voluntary retirement scheme should be expensed in the period incurred.
Depreciation	Depreciation is generally charged at rates prescribed by the Companies Act. These rates are the minimum rates, and companies are permitted to charge depreciation at higher rates, in order to write off the cost of assets over their useful lives, if shorter.	Depreciation is provided in a systematic and rational manner over the estimated useful economic life of the assets.
Derivative financial instruments and hedging	The Guidance Note on Accounting for Equity Index and Equity Stock Futures and Options is the pronouncement which address the accounting for derivatives relating to equity index and equity stock futures and options. Accounting Standard 11 deals with accounting of forward foreign exchange contracts.	All derivatives are required to be recognised as assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is gain and losses) depends on the intended use of the derivative and the resulting designation. Derivatives based on the intended use are broadly classified into three classes viz. fair value hedge, cash flow hedge and

Particulars	Indian GAAP	U.S. GAAP
		foreign currency hedge.
	Premium or discount on forward exchange contracts, other than those to hedge foreign currency risks of future transactions in respect of which firm commitments are made or which are highly probable forecast transactions, is amortized and recognised in the profit and loss account over the period of such contracts, except in respect of contracts relating to liabilities for purchase of fixed assets where the amortization is adjusted to carrying value of fixed assets.	Gains and losses on fair value hedges, for both the hedging instrument and the item being hedged, are recognised in the income statement. Gain and losses on effective portion of cash flow hedges is initially reported as a component of other comprehensive income and subsequently reclassified in to earnings when the forecasted transaction affects earnings.
	Any profit or loss arising on cancellation or renewal of forward contract is recognised as income or expense in the profit and loss account except in respect of contracts relating to liabilities for purchase of fixed assets where the profit/loss is adjusted to carrying value of fixed assets.	In case of hedging the foreign currency exposure of a net investment in a foreign operation, the same accounting treatment is given as in the case of cash flow hedge. The gains or losses on the ineffective portion of any hedge are written off as income or expense.
	Exchange differences on forward contract, other than those to hedge foreign currency risks of future transactions in respect of which firm commitments are made or which are highly probable forecast transactions, entered into for hedging purposes should be recognised to the profit and loss account except in respect of contracts relating to liabilities for purchase of fixed assets where the exchange difference is adjusted to carrying value of fixed assets.	Derivatives that are not designated as a hedging instrument, the gains or losses are recognised in earnings in the period of change.
	Exchange differences arising on the forward exchange contracts entered into to hedge the foreign currency risks of a firm commitment or a highly probable forecast transaction is recognised in the statement of profit and loss in the reporting period in which the exchange rate changes. Any profit or loss arising on renewal or cancellation of such contracts is	

Particulars	Indian GAAP	U.S. GAAP
	recognised as income or expense for the period. The premium or discount on forward exchange contract intended for trading or speculation purposes is ignored and at each balance sheet date the value of the contract is marked to its current market value and the gain or loss on the contract is recognised.	
Discounting	Discounting of liabilities is not permitted and provisions are carried at their full values.	The amount of provision is the present value of the expenditure expected to be required to settle the obligation. The discount rate is the credit adjusted risk-free rate that adjusts a risk-free rate of interest for the credit standing of the entity.
Changes in accounting policies	Include effect in the income statement of the period in which the change is made except as specified in certain standards where the change resulting from adoption of the standard has to be adjusted against opening retained earnings.	Generally the effect is included (net of taxes) in current year income statement after extraordinary item. Pro forma comparatives are required to be disclosed. Retrospective adjustments are required to be made for certain specific items.
Correction of fundamental errors	Include effect in the current year income statement with appropriate disclosure.	Correction of errors must be prior period/opening retained earnings adjustment.
Employee stock options	As per SEBI guidelines, choice of either the intrinsic method or the fair value method is available. In case of intrinsic value the option discount must be amortised over the vesting period.	For public entities cost of employee stock options is measured at its fair value on the grant date. Unless the award is modified or the measurement date changed, the estimated fair value of each unit of the equity instrument is not remeasured in subsequent periods. Non-public entities have the option to measure liabilities arising from share-based payment arrangements at either the fair value or the intrinsic value (only if it is not possible to reasonably estimate fair value). In case the intrinsic value method is selected, the value of stock options is remeasured at each balance sheet date. Pro forma disclosures required to be made as if fair value based

Particulars	Indian GAAP	U.S. GAAP
		method had been applied.
Share issue expenses	Share issue expenses may be charged as an expense or charged to the Securities Premium Account.	Issue costs of equity securities are dealt with as a reduction of equity.
Leases	A lease is a finance lease if substantially all risks and rewards of ownership are transferred. Substance rather than form is important. Leases are not capitalised in the books but terms disclosed in the notes to account.	Similar to Indian GAAP but more extensive form-driven requirements.
Revenue recognition	Revenue is recognised when the specified requirements as to prudence are satisfied and it is not unreasonable to expect ultimate collection. There must be matching of revenue and expenditure to the maximum extent possible.	The guidance under U.S. GAAP is extensive. U.S. GAAP focuses more on revenues being recognised and earned. Revenue is generally realized and earned when all the following criteria are met: There is a persuasive evidence that an arrangement exists; Delivery has occurred or services have been rendered; The seller's price to the buyer is fixed or determinable; and Collectibility is reasonably assured.

INDEX TO THE FINANCIAL STATEMENTS

Auditors' Report

The Board of Directors
Reliance Natural Resources Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai-400 021

Re: **Public listing of Reliance Natural Resources Limited (formerly known as Global Fuel Management Services Limited)**

Dear Sirs,

1. We have examined the financial information of Reliance Natural Resources Limited (formerly known as Global Fuel Management Services Limited) (the "Company"), as attached to this report stamped and initialled by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 (the "Act") and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time (the "SEBI Guidelines") issued by the Securities and Exchange Board of India ("SEBI") on 19 January 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated 23 January 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended 31 March 2001, 31 March 2002, 31 March 2003, 31 March 2004, 31 March 2005 and period ended 31 December 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B(1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated 23 January 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   (a) The restated assets and liabilities of the Company as at 31 March 2001, 31 March 2002, 31 March 2003, 31 March 2004, 31 March 2005 and 31 December 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   (b) The restated profit and loss of the Company as at 31 March 2001, 31 March 2002, 31 March 2003, 31 March 2004, 31 March 2005 and 31 December 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   (c) The restated cash flows of the Company for the financial year ended 31 March 2001, 31 March 2002, 31 March 2003, 31 March 2004, 31 March 2005 and 31 December 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   (d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      (i) The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guideline have not been disclosed.

(ii) Accounting ratios as appearing in Annexure 5 to this report.

(iii) Capitalisation statement as at 31 December 2005 as appearing in Annexure 6 to this report.

(iv) Statement of Tax Shelter as appearing in the Annexure 7 to this report.

(v) The Company does not have any outstanding balance of secured and unsecured loan, hence the information regarding analysis of outstanding secured and unsecured loans in accordance with paragraphs 6.10.2.6 and 6.10.2.7(h), respectively, of the SEBI Guideline have not been disclosed.

(vi) Investments as at 31 March 2001, 31 March 2002, 31 March 2003, 31 March 2004, 31 March 2005 and 31 December 2005 as appearing in Annexure 8 to this report.

(vii) Statement of details of loans and advances as appearing in Annexure 9 to this report.

(viii) The Company has not earned other income during the period ended 31 March 2001, 31 March 2002, 31 March 2003, 31 March 2004, 31 March 2005 and 31 December 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guideline have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pathak H.D. & Associates
Chartered Accountants

Parag D. Mehta
Partner
Membership No.: 113904

Mumbai: 27 January 2006

RELIANCE NATURAL RESOURCES LIMITED

(Formerly known as Global Fuel Management Services Limited)

ANNEXURE 1

STATEMENT OF ASSETS AND LIABILITIES

Particulars	As at 31 December	As at 31 March	
	2005	2005	2004
		Amount in Rupees	
A Fixed asset			
Gross block	4,709,147,531		
Less: depreciation	741,288,734		
Net block	3,967,858,797		
B Investments	**567,000**	**95,000**	**95,000**
C Deferred tax asset	**14,766,852**		
D Current assets, loans and advances			
Cash and bank balances	380,488	19,232	7,178
Loans and advances	2,119,736,875		
Total	**2,120,117,363**	**19,232**	**7,178**
E Liabilities and provisions			
Unsecured loan		51,000	31,000
Current liabilities and provisions	16,296,366	6,612	6,480
Total	**16,296,366**	**57,612**	**37,480**
F Net worth (A+B+C+D-E)	6,087,013,646	56,620	64,698
G Represented by:			
Paid-up share capital			
- Equity share capital	500,000	100,000	100,000
Share capital - pending allotment	6,115,652,110		
Less accumulated losses	(29,138,464)	(43,380)	(34,522)
Total	**6,087,013,646**	**56,620**	**65,478**

Particulars	As at 31 December	As at 31 March	
	2005	2005	2004
		Amount in Rupees	
Less:			
H Miscellaneous expenditure to the extent not written off or adjusted			780
I Net worth (G-H)	**6,087,013,646**	**56,620**	**64,698**

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)
ANNEXURE 2

STATEMENT OF PROFIT AND LOSS

Particulars	For the Period ended on 31 December	For the Year/Period ended on 31 March	
	2005	2005	2004
		Amount in Rupees	
A Income			
Profit on sale of assets	8,688	—	—
Total	**8,688**	—	—
B Expenditure			
Depreciation	39,891,837	—	—
Rates and taxes	384,289	—	—
Helicopter expenses	803,816	—	—
Vehicle expenses	2,616,251	—	—
Audit fees (incl. Service tax)	165,300	6,612	6,480
General expenses	9,131	1,466	982
Misc. expenditure written off	—	780	797
Total	**43,870,624**	**8,858**	**8,259**
C Net profit before tax (A-B)	**(43,861,936)**	**(8,858)**	**(8,259)**
Less:			
Provision for tax — deferred	14,766,852	—	—
D Net profit after tax	**(29,095,084)**	**(8,858)**	**(8,259)**
E Balance brought forward from last year	(43,380)	(34,522)	(26,263)
F Balance carried to balance sheet (D+E)	**(29,138,464)**	**(43,380)**	**(34,522)**

RELIANCE NATURAL RESOURCES LIMITED

(Formerly known as Global Fuel Management Services Limited)

ANNEXURE 3

CASH FLOW STATEMENT

Particulars	Period ended on 31 December* 2005	Year/Period ended on 31 March 2005	31 March 2004
		Amount in Rupees	
A. Cash flow from operating activities			
Net Profit/(loss) before tax as per Profit and Loss account	(43,861,936)	(8,858)	(8,259)
Adjusted for:			
Depreciation	39,891,837		
Profit on sale of assets	(8,688)		
Preliminary expenses written off	-	780	797
Operating profit/(loss) before working capital changes	(3,978,787)	(8,078)	(7,462)
Adjusted for			
Trade payables	16,289,754	132	(20,000)
Net Cash used in operating activities	**12,310,967**	**(7,946)**	**(27,462)**
B. Cash flow from investing activities			
Preliminary expenditure			
Sale of asset	144,339		
Purchase of investment	(12,471,050)		(13,000)
Sale of investments	28,000		
Net cash used in investment activities	**(12,298,711)**		**(13,000)**
C. Cash flow from financing activities			
Proceeds from Share capital	400,000		
Long-term borrowings		20,000	31,000
Repayment of long-term borrowings	(51,000)		
Net cash generated from financing activities	**349,000**	**20,000**	**31,000**
Net increase in cash and cash equivalents (A + B + C)	**361,256**	**12,054**	**(9,462)**
Opening balance of cash and cash equivalents	19,232	7,178	16,640
Closing balance of cash and cash equivalents	380,488	19,232	7,178

* Transaction arising out of scheme of demerger, as stated to Note 3 of Annexure 4 is a non-cash transaction and not considered in the above cash flow workings.

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)
ANNEXURE 4

NOTES TO RESTATED ASSETS AND LIABILITIES, PROFIT AND LOSS ACCOUNT AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 DECEMBER 2005

1 Significant accounting policies

(a) Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(b) Fixed assets

Fixed assets are stated at Cost net of MODVAT/CENVAT less accumulated depreciation and impairment loss, if any.

(c) Depreciation

Depreciation on fixed assets has been provided on the basis of written down value as on the appointed date at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

(d) Impairment of assets

An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

(e) Investments

Current investments are carried at lower of cost or net realisable value. Long-term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

(f) Taxation

Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognised only to the extent that there is a reasonable certainty of their realisation. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognised only to the extent that there is virtual certainty of their realisation supported by convincing evidence.

(g) Pre-operative expenditure

All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which would be capitalised/written off on commencement of business.

2 The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 9 August 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3 In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 (the "Scheme") between RIL, the Company and other three transferee Companies, RIL has reorganised and segregated by way of a demerger, its business and undertaking engaged in coal-based energy undertaking, gas-based energy undertaking, financial service undertaking and telecommunication undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9 December 2005 and same has been filed with Registrar of Companies on 21 December 2005 and the appointed date as per the Scheme is 1 September 2005.

As per the said Scheme:

(a) All the properties, investments, assets and liabilities relatable to "Gas based Energy undertaking" of RIL will stand transferred and vested in the Company on a going-concern basis.

(b) The said transfer has been affected at the values appearing in the books of RIL as at 31 August 2005 and recorded as such in book of accounts of the company. The book value of assets over liabilities as on that date aggregates to Rs.2,967,723,254.

(c) In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs.5 each fully paid up in the Company for every one equity share of Rs.10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs.6,115,652,110 is disclosed as "Share Capital - pending allotment". Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500, 000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL.

(d) Deficit of net assets so recorded; over the amount of share capital to be issued amounting to Rs.3,147,928,856 is recognised in these financial statements, and, as stipulated in the Scheme, is disclosed as "Goodwill".

4 Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai name of the company has been changed as under:

Certificate dated	Change of name particulars
25 July 2005	From "Reliance Wattage Private Limited" to "Reliance Wattage Limited"
3 August 2005	From "Reliance Wattage Limited" to "Reliance Fuel Management Limited"
10 August 2005	From "Reliance Fuel Management Limited" to "Global Fuel Management Services Limited"
9 January 2006	From "Global Fuel Management Services Limited" to "Reliance Natural Resources Limited"

5 **Related party disclosures**

(a) Following are the names of related parties and description of relationship:

Name of the party	With effect from	Relationship
Mr. Anil D. Ambani	w.e.f. 25 July 2005 up to 9 August 2005	Person having control at any time during the year
Reliance Industries Limited	w.e.f. 9 August 2005	Holding company
Reliance Patalganga Power Limited*	w.e.f. 21 December 2005	Subsidiary companies
Reliance Industrial Investments and Holdings Limited	w.e.f. 9 August 2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 9 August 2005	
Reliance Ventures Limited	w.e.f. 9 August 2005	
Reliance Strategic Investments Limited	w.e.f. 9 August 2005	
Reliance Technologies LLC	w.e.f. 9 August 2005	
Reliance LNG Limited	w.e.f. 9 August 2005	
Gas Transport & Infrastructure Limited	w.e.f. 9 August 2005	
Reliance Brazil LLC	w.e.f. 9 August 2005	
Reliance Energy Ventures Limited	w.e.f. 9 August 2005	
Reliance Capital Ventures Limited	w.e.f. 11 August 2005	
Reliance Communication Ventures Limited	w.e.f. 11 August 2005	
Reliance Thermal Energy limited	w.e.f. 9 August 2005	
Jayamkondam Power Limited	w.e.f. 9 August 2005	
Reliance Power Limited	w.e.f. 9 August 2005	

Name of the party	With effect from	Relationship
Hirma Power Limited	w.e.f. 9 August 2005	
Reliance Industries (Middle East) DMCC	w.e.f. 9 August 2005	
Relene Petrochemicals Limited	w.e.f. 6 September 2005	
Reliance Petroleum Limited	w.e.f. 24 October 2005	
Reliance Infrastructure Limited	w.e.f. 1 October 2005	

Note:

* The Company was fellow subsidiary during the period 09.08.2005 to 21.12.2005.

(b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period:

Nature of transaction (excluding reimbursements)	Name of the party	Opening balance as on 1 April 2005	Acquired on demerger	Transaction during the period	Balance outstanding as on 31 December 2005
			Rs		
Contribution to equity share capital	Mr. Anil D. Ambani	—	—	400,000	—
Equity Share capital (as holding company)	Reliance Industries Limited	—	—	—	500,000
Investments - equity Share	Reliance Patalganga Power Limited	—	500,000	—	500,000
Interest free loans/advances	Reliance Ventures Limited	—	2,177,500,000	(180,630,543)	1,996,869,457
	Reliance Patalganga Power Limited	—	122,867,418	—	122,867,418
Other current liabilities (reimbursements)	Reliance Industries Limited	—	—	16,131,066	16,131,066

6 There are no reportable segments under Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

7 In terms of Accounting Standards (AS) 22 "Taxes on Income", the Company has provided deferred tax asset of Rs.14,766,852. Details are as under:

Particulars	Timing differences arising during the period	As at 31 December 2005
		Rs.
Deferred Tax Asset		
On account of depreciation	1,714,376	1,714,376
Unabsorbed tax losses	13,052,477	13,052,477
Deferred tax asset	14,766,852	14,766,852

Deferred tax asset is recognised, as the management believes that there is a virtual certainty as to its realisation against future taxable profit.

8 Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the Industries (Development and Regulation) Act, 1951.

9 In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

RELIANCE NATURAL RESOURCES LIMITED

(Formerly known as Global Fuel Management Services Limited)

ANNEXURE 5

STATEMENT OF ACCOUNTING RATIOS

Particulars	For the period ended 31 December 2005	For the period/year ended on 31 March 2005	2004
	Amount in Rupees		
1 Earnings per share			
Net loss after tax (Rs)	(29,095,084)	(8,858)	(8,259)
Weighted average number of equity shares[(1)]	66,546	20,000	20,000
Earnings per share (Rs)	**(437.22)**	**(0.44)**	**(0.41)**
Basic and diluted	(Refer note below)		
2 Return on net worth			
Net loss after tax	(29,095,084)	(8,858)	(8,259)
Net worth	6,087,013,646	56,620	64,698
Return on net worth (%)	**(0.48)**	**(15.64)**	**(12.77)**
3 Net asset value			
Net assets (Rs)	6,087,013,646	56,620	64,698
No. of shares[(1)]	100,000	20,000	20,000
Net asset value per share (Rs)	**60,870.14**	**2.83**	**3.23**

Notes:

(1) During the period ended 31 December 2005, the Company has split its equity shares from Rs.10 per share to Rs.5 per share. Accordingly, the number of shares is increased for all reported periods based on per share face value of Rs.5 each. The earnings per share and net asset value is accordingly calculated based on face value of Rs.5 per share.

(2) The effect of weighted average number of equity shares to be issued pursuant to the scheme of arrangement excluding shares to be cancelled on allotment is anti-dilutive in nature and hence basic and diluted earnings per share remains the same.

RELIANCE NATURAL RESOURCES LIMITED

(Formerly known as Global Fuel Management Services Limited)

ANNEXURE 6

CAPITALISATION STATEMENT AS AT 31 DECEMBER 2005

Particulars	Pre-Issue	Post-Issue [1]
	Amount in Rupees	
A Borrowing:		
Short-term debt	-	-
Long-term debt	-	-
Total debt	Nil	Nil
B Shareholders funds:		
Equity share capital	500,000	6,115,652,110
Share capital - pending allotment	6,115,652,110	-
Reserves and surplus	-	500,000
Less: Profit and Loss account	(29,138,464)	(29,138,464)
Total	**6,087,013,646**	**6,087,013,646**
Debt - equity ratio (A/B)	N/A	N/A

Note:

(1) As per the scheme of arrangement, in consideration of demerger of gas-based energy undertaking, the Company would issue and allot the shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity shares of face value of Rs.5 each fully paid up in the Company for every one equity share of Rs.10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital, which is pending allotment as at 31 December 2005, is considered as share capital pending allotment and included in pre-issue shareholders funds. The post issue debt equity ratio is as adjusted at 31 December 2005 for allotment of these shares amounting to Rs.6,115,652,110 and cancellation of current share capital of the Company of Rs.500,000, which shall stand cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post-issue reserves and surplus.

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)
ANNEXURE 7

STATEMENT OF TAX SHELTERS

Particulars	For the period ended 31 December 2005	For the year/period ended 31 March 2005	2004
		Amount in Rupees	
Profit/(loss) before current and deferred taxes, as restated	(43,861,936)	(8,858)	(8,259)
Tax rate, %			
-- Normal	33.66	36.59	35.88
-- MAT	8.42	7.84	7.69
Tax impact at applicable tax rate on restated profits (A)	**(14,763,928)**	-	-
Adjustments			
Temporary differences			
Difference between book base and tax base of fixed assets	8,739,826	-	-
Tax losses	35,122,110	-	-
Adjustment (B)	43,861,936	-	-
Tax saving thereon (C)	14,763,928	-	-
Net tax payable (A+C)	-	-	-

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

ANNEXURE 8

INVESTMENTS

Investments [long-term, non-trade, at cost]	For the period ended 31 December 2005		For the period/year ended 31 March 2005		For the period/year ended 31 March 2004	
			Amount in Rupees			
Unquoted						
In equity shares of subsidiary company, fully paid up						
Reliance Patalganga Power Limited of Rs.10 each		500,000				
In equity shares, fully paid up						
Reliance Broadband Network Private Limited of Rs.10 each	14,000		14,000		14,000	
Reliance Coverage Communication Private Limited of Rs.10 each	15,000		15,000		15,000	
Reliance Energy Service Private Limited of Rs.10 each	19,000		19,000		19,000	
Reliance Energia Private Limited of Rs.10 each	19,000		19,000		19,000	
Reliance Energy Ventures Private Limited of Rs.10 each	-		14,000		14,000	
Reliance Petroleum Private Limited of Rs.10 each	-		14,000		14,000	
		67,000		95,000		95,000
Total		**567,000**		**95,000**		**95,000**

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)
ANNEXURE 9

LOANS AND ADVANCES

Particulars	For the period ended 31 December 2005	For the year/period ended 31 March 2005	For the year/period ended 31 March 2004
	Amount in Rupees		
Loans to subsidiary companies	122,867,418	-	-
Advances recoverable in cash or in kind or for value to be received	1,996,869,457	-	-
Total	**2,119,736,875**	-	-
Above amount includes balances with following related party			
Reliance Patalganga Power Limited	122,867,418	-	-
Reliance Ventures Limited	1,996,869,457	-	-
Total	**2,119,736,875**	-	-

PATHAK H.D. & ASSOCIATES (Regd.)
Chartered Accountants

HEAD OFFICE: 709, TULSIANI CHAMBERS, 212, NARIMAN POINT, MUMBAI 400 021, TEL: 3022 8508-09

LIMITED REVIEW REPORT FOR THE QUARTER ENDED 30 JUNE, 2006

TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial results for the Quarter ended June 20, 2006" (the "statement") of Reliance Natural Resources Limited prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialled by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended 30 June, 2006, nothing has come to our notice that causes us to believe that the statement has -

    (a) not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

    (b) not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For PATHAK H.D. & ASSOCIATES
Chartered Accountants

PARAG D. MEHTA
Partner
Membership No. 113904

Place: Mumbai
Date: 19 July 2006

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(Formerly known as Global Fuel Management Services Limited)

REGISTERED OFFICE: 'H' BLOCK, 1ST FLOOR, DHIRUBHAI AMBANI KNOWLEDGE CITY, NAVI MUMBAI 400 710

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2006

Rs. in Million

Sr. No	Particulars	Quarter ended 30 June 2006	Six Months ended 30 June 2006	Nine months ended 31 December 2005 Audited
1	Income from operations	127.38	139.68	0.00
2	Other income	73.93	140.63	0.01
		201.31	280.32	0.01
3	Cost of operations	93.66	101.86	0.00
4	Salaries	0.75	6.33	0.00
5	Other Expenses	22.27	42.20	3.98
6	Depreciation	20.71	47.92	39.89
7	Profit / (Loss) before Tax	63.92	82.00	-43.86
8	Provision for -			
	Income Tax	18.81	18.81	0.00
	Fringe Benefit Tax	0.34	1.96	0.00
	Deferred Tax Liabilities/(Assets)	4.05	10.14	-14.77
9	Net Profit / (Loss) for the period	40.74	51.10	-29.10
10	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	6,715.65	6,715.65	0.50
11	Reserves			-
12	Earnings per share (On Net Profit/Loss)(*not annualised)			
	- Basic (Rs.)	0.03*	0.04*	-437.22*
	- Diluted (Rs.)	0.03*	0.04*	-437.22*
13	Aggregate of Non-Promoter Share Holding -			
	- No. of Shares	734,369,130	734,369,130	Nil
	- Percentage of Shareholding	54.68	54.68	Nil

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)
BALANCE SHEET AS AT 30 JUNE 2006

	Schedule	As at 30 June 2006	As at 31 December 2005
		Amount in Rupees	
Source of Funds			
Shareholders' Funds			
Share Capital	*1*	6,715,652,110	500,000
Equity Warrants		745,300,000	
Share Application Money		8,700,000	6,115,652,110
Reserves and Surplus	*2*	2,478,500,000	—
Total		6,116,152,110	6,116,152,110
Application of Funds			
Fixed Assets			
Gross Block	*3*	4,709,147,532	4,709,147,532
Less: Accumulated depreciation		739,204,206	741,288,735
Net Block		3,919,943,326	3,967,858,797
Investments	*4*	312,000	567,000
Deferred tax Assets		4,630,831	14,766,852
Current Assets, Loans and Advances			
Sundry Debtors		95,749,066	—
Interest Receivable A/c.		62,442,521	—
Cash and Bank Balance			
Balance with Scheduled Bank in Current Account		48,462,430	380,488
Loans and advances	*5*	5,903,879,918	2,119,736,875
		6,110,533,935	2,120,117,363
Less: Current Liabilities and Provisions			16,296,366
Current Liabilities		53,049,160	
Provision for FBT		1,960,500	
Provision for Income Tax		18,806,272	
Net Current Assets		6,031,718,003	2,103,820,997
Profit and loss account		—	29,138,464
Total		9,970,114,210	6,116,152,110
Notes to account	*5*		

RELIANCE NATURAL RESOURCES LIMITED

(Formerly known as Global Fuel Management Services Limited)

PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY 2006 TO 31 MARCH 2006

	Schedule	For the period ended 31 March 2006	For the period ended 31 December 2005
		Amount in Rupees	
Income From Operations			
Washing Coal Charges		17,310,759	
Freight Charges		18,357,128	—
Fuel-Facilitation charges		50,015,738	—
Other Income		140,632,925	8,688
Expenditure			
Washing Coal Charges paid		53,898,756	
Freight Charges Paid		14,682,830	
Fuel-Facilitation paid		33,278,111	
Advertising Expenses		1,459,497	
Annual Custody Fee		4,223,595	
Stamp Duty & Registration Charges		5,000,000	
Travelling Expenses		142,333	
Depreciation		47,915,471	
Rates & Taxes		912,816	
Helicopter expenses		320,055	
Vehicle expenses		5,990,453	
Staff Cost		6,334,792	
Audit Fees		150,080	
Professional Fees		1,306,852	
General Expenses		76,419	
Postage Expenses		10,761,687	
Printing & Stationery		10,450,254	
Miscellaneous Expenses		1,409,191	
		198,313,192	43,870,624
Profit (Loss) before tax		82,003,358	(43,861,936)
Provision for tax			

	Schedule	For the period ended 31 March 2006	For the period ended 31 December 2005
		Amount in Rupees	
- Deferred Tax		(10,136,021)	14,766,852
- Fringe Benefit Tax		(1,960,500)	
- Income Tax		(18,806,273)	
Profit/(Loss) after tax		51,100,564	(29,095,084)
Balance brought forward from last year		(29,138,464)	(43,380)
Balance carried to Balance Sheet		(21,962,100)	(29,138,464)
Basic and diluted earnings per share (Rupees)(Paid up Rs 5/- per share)		0.04	(437.22)
Diluted earnings per share (Rupees) (Paid up Rs5/ - per share)		0.04	(437.22)

[Refer note 8 to schedule 5]

RELIANCE NATURAL RESOURCES LIMITED
(Formerly known as Global Fuel Management Services Limited)

SCHEDULE ANNEXED TO AND FORMING PART OF BALANCE SHEET FOR THE PERIOD ENDED 30 JUNE 2006

SCHEDULE 1: SHARE CAPITAL

	As at 31 March 2006	As at 31 December 2005
	Amount in Rupees	
Authorised		
13,000,000,000 (Previous Period 1,300,000,000) Equity Shares of Rs.5 each	15,000,000,000	6,500,000,000
	15,000,000,000	6,500,000,000
Issued, Subscribed and Paid up		
134,31,30,422 (Previous Period 1,00,000) Equity Shares of Rs.5 each	6,715,652,110	500,000
	6,715,652,110	500,000

SCHEDULE 2: RESERVES & SURPLUS

		As at 30 June 2006 Rupees	As at 31 December 2005 Rupees
Capital Reserve		500,000	
Share Premium			
Balance as per last Balance Sheet	NIL		
Add: Received during the year	2,478,000,000	2,478,000,000	
		2,478,500,000	NIL

RELIANCE NATURAL RESOURCES LIMITED

(Formerly known as Global Fuel Management Services Limited)

SCHEDULE ANNEXED TO AND FORMING PART OF BALANCE SHEET AS AT 30 JUNE 2006

SCHEDULE 3: FIXED ASSETS

Description	Gross Block					Depreciation				Net Block	
	As at 1 January 2006	Additions [Refer note 1]	Additions	Deduction	As at 31 March 2006	Depreciation up to 31 December 2005	For the period	Deductions	As at 30 June 2006	As at 30 June 2006	As at 31 December 2005
	Rs.	Rs.		Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.
Goodwill	3,147,928,856	—			3,147,928,856	—	—	—	—	3,147,928,856	3,147,928,856
[Refer note 3(d) to schedule 5]											
Building	637,209,459	—	—	—	637,209,459	244,000,720	4,847,778		253,639,710	383,519,749	393,208,739
[Refer Note: 2]											
Plant and Machinery	23,333,169	—	—	—	23,333,169	21,253,769	205,092		21,645,778	1,687,391	2,079,400
[Refer Note: 2]											
Electrical Installation	184,881,221	—	—	—	184,881,221	95,399,011	3,069,117		101,464,910	83,416,311	89,482,210
[Refer Note: 2]											
Equipments	131,899,142	—	—	—	131,899,142	67,116,370	2,222,565		71,508,506	60,390,636	64,782,772
[Refer Note: 2]											
Furnitures & Fixtures	393,326,912	—	—	—	393,326,912	239,676,991	6,857,417		253,158,527	140,168,341	153,649,921
[Refer Note: 2]											
Vehicles	102,137,999	—	—		102,137,999	37,748,602	4,147,447		45,784,527	56,353,472	64,389,397
[Refer Note: 2]											
Helicopter	88,430,774	—	—	—	88,430,774	36,093,272	5,858,932		41,952,204	46,478,570	52,337,502
[Refer Note: 2]											
Total	4,709,147,532	—	—	—	4,709,147,532	741,288,735	27,208,348	—	789,204,206	3,919,943,326	3,967,858,797
Previous Period	—	4,697,280,139	12,471,050	6,030,658	4,709,147,532	701,864,904	39,891,837	468,007	741,288,734	3,967,858,798	—
Capital Work in Progress										13,509,990.00	

Description	Gross Block					Depreciation				Net Block	
	As at 1 January 2006	Additions [Refer note 1]	*Additions*	Deduction	As at 31 March 2006	Depreciation up to 31 December 2005	For the period	Deductions	As at 30 June 2006	As at 30 June 2006	As at 31 December 2005
	Rs.	*Rs.*		*Rs.*	*Rs.*	*Rs.*	*Rs.*	*Rs.*	*Rs.*	*Rs.*	*Rs.*
										13,509,990.00	

SCHEDULES ANNEXED TO AND FORMING PART OF BALANCE SHEET AS AT 30 JUNE 2006

SCHEDULE 4: INVESTMENTS

	As at 30 June 2006		As at 31 December 2005	
	Rupees		*Rupees*	
Investments				
[Long Term, Non-Trade, at Cost]				
Unquoted				
In Equity Shares, fully paid up				
24,506 (Previous Period: 24,506) equity shares of Reliance Patalganga Power Limited of Rs.10 each	245,060		500,000	
1,400 (Previous year: 1,400) equity shares of Reliance Broadband Network Private Limited of Rs.10 each	14,000		14,000	
1,500 (Previous year: 1,500) equity shares of Reliance Coverage Communication Private Limited of Rs.10 each	15,000		15,000	
1,900 (Previous year: 1,900) equity shares of Reliance Energy Service Private Limited of Rs.10 each	19,000		19,000	
1,900 (Previous year: 1,900) equity shares of Reliance Energia Private Limited of Rs.10 each	19,000		19,000	
		312,060		567,000

SCHEDULE 5: LOANS AND ADVANCES

	As at 30 June 2006	As at 31 December 2005
Prepaid Expenses		
Loans to Company	178,467,418	122,867,418
Inter Corporate Deposits	5,725,400,000	—
Loan to Reliance Ventures Ltd.	—	—
Deposit for Hall	10,000	—
Deposit with HDFC - Dmat A/C	2,500	—
Advances recoverable in cash or in kind for value to be received	—	1,996,869,457
	5,903,879,918	2,119,736,875

THE COMPANY

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710
India

DEPOSITARY

Deutsche Bank Trust Company Americas
60 Wall Street
New York
New York 10005
United States

CUSTODIAN

Deutsche Bank AG Mumbai Branch
DB House, 2nd Floor
Hazarimal Somani Marg, Fort
Mumbai - 400 001
India

LEGAL ADVISERS TO THE COMPANY

as to Indian law

Economic Laws Practice
1502, A Wing, Dalamal Towers
Nariman Point
Mumbai - 400 021
India

as to United States federal securities law and English law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

THE COMPANY'S AUDITORS

Statutory Auditors

Pathak H.D. & Associates
709, Tulsiani Chambers
212, Nariman Point
Mumbai 400 021
India

LUXEMBOURG LISTING AGENT

Deutsche Bank Luxembourg S.A.
2, boulevard Konrad Adenauer
L-1115 Luxembourg